Pier 1 imports®

2008 Annual Report

Annual Meeting of Shareholders
June 20, 2008

Form 10-K

Pier 1 imports®

2008 Annual Report

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 1, 2008.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 1-7832

PIER 1 IMPORTS, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**75-1729843**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
100 Pier 1 Place **Fort Worth, Texas**	**76102**
(Address of principal executive offices)	*(Zip Code)*

Company's telephone number, including area code:
(817) 252-8000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1.00 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of September 1, 2007, the approximate aggregate market value of voting stock held by non-affiliates of the registrant was $544,013,000 using the closing sales price on that day of $6.18.

As of April 28, 2008, 89,036,887 shares of the registrant's common stock, $1.00 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents have been incorporated herein by reference:

1) Registrant's Proxy Statement for the 2008 Annual Meeting in Part III hereof.

PIER 1 IMPORTS, INC.

FORM 10-K ANNUAL REPORT
Fiscal Year Ended March 1, 2008

TABLE OF CONTENTS

PART I

Item 1. *Business.*

(a) General Development of Business.

Pier 1 Imports, Inc. was incorporated as a Delaware corporation in 1986. Throughout this report, references to the "Company" include Pier 1 Imports, Inc. and its consolidated subsidiaries. References to "Pier 1 Imports" relate to the Company's retail locations operating under the name Pier 1 Imports®. References to "Pier 1 Kids" related to the Company's retail locations that operated under the name Pier 1 Kids®.

On March 20, 2006, the Company announced the sale of its subsidiary based in the United Kingdom, The Pier Retail Group Limited ("The Pier"). The Pier has been included in discontinued operations in the Company's financial statements for fiscal 2007 and prior years. All discussions in this report relate to continuing operations, unless stated otherwise.

In fiscal 2008, the Company opened four new Pier 1 Imports stores located in Chula Vista, California; Peoria, Arizona; Port St. Lucie, Florida; and Tempe, Arizona. The Company closed 83 store locations, including the remaining 36 Pier 1 Kids stores and 22 clearance stores, as well as its direct to consumer business, which included catalog and internet sales. Subject to changes in the retail environment, availability of suitable store sites, lease renewal negotiations and availability of adequate financing, the Company plans to open up to three new Pier 1 Imports stores and close approximately 25 stores during fiscal 2009.

Presently, the Company maintains regional distribution center facilities in or near Baltimore, Maryland; Chicago, Illinois; Columbus, Ohio; Fort Worth, Texas; Ontario, California; Savannah, Georgia; and Tacoma, Washington.

The Company has an arrangement to supply Grupo Sanborns, S.A. de C.V. ("Grupo Sanborns") with merchandise to be sold primarily in a "store within a store" format in certain stores operated by Grupo Sanborns' subsidiary, Sears Roebuck de Mexico, S.A. de C.V. ("Sears Mexico"). The agreement with Grupo Sanborns will expire January 1, 2012. The agreement is structured in a manner which substantially insulates the Company from currency fluctuations in the value of the Mexican peso. In fiscal 2008, Grupo Sanborns opened four new "store within a store" locations offering Pier 1 Imports merchandise and closed one free-standing location and one "store within a store" location. As of March 1, 2008, Pier 1 Imports merchandise was offered in 31 Sears Mexico stores. Grupo Sanborns' expansion plans for fiscal 2009 include opening four new "store within a store" locations and one free-standing location in Mexico to sell Pier 1 Imports merchandise. Since Sears Mexico operates these locations, the Company has no employee or real estate obligations in Mexico.

The Company has a product distribution agreement with Sears Roebuck de Puerto Rico, Inc. ("Sears Puerto Rico"), which allows Sears Puerto Rico to market and sell Pier 1 Imports merchandise in a "store within a store" format in certain Sears Puerto Rico stores. The Company has no employee or real estate obligations in Puerto Rico because Sears Puerto Rico operates these locations. As of March 1, 2008, Pier 1 Imports merchandise was offered in seven Sears Puerto Rico stores. Sears Puerto Rico has no plans for new "store within a store" locations in Puerto Rico during fiscal 2009.

During fiscal 2007, the Company sold its credit card operations, which included its credit card bank located in Omaha, Nebraska, that operated under the name Pier 1 National Bank, N.A. (the "Bank") to Chase Bank USA, N.A. ("Chase"). The sale was comprised of the Company's proprietary credit card receivables, certain charged-off accounts and the common stock of the Bank. The Company and Chase have entered into a long-term program agreement. Under this agreement, the Company continues to support the card through marketing programs and receives payments over the life of the agreement for transaction level incentives, marketing support and other program terms.

In August 2007, the Company discontinued its e-commerce business. The Company continues to use its web site, www.pier1.com, for marketing and product information purposes.

(b) Financial Information about Industry Segments.

In fiscal 2008, the Company conducted business as one operating segment consisting of the retail sale of decorative home furnishings, gifts and related items.

Financial information with respect to the Company's business is found in the Company's Consolidated Financial Statements, which are set forth in Item 8 herein.

(c) Narrative Description of Business.

The specialty retail operations of the Company consist of retail stores operating under the name "Pier 1 Imports", selling a wide variety of furniture, wicker, decorative home furnishings, dining and kitchen goods, epicurean products, bath and bedding accessories, candles and other specialty items for the home.

On March 1, 2008, the Company operated 1,034 Pier 1 Imports stores in the United States and 83 Pier 1 Imports stores in Canada. The Company had three remaining franchise agreements to operate stores in the United States that expired in June 2007. During fiscal 2008, the Company supplied merchandise and licensed the Pier 1 Imports name to Grupo Sanborns and Sears Puerto Rico, which sold Pier 1 Imports merchandise primarily in a "store within a store" format in 31 Sears Mexico stores and in seven Sears Puerto Rico stores. Pier 1 Imports stores in the United States and Canada average approximately 9,900 gross square feet, which includes an average of approximately 7,900 square feet of retail selling space. The stores consist of freestanding units located near shopping centers or malls and in-line positions in major shopping centers. Pier 1 Imports operates in all major U.S. metropolitan areas and many of the primary smaller markets. Pier 1 Imports stores generally have their highest sales volumes during November and December as a result of the holiday selling season. In fiscal 2008, net sales of the Company totaled $1.5 billion.

Pier 1 Imports offers a unique selection of merchandise consisting of more than 4,000 items imported from over 50 countries around the world. While the broad categories of Pier 1 Imports' merchandise remain fairly constant, individual items within these product categories change frequently in order to meet the changing demands and preferences of customers. The principal categories of merchandise include the following:

DECORATIVE ACCESSORIES — This product group constitutes the broadest category of merchandise in Pier 1 Imports' sales mix and contributed approximately 63% to Pier 1 Imports' total U.S. and Canadian retail sales in fiscal year 2008, 62% in fiscal year 2007 and 60% in fiscal year 2006. These items are imported primarily from Asian and European countries, as well as some domestic sources. This category includes decorative wood accessories, lamps, vases, dried and artificial flowers, baskets, wall decorations, ceramics, dinnerware, bath and fragrance products, candles, bedding, epicurean products, and seasonal and gift items.

FURNITURE — This product group consists of furniture and furniture cushions to be used in living, dining, kitchen and bedroom areas, sunrooms, and on patios. This product group constituted approximately 37% of Pier 1 Imports' total U.S. and Canadian retail sales in fiscal year 2008, 38% in fiscal year 2007 and 40% in fiscal year 2006. These goods are imported from a variety of countries such as Italy, Malaysia, Brazil, Mexico, China, the Philippines and Indonesia, and are also obtained from domestic sources. The furniture is made of metal or handcrafted natural materials, including rattan, pine, beech, rubberwood and selected hardwoods with either natural, stained, painted or upholstered finishes.

Pier 1 Imports merchandise largely consists of items that feature a significant degree of handcraftsmanship and are mostly imported directly from foreign suppliers. For the most part, the imported merchandise is handcrafted in cottage industries and small factories. Pier 1 Imports is not dependent on any particular supplier and has enjoyed long-standing relationships with many vendors and agents. The Company believes alternative sources of products could be procured over a relatively short period of time, if necessary. In selecting the source of a product, Pier 1 Imports considers quality, dependability of delivery, and cost. During fiscal 2008, Pier 1 Imports sold merchandise imported from over 50 different countries with slightly more than one-third of its sales derived from merchandise produced in China. The remainder of its merchandise is sourced from Indonesia, India and other countries around the world.

Imported merchandise and a portion of domestic purchases are delivered to the Company's distribution centers, unpacked and made available for shipment to the various stores in each distribution center's region.

The Company, through one of its wholly owned subsidiaries, owns a number of federally registered trademarks and service marks under which Pier 1 Imports stores do business. Additionally, certain subsidiaries of the Company have registered and have applications pending for the registration of certain other Pier 1 Imports trademarks and service marks in the United States and in numerous foreign countries. The Company believes that its marks have significant value and are important in its marketing efforts. The Company maintains a policy of pursuing registration of its marks and opposing any infringement of its marks.

The Company operates in the highly competitive specialty retail business and competes primarily with specialty sections of large department stores, furniture and decorative home furnishings retailers, small specialty stores, and mass merchandising discounters.

The Company allows customers to return merchandise within a reasonable time after the date of purchase without limitation as to reason. Most returns occur within 30 days of the date of purchase. The Company monitors the level of and stated reasons for returns and maintains a reserve for future returns based on historical experience and other known factors.

On March 1, 2008, the Company employed approximately 16,400 associates in the United States and Canada, of which approximately 6,100 were full-time employees and 10,300 were part-time employees.

(d) Financial Information about Geographic Areas.

Information required by this Item is found in *Note 1 of the Notes to the Consolidated Financial Statements.*

(e) Available Information.

The Company makes available free of charge through its Internet web site address (www.pier1.com) its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the SEC.

Certain statements contained in Item 1, Item 7 and elsewhere in this report may constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The Company may also make forward-looking statements in other reports filed with the SEC and in material delivered to the Company's shareholders. Forward-looking statements provide current expectations of future events based on certain assumptions. These statements encompass information that does not directly relate to any historical or current fact and often may be identified with words such as "anticipates," "believes," "expects," "estimates," "intends," "plans," "projects" and other similar expressions. Management's expectations and assumptions regarding planned store openings and closings, financing of Company obligations from operations, success of its marketing, merchandising and store operations strategies, and other future results are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Risks and uncertainties that may affect Company operations and performance include, among others, the effects of terrorist attacks or other acts of war, conflicts or war involving the United States or its allies or trading partners, labor strikes, weather conditions or natural disasters, volatility of fuel and utility costs, the general strength of the economy and levels of consumer spending, consumer confidence, the availability of suitable sites for locating stores and distribution centers, availability of a qualified labor force and management, the availability and proper functioning of technology and communications systems supporting the Company's key business processes, the ability of the Company to import merchandise from foreign countries without significantly restrictive tariffs, duties or quotas, and the ability of the Company to source, ship and deliver items from foreign countries to its U.S. distribution centers at reasonable prices and rates and in a timely fashion. The foregoing risks and uncertainties are in addition to others discussed elsewhere in this report. The Company assumes no obligation to update or otherwise revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied will not be realized.

Executive Officers of the Company

ALEXANDER W. SMITH, age 55, has been a director of Pier 1 Imports, has served as President and Chief Executive Officer and has been a member of Pier 1 Imports' Executive Committee since February 19, 2007. From March 2004 to February 18, 2007, Mr. Smith served as the Senior Executive Vice President, Group President of The TJX Companies, Inc. From 2001 to March 2004, Mr. Smith served as Executive Vice President, Group Executive, International of The TJX Companies, Inc.

CHARLES H. TURNER, age 51, has served as Executive Vice President of the Company since April 2002 and has served as Chief Financial Officer of the Company since August 1999. He served as Senior Vice President of Finance of the Company from August 1999 to April 2002. He served as Senior Vice President of Stores of the Company from August 1994 to August 1999, and served as Controller and Principal Accounting Officer of the Company from January 1992 to August 1994.

GREGORY S. HUMENESKY, age 56, has served as Executive Vice President of Human Resources of the Company since February 2005. Prior to joining the Company, he served as Senior Vice President of Human Resources at Zale Corporation from April 1996 to February 2005.

JAY R. JACOBS, age 53, has served as Executive Vice President of Merchandising of the Company since April 2002. He served as Senior Vice President of Merchandising of the Company from May 1995 to April 2002. He served as Vice President of Divisional Merchandising of Pier 1 Imports (U.S.), Inc. from May 1993 to May 1995, and served as Director of Divisional Merchandising of Pier 1 Imports (U.S.), Inc. from July 1991 to May 1993.

SHARON M. LEITE, age 45, has served as Executive Vice President of Store Operations of the Company since September 2007. Prior to joining the Company, she served as Vice President of Store Operations at Bath & Body Works from April 2001 to August 2007.

DAVID A. WALKER, age 57, has served as Executive Vice President of Planning and Allocations of the Company since March 2007. He served as Executive Vice President of Logistics and Allocations/Stores of the Company from December 2006 to March 2007. He served as Executive Vice President of Logistics and Allocations of the Company from April 2002 to December 2006. He served as Senior Vice President of Logistics and Allocations of the Company from September 1999 to April 2002. He served as Vice President of Planning and Allocations of Pier 1 Imports (U.S.), Inc. from January 1994 to September 1999, and served as Director of Merchandise Services of Pier 1 Imports (U.S.), Inc. from October 1989 to January 1994.

MICHAEL A. CARTER, age 49, has served as Senior Vice President, General Counsel and Secretary of the Company since December 2005. He served as Vice President — Legal Affairs of Pier 1 Imports, (U.S.), Inc. from April 1999 to December 2005. He served as Corporate Counsel of Pier 1 Imports (U.S.), Inc. from March 1990 until April 1999. He served as Assistant Secretary of the Company from April 1991 until December 2005.

The officers of the Company are appointed by the Board of Directors, hold office until their successors are elected and qualified and/or until their earlier death, resignation or removal.

None of the above executive officers has any family relationship with any other of such officers or with any director of the Company. None of such officers was selected pursuant to any arrangement or understanding between him and any other person.

Item 1A. *Risk Factors.*

The following information describes certain significant risks and uncertainties inherent in the Company's business that should be carefully considered, along with other information contained elsewhere in this report and in other filings, when making an investment decision with respect to the Company. If one or more of these risks actually occurs, the impact on the Company's operations, financial position, or liquidity could be material and the business could be harmed substantially. Additional risks and uncertainties not presently known to the Company or that it currently believes are immaterial may also adversely affect the Company's business, financial condition, future results of operations and cash flow.

Strategic Risks and Strategy Execution Risks

The Company's turnaround strategy may cause a disruption in operations and may not be successful.

The Company implemented a strategy during fiscal 2008, described in Item 7, for returning the Company to profitability. The turnaround strategy may negatively impact the Company's operations, which could include disruptions from the realignment of operational functions within the home office, changes in the store administration reporting structure, and changes in the Company's product assortments or marketing strategies. These changes could adversely affect the Company's business operations and financial results. While the Company believes any disruptions would be short-term, it is unknown whether the impact would be material. In addition, if the Company's turnaround strategy is not successful, or if it is not executed effectively, the Company's business operations and financial results could be adversely affected.

The Company must be able to anticipate, identify and respond to changing trends and customer preferences for home furnishings.

The success of the Company's specialty retail business depends upon its ability to predict trends in home furnishings consistently and to provide merchandise that satisfies consumer demand in a timely manner. Consumer preferences often change and may not be reasonably predicted. A majority of the Company's merchandise is manufactured, purchased and imported from countries around the world and may be ordered well in advance of the applicable selling season. Extended lead times may make it difficult to respond rapidly to changes in consumer demand and as a result, the Company may be unable to react quickly and source needed merchandise. In addition, the Company's vendors may not have the ability to handle its increased demand for product. The seasonal nature of the business leads the Company to purchase and requires it to carry a significant amount of inventory prior to its peak selling season. As a result, the Company may be vulnerable to changes in evolving home furnishing trends, customer preferences, and pricing shifts, and may misjudge the timing and selection of merchandise purchases. The Company's failure to anticipate, predict and respond in a timely manner to changing home furnishing trends could lead to lower sales and additional discounts and markdowns in an effort to clear merchandise, which could have a negative impact on merchandise margins and in turn the results of operations.

Failure to control merchandise returns could negatively impact the business.

The Company has established a provision for estimated merchandise returns based upon historical experience and other known factors. If actual returns are greater than those projected by management, additional reductions of revenue could be recorded in the future. Also, to the extent that returned merchandise is damaged, the Company may not receive full retail value from the resale of the returned merchandise. Introductions of new merchandise, changes in merchandise mix, merchandise quality issues, changes in consumer confidence, or other competitive and general economic conditions may cause actual returns to exceed the provision for estimated merchandise returns. An increase in merchandise returns that exceeds the Company's current provisions could negatively impact the business and operating results.

A disruption in the operation of the domestic portion of the Company's supply chain could impact its ability to deliver merchandise to its stores and customers, which could impact its sales and results of operations.

The Company maintains regional distribution centers in Maryland, Illinois, Ohio, Texas, California, Georgia and Washington. At these distribution centers, merchandise is received, allocated, and shipped to the Company's stores. Major catastrophic events such as fire or flooding, malfunction or disruption of the information systems, or shipping problems could result in distribution delays of merchandise to the Company's stores and customers. Such disruptions could have a negative impact on the Company's sales and results of operations.

The success of the business is dependent on factors affecting consumer spending that are not controllable by the Company.

Consumer spending, including spending for the home and home-related furnishings, are dependent upon factors that include, but are not limited to, general economic conditions, levels of employment, disposable consumer income, prevailing interest rates, consumer debt, costs of fuel, inflation, recession and fears of recession, war and fears of war, inclement weather, tax rates and rate increases, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. Unfavorable changes in factors affecting discretionary spending could reduce demand for the Company's products and therefore lower sales and negatively impact the business and its operating results.

Factors that may or may not be controllable by the Company may adversely affect the Company's financial performance.

Increases in the Company's expenses that are beyond the Company's control including items such as increases in fuel and transportation costs, higher interest rates, increases in losses from damaged merchandise, inflation, fluctuations in foreign currency rates, higher costs of labor, insurance and healthcare, increases in postage and media costs, higher tax rates and changes in laws and regulations, including accounting standards, may negatively impact the Company's operating results.

Failure to successfully manage and execute the Company's marketing initiatives could have a negative impact on the business.

The success and growth of the Company is partially dependent on generating customer traffic in order to gain sales momentum in its stores. Successful marketing efforts require the ability to reach customers through their desired mode of communication utilizing various media outlets. Media placement decisions are generally made months in advance of the scheduled release date. The Company's inability to accurately predict its consumers' preferences may negatively impact the business and operating results.

Changes to estimates related to the Company's property and equipment, or operating results that are lower than its current estimates at certain store locations, may cause the Company to incur impairment charges on certain long-lived assets.

The Company makes certain estimates and projections with regards to individual store operations in connection with its impairment analyses for long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment charge is required when the carrying value of the asset exceeds the estimated fair value or undiscounted future cash flows of the asset. The projection of future cash flows used in this analysis requires the use of judgment and a number of estimates and projections of future operating results. If actual results differ from the Company's estimates, additional charges for asset impairments may be required in the future. If impairment charges are significant, the Company's results of operations could be adversely affected.

Risks Related to Store Profitability

The Company's success depends, in part, on its ability to operate in desirable locations at reasonable rental rates and to close underperforming stores at or before the conclusion of their lease terms.

The profitability of the business is dependent on operating the current store base at a reasonable profit, opening and operating new stores at a reasonable profit, and identifying and closing underperforming stores. For a majority of the Company's current store base, a large portion of a stores' operating expense is the cost associated with leasing the location. Management actively monitors individual store performance to ensure stores can remain profitable or have the ability to rebound to a profitable state. Current locations may not continue to be desirable as demographics change, and the Company may choose to close an underperforming store before its lease expires and incur lease termination costs associated with that closing. The Company cannot give assurance that a reduction in openings or increase in closings will result in greater profits.

Failure to attract and retain an effective management team or changes in the costs or availability of a suitable workforce to manage and support the Company's stores and distribution facilities could adversely affect the business.

The Company's success is dependent, in a large part, on being able to successfully attract, motivate and retain a qualified management team and employees. Sourcing qualified candidates to fill important positions within the Company, especially management, in the highly competitive retail environment may prove to be a challenge. The inability to recruit and retain such individuals could result in turnover in the stores and the distribution facilities, which could have an adverse effect on the business. Management will continue to assess the Company's compensation and benefit structure in an effort to attract future qualified candidates or retain current experienced management team members.

Occasionally the Company experiences union organizing activities in its non-unionized distribution facilities. These types of activities may result in work slowdowns or stoppages and higher labor costs. Any increase in costs associated with labor organization at the distribution facilities could result in higher costs to distribute inventory and could negatively impact merchandise margins.

Factors affecting the general strength of the economy in periods of decline could result in reduced consumer demand for the Company's products.

The Company's successful execution relies on customer demand for its merchandise, which is affected by factors that are impacted by prevailing economic conditions. A general slowdown in the United States economy, adverse trends in consumers' ability to borrow money, and an uncertain economic outlook may adversely affect consumer spending which in turn could result in lower sales and unfavorable operating results. A prolonged economic downturn could have a material adverse effect on the business, and its financial condition and results of operations.

The Company operates in a highly competitive retail environment with companies offering similar merchandise, and if customers are lost to the Company's competitors, sales could decline.

The Company's retail locations operate in the highly competitive specialty retail business competing with specialty sections of large department stores, home furnishing stores, small specialty stores and mass merchandising discounters. Management believes that in addition to competing for sales, it competes on the basis of pricing and quality of products, constantly changing merchandise assortment, visual presentation of its merchandise and customer service. The Company could also experience added short-term competition when other retailers are liquidating merchandise for various reasons. The level of competition is not anticipated to decrease and if the Company is unable to maintain a competitive position, it could experience negative pressure on retail prices and loss of customers, which in turn could result in reduced merchandise margins and operating results.

The Company's business is subject to seasonal variations, with a significant portion of its sales and earnings occurring during two months of the year.

Approximately 25% of the Company's sales generally occur during the November-December holiday selling season. Failure to predict consumer demand correctly during these months could result in lost sales or gross margin erosion if merchandise must be marked down to clear inventory.

The Company's business may be harmed by adverse weather conditions and natural disasters.

Extreme or undesirable weather can affect customer traffic in retail stores as well as customer shopping behavior. Natural disasters such as earthquakes, weather phenomena, and events causing infrastructure failures could adversely affect any of the Company's retail locations, distribution centers, administrative facilities, ports, or locations of its suppliers domestically and in foreign countries.

Risks Associated with Dependence on Technology

The Company is heavily dependent on various kinds of technology in the operation of its business.

Failure of any critical software applications, technology infrastructure, telecommunications, data communications, or networks could have a material adverse effect on the Company's ability to manage the merchandise supply chain, sell products, accomplish payment functions or report financial data. Although the Company maintains off-site data backups, a concentration of technology related risk does exist in certain locations.

The Company outsources certain business processes to third-party vendors that subject the Company to risks, including disruptions in business and increased costs.

Some business processes that are dependent on technology are outsourced to third parties. Such processes include gift card tracking and authorization, credit card authorization and processing, insurance claims processing, U.S. customs filings and reporting, certain payroll processing and tax filings, and record keeping for retirement plans. The Company makes a diligent effort to ensure that all providers of outsourced services are observing proper internal control practices, such as redundant processing facilities; however, there are no guarantees that failures will not occur. Failure of third parties to provide adequate services could have an adverse effect on the Company's results of operations, financial condition, or ability to accomplish its financial and management reporting.

Failure to protect the integrity and security of individually identifiable data of the Company's customers and employees could expose the Company to litigation and damage the Company's reputation.

The Company receives and maintains certain personal information about its customers and employees. The use of this information by the Company is regulated at the international, federal and state levels. If the Company's security and information systems are compromised or our business associates fail to comply with these laws and regulations and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Company's reputation, as well as operations, results of operations and financial condition, and could result in litigation against the Company or the imposition of penalties. As privacy and information security laws and regulations change, the Company may incur additional costs to ensure it remains in compliance.

Regulatory Risks

The Company is subject to laws and regulatory requirements in many jurisdictions. Changes in these laws and requirements may result in additional costs to the Company, including the costs of compliance as well as potential penalties for non-compliance.

The Company operates in many local, state, and federal taxing jurisdictions, including foreign countries. In most of these jurisdictions, the Company is required to collect state and local sales taxes at the point of sale and remit them to the appropriate taxing authority. The Company is also subject to income taxes, excise taxes, franchise taxes, payroll taxes and other special taxes. The Company is also required to maintain various kinds of business and commercial licenses to operate its stores and other facilities. Rates of taxation are beyond the Company's control, and increases in such rates or taxation methods and rules could have a material impact on the Company's profitability. Failure to comply with laws concerning the collection and remittance of taxes and with licensing requirements could also subject the Company to financial penalties or business interruptions.

Local, state, and federal legislation also has a potential material effect on the Company's profitability or ability to operate its business. Compliance with certain legislation carries with it significant costs. The Company is subject to oversight by many governmental agencies in the course of operating its business because of its numerous locations, large number of employees, contact with consumers and importation and exportation of product. Complying with regulations may cause the Company to incur significant expenses, including the costs associated with periodic audits. Failure to comply may also cause additional costs in the form of penalties.

Risks Associated with International Trade

As a retailer of imported merchandise, the Company is subject to certain risks that typically do not affect retailers of domestically produced merchandise.

The Company may order merchandise well in advance of delivery and generally takes title to the merchandise at the time it is loaded for transport to designated U.S. destinations. Global political unrest, war, threats of war, terrorist acts or threats, especially threats to foreign and U.S. ports, could affect the Company's ability to import merchandise from certain countries. Fluctuations in foreign currency exchange rates and the relative value of the U.S. dollar, restrictions on the convertibility of the dollar and other currencies, duties, taxes and other charges on imports, dock strikes, import quota systems and other restrictions sometimes placed on foreign trade can affect the price, delivery and availability of imported merchandise as well as exports to the Company's stores in other countries. The inability to import products from certain countries, unavailability of adequate shipping capacity at reasonable rates, or the imposition of significant tariffs could have a material adverse effect on the results of operations of the Company. Freight costs contribute a substantial amount to the cost of imported merchandise. Monitoring of foreign vendors' compliance with U.S. laws and Company standards, including quality and safety standards, is more difficult than monitoring of domestic vendors.

The United States government has the authority to enforce trade agreements, resolve trade disputes, and open foreign markets to U.S. goods and services. The United States government may also impose trade sanctions on foreign countries that are deemed to violate trade agreements or maintain laws or practices that are unjustifiable and restrict U.S. commerce. In these situations, the United States government may increase duties on imports into the United States from one or more foreign countries. In this event, the Company could be adversely affected by the imposition of trade sanctions.

In addition, the United States maintains in effect a variety of additional international trade laws under which the Company's ability to import may be affected from time to time, including, but not limited to, the antidumping law, the countervailing duty law, the safeguards law, and laws designed to protect intellectual property rights. Although the Company may not be directly involved in a particular trade dispute under any of these laws, its ability to import, or the terms and conditions under which it can continue to import, may be affected by the outcome of such disputes.

In particular, because the Company imports merchandise from countries around the world, the Company may be affected from time to time by antidumping petitions filed with the United States Commerce Department and International Trade Commission by U.S. producers of competing products alleging that foreign manufacturers are selling their own products at prices in the United States that are less than the prices that they charge in their home country market or in third country markets or at less than their cost of production. Such petitions, if successful, could significantly increase the United States import duties on those products. In that event, the Company might possibly decide to pay the increased duties, thereby possibly increasing the Company's price to consumers. Alternatively, the Company might decide to source the product or a similar product from a different country not subject to increased duties or else discontinue the importation and sale of the product.

In recent years, dispute resolution processes have been utilized to resolve disputes regarding market access between the European Union, China, the United States and other countries. In some instances, these trade disputes can lead to threats by countries of sanctions against each other, which can include import prohibitions and increased duty rates on imported items. The Company considers any agreement that reduces tariff and non-tariff barriers in international trade to be beneficial to its business. Any type of sanction on imports is likely to increase the Company's import costs or limit the availability of products purchased from sanctioned countries. In that case, the Company may be required to seek similar products from other countries.

Risks Relating to Liquidity

Insufficient cash flows from operations could result in the substantial utilization of the Company's secured credit facility, which may impose certain financial covenants.

The Company maintains a secured credit facility to enable it to issue merchandise and special purpose standby letters of credit as well as to occasionally fund working capital requirements. Borrowings under the credit facility are subject to a borrowing base calculation consisting of a percentage of certain eligible assets of the Company. Substantial utilization of the availability under the borrowing base will result in various restrictions on the Company including: restricting the ability of the Company to repurchase its common stock or pay dividends, dominion over the Company's cash accounts, and requiring compliance with a minimum fixed charge coverage ratio. Significant decreases in cash flow from operations and investing could result in the Company's borrowing increased amounts under the credit facility to fund operational needs. Increases in utilization of letters of credit and/or increased cash borrowings could result in the Company's being subject to these limitations.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

The Company is headquartered in Fort Worth, Texas. In August 2004, the Company completed construction of its corporate facilities, which contain approximately 460,000 square feet of office space. Subsequent to fiscal 2008 year end, the Company entered into an agreement to sell its headquarters building and accompanying land. As part of the transaction, the Company will enter into a lease agreement to rent approximately 250,000 square feet of office space in the building for a primary term of seven years beginning on the closing date, with one three-year renewal option, and a right to terminate the lease at the end of the fifth lease year. The transaction is expected to close no later than June 30, 2008.

The Company leases the majority of its retail stores, its warehouses and regional space. At March 1, 2008, the present value of the Company's minimum future operating lease commitments discounted at 10% totaled approximately $813.4 million. The Company currently owns and leases distribution center space of approximately 4.5 million square feet. The Company also acquires temporary distribution center space from time to time through short-term leases.

The following table sets forth the distribution of Pier 1 Imports' U.S. and Canadian stores by state and province as of March 1, 2008:

United States

Alabama	15	Louisiana	15	Ohio	33
Alaska	1	Maine	1	Oklahoma	9
Arizona	26	Maryland	25	Oregon	14
Arkansas	8	Massachusetts	25	Pennsylvania	39
California	116	Michigan	34	Rhode Island	3
Colorado	22	Minnesota	20	South Carolina	17
Connecticut	21	Mississippi	7	South Dakota	2
Delaware	4	Missouri	19	Tennessee	19
Florida	78	Montana	6	Texas	84
Georgia	32	Nebraska	3	Utah	10
Hawaii	4	Nevada	9	Virginia	35
Idaho	6	New Hampshire	6	Washington	28

United States (Continued)

Illinois	43	New Jersey	35	West Virginia	5
Indiana	18	New Mexico	5	Wisconsin	19
Iowa	9	New York	46	Wyoming	1
Kansas	9	North Carolina	34		
Kentucky	11	North Dakota	3		

Canada

Alberta	11	New Brunswick	2	Ontario	35
British Columbia	14	Newfoundland	1	Quebec	15
Manitoba	2	Nova Scotia	1	Saskatchewan	2

As of March 1, 2008, the Company owned or leased under operating leases the following warehouse properties in or near the following cities:

Location	Approx. Sq. Ft.	Owned/Leased Facility
Baltimore, Maryland	981,000 sq. ft.	Leased
Chicago, Illinois	514,000 sq. ft.	Owned
Columbus, Ohio	527,000 sq. ft.	Leased
Fort Worth, Texas	460,000 sq. ft.	Owned
Ontario, California	747,000 sq. ft.	Leased
Savannah, Georgia	784,000 sq. ft.	Leased
Tacoma, Washington	451,000 sq. ft.	Leased

Item 3. ***Legal Proceedings.***

During fiscal 2008, the Company paid $4.4 million for the settlement of a class action lawsuit in California regarding compensation matters. This amount had been accrued during fiscal 2007.

There are various claims, lawsuits, investigations and pending actions against the Company and its subsidiaries incident to the operations of its business. The Company considers them to be ordinary and routine in nature. The Company maintains liability insurance for protection against most of these claims. It is the opinion of management, after consultation with counsel, that the ultimate resolution of such litigation will not have a material adverse effect, either individually or in aggregate, on the Company's financial position, results of operations or liquidity.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

There were no matters submitted to a vote of the Company's security holders during the fourth quarter of the Company's 2008 fiscal year.

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Market Prices of Common Stock

The following table shows the high and low closing sale prices of the Company's common stock on the New York Stock Exchange (the "NYSE"), as reported in the consolidated transaction reporting system for each quarter of fiscal 2008 and 2007.

	Market Price	
Fiscal 2008	**High**	**Low**
First quarter	$ 8.00	$6.48
Second quarter	8.93	5.84
Third quarter	6.52	3.67
Fourth quarter	6.93	3.28
Fiscal 2007		
First quarter	$12.65	$8.07
Second quarter	9.12	5.68
Third quarter	7.81	5.84
Fourth quarter	6.86	5.95

Number of Holders of Record

The Company's common stock is traded on the NYSE. As of April 21, 2008, there were approximately 10,000 shareholders of record of the Company's common stock.

Dividends

In fiscal 2007, the Company announced that its Board of Directors discontinued the Company's $0.10 per share quarterly cash dividend. The Company believed that discontinuing the cash dividend would provide financial flexibility as it executed the Company's turnaround strategy. The Company does not currently anticipate paying cash dividends in fiscal 2009 and its dividend policy in the near term will depend upon the earnings, financial condition and capital needs of the Company and other factors deemed relevant by the Company's Board of Directors.

The following table shows the dividends paid per share for each quarter of fiscal 2008 and 2007:

Fiscal 2008	**Cash Dividends per Share**
First quarter	—
Second quarter	—
Third quarter	—
Fourth quarter	—

Fiscal 2007	**Cash Dividends per Share**
First quarter	$.10
Second quarter	.10
Third quarter	—
Fourth quarter	—

Dividend payments are not restricted by the Company's secured credit facility unless the availability under the Company's credit facility is less than 30% of the Company's borrowing base, as defined by the agreement. At year end, such borrowing base consisted of a percentage of eligible inventory, third-party credit card receivables and certain Company-owned real estate, and varies according to the levels of the underlying collateral. During fiscal 2008, the Company had no working capital borrowings under this facility. As of March 1, 2008, the Company utilized approximately $120.9 million in letters of credit and bankers acceptances against its secured credit facility, and the borrowing base was $325.0 million. The Company is not required to comply with financial covenants under its secured credit facility unless the availability under such agreement is less than $32.5 million. After excluding the $32.5 million, the Company had $171.6 million available for cash borrowings as of year end, and thus, was in compliance with required debt covenants at fiscal 2008 year end. Since the Company entered an agreement to sell its corporate headquarters subsequent to fiscal 2008 year end, this property will be excluded from secured assets prior to the transaction's closing and the borrowing base could decrease by as much as $50.0 million when the property is removed.

Performance Graph

The following graph compares the five-year cumulative total shareholder return for the Company's common stock against the Standard & Poor's 500 Stock Index and the Standard & Poor's Retail Stores Composite Index. The annual changes for the five-year period shown on the graph are based on the assumption, as required by the SEC's rules, that $100 had been invested in the Company's stock and in each index on March 1, 2003, and that all quarterly dividends were reinvested at the average of the closing stock prices at the beginning and end of the quarter. The total cumulative dollar returns shown on the graph represent the value that such investments would have had on March 1, 2008.

PIER 1 IMPORTS, INC. STOCK PERFORMANCE GRAPH



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Pier 1 Imports, Inc.
S&P 500 Stock Index
S&P Retail Stores Composite Index

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of common stock of the Company made during the three months ended March 1, 2008, by Pier 1 Imports, Inc. or any "affiliated purchaser" of Pier 1 Imports, Inc. as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934.

Item 6. *Selected Financial Data.*

FINANCIAL SUMMARY

	Year Ended				
	2008	2007[1]	2006	2005	2004
	($ In millions except per share amounts)				
SUMMARY OF OPERATIONS[2]:					
Net sales	$1,511.8	1,623.2	1,776.7	1,825.3	1,806.1
Gross profit[3]	$ 439.6	474.0	601.7	703.6	760.9
Selling, general and administrative expenses[4]	$ 487.9	649.0	588.3	549.6	526.1
Depreciation and amortization	$ 39.8	51.2	56.2	55.8	48.9
Operating income (loss)	$ (88.1)	(226.2)	(42.8)	98.2	186.0
Nonoperating (income) and expenses, net	$ 5.3	1.9	(0.9)	(0.9)	(1.0)
Income (loss) from continuing operations before income taxes	$ (93.4)	(228.1)	(41.9)	99.1	187.0
Income (loss) from continuing operations, net of tax	$ (96.0)	(227.2)	(27.5)	62.8	117.7
Income (loss) from discontinued operations, net of tax	$ —	(0.4)	(12.3)	(2.3)	0.3
Net income (loss)	$ (96.0)	(227.6)	(39.8)	60.5	118.0
PER SHARE AMOUNTS:					
Basic earnings (loss) from continuing operations	$ (1.09)	(2.59)	(.32)	.72	1.32
Diluted earnings (loss) from continuing operations	$ (1.09)	(2.59)	(.32)	.71	1.29
Basic earnings (loss) from discontinued operations	$ —	(.01)	(.14)	(.03)	—
Diluted earnings (loss) from discontinued operations	$ —	(.01)	(.14)	(.03)	—
Basic earnings (loss)	$ (1.09)	(2.60)	(.46)	.69	1.32
Diluted earnings (loss)	$ (1.09)	(2.60)	(.46)	.68	1.29
Cash dividends declared	$ —	.20	.40	.40	.30
Shareholders' equity	$ 3.04	4.13	6.81	7.63	7.66
OTHER FINANCIAL DATA:					
Working capital[5]	$ 387.9	434.6	575.2	481.0	499.6
Current ratio[5]	2.4	2.5	3.0	2.6	2.8
Total assets	$ 821.9	916.5	1,169.9	1,075.7	1,052.2
Long-term debt	$ 184.0	184.0	184.0	19.0	19.0
Shareholders' equity	$ 267.7	361.1	590.0	664.4	683.6
Weighted average diluted shares outstanding (millions)	88.1	87.4	86.6	88.8	91.6
Effective tax rate[6]	(2.8)%	0.4	34.5	36.7	37.1

(1) Fiscal 2007 consisted of a 53-week year. All other fiscal years presented reflect 52-week years.

(2) Amounts are from continuing operations unless otherwise specified.

(3) Gross profit for fiscal 2007 included a pre-tax charge of $32.5 million for inventory write-down related to a strategic decision made in the fourth quarter to liquidate certain inventory by the end of the first quarter of fiscal 2008.

(4) The decrease in selling, general and administrative expense for fiscal 2008 relates primarily to initiatives to reduce costs company-wide. See detailed description of these reductions in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. Selling, general and administrative expense in fiscal 2007 included a pre-tax charge of $32.3 million related to impairment charges on long-lived store level assets.

(5) Working capital and current ratio include the effect of the classification of the office building held for sale as a current asset in all periods presented.

(6) In fiscal 2008, the Company recorded minimal state and foreign tax provisions and provided a valuation allowance on the deferred tax asset arising from the tax benefit of fiscal 2008 losses. The decrease in the Company's effective tax rate for fiscal 2007 was the result of recording a valuation allowance on its deferred tax assets during the second quarter and only recording a tax benefit on the losses for the year that could be carried back.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

MANAGEMENT OVERVIEW

Introduction

Pier 1 Imports, Inc. (together with its consolidated subsidiaries, the "Company") is a global importer and is one of North America's largest specialty retailers of imported decorative home furnishings and gifts. The Company imports merchandise directly from over 50 countries, and sells a wide variety of furniture collections, wicker, decorative accessories, bed and bath products, candles, housewares and other seasonal assortments in its stores. The Company conducts business as one operating segment. The Company operates stores in the United States and Canada under the name "Pier 1 Imports", and, for a portion of fiscal 2008 and in prior years "Pier 1 Kids." In order to focus on its core business, the Company closed all Pier 1 Kids and clearance stores during fiscal 2008. In addition, the Company closed its direct to consumer business, which included e-commerce and catalogs. The termination of these retail concepts has not only allowed for complete focus on the core business, but has also resulted in substantial on-going cost savings.

In April of 2007, the Company outlined a plan to return to profitability that was built on six business priorities. The Company's management believes that if it executes these business priorities effectively and efficiently as part of its turnaround strategy, the Company will, over time, return to profitability. The Company made significant progress on these goals during fiscal 2008. It began by reviewing all costs and seeking ways to streamline and simplify the organization. Management estimates that on-going savings realized during fiscal 2008 were approximately $125 million. The savings consisted primarily of $53 million in marketing and $46 million in store and administrative payroll with the remainder of the savings from general cost-cutting measures. Management expects to continue to realize these on-going cost savings and anticipates savings in fiscal 2009 to be $160 million on an annual basis compared to fiscal 2007.

During fiscal 2008, the Company continued to conduct reviews of the individual contributions of its existing store portfolio, including all real estate costs in relation to sales. As a result of these reviews, the Company closed 83 stores during fiscal 2008 and plans to close approximately 25 stores during fiscal 2009. The Company opened four stores in fiscal 2008 and plans to open up to three new stores during fiscal 2009. Additionally, in June 2007, the Company announced it was considering all options related to its corporate headquarters in Fort Worth, Texas in order to recoup its investment and minimize its on-going costs. Subsequent to fiscal 2008 year end, the Company entered into an agreement to sell the headquarters building and accompanying land for $104 million. As part of the transaction, the Company will also enter into a lease agreement to rent approximately 250,000 square feet of office space in the building. The transaction is expected to close no later than June 30, 2008.

A key component of the turnaround strategy was strengthening the Company's merchandise assortment in stores. The Company strengthened its buying department during fiscal 2008 by reassigning tasks, promoting internal talent and hiring new buyers with a variety of backgrounds. Buyers are now able to better focus on merchandise strategy and working with vendors to develop new products. The Company's merchandise mix now includes a larger selection of both affordable impulse items and small accessory furniture. Additionally, the merchandise planning and allocations teams have been combined under single executive management to facilitate better planning and decision making around the quantitative side of the buying process and to ensure the product is in the appropriate store at the optimal time. Many process improvements and technology implementations have been initiated to make the supply chain more efficient and reduce costs. These initiatives have reduced the lead times required for ordering merchandise, simplified overseas consolidation of merchandise, and improved distribution center-to-store delivery schedules, and will enable the Company to reduce the levels of back stock maintained in the distribution centers, thus reducing carrying costs. The Company currently plans to reduce merchandise levels at the distribution centers by revising its ordering process and reducing future order quantities. The Company will continue working with its business partners and vendors to reduce damage to inventory at every stage of the supply chain, improve the cost and efficiency of overseas consolidation, reduce freight costs, and ensure the timely shipment of merchandise.

The Company redirected its marketing dollars in an effort to drive traffic using more cost effective methods. External marketing efforts have been structured to reach new and existing customers through the use of periodic in-home mailers, newspaper inserts, email notifications and web site advertisements. In addition to these efforts, the Company continues to operate its website as a marketing tool with copies of the in-home mailers and product information available to site visitors. The Company is also continuing to leverage its partnership with Chase Bank USA, N.A. ("Chase") through the Pier 1 Imports preferred credit card to reach existing and identify and target potential new customers. The Company anticipates that marketing expenditures will approximate 4% to 5% of sales for fiscal 2009.

The following discussion and analysis of financial condition, results of operations, liquidity and capital resources relates to continuing operations, unless otherwise stated, and should be read in conjunction with the accompanying audited Consolidated Financial Statements and notes thereto which can be found in Item 8 of this report. Fiscal 2008 and fiscal 2006 were 52-week years while fiscal 2007 was a 53-week year.

Overview of Business

The Company's key financial and operational indicators used by management to evaluate the performance of the business include the following (trends for these indicators are explained in the comparative discussions of this section):

Key Performance Indicators	2008	2007	2006
Continuing operations:			
Total sales decline	(6.9)%	(8.6)%	(2.7)%
Comparable stores sales decline	(1.7)%	(11.3)%	(7.1)%
Sales per average retail square foot	$ 164	$ 168	$ 187
Merchandise margins as a % of sales	48.5%	47.9%	50.2%
Gross profit as a % of sales	29.1%	29.2%	33.9%
Selling, general and administrative expenses as a % of sales	32.3%	40.0%	33.1%
Operating loss from continuing operations as a % of sales	(5.8)%	(13.9)%	(2.4)%
Loss from continuing operations as a % of sales	(6.4)%	(14.0)%	(1.5)%
Inventory per retail square foot	$ 46.71	$ 38.84	$ 39.07
Total retail square footage (in thousands)	8,782	9,230	9,407
Total retail square footage growth (decline)	(4.9)%	(1.9)%	3.2%

Stores included in the comparable store sales calculation are those stores that were opened prior to the beginning of the preceding fiscal year and are still open. Also included are stores that were relocated during the year within a specified distance serving the same market, where there is not a significant change in store size and where there is not a significant overlap or gap in timing between the opening of the new store and the closing of the existing store. Stores that are expanded or renovated are excluded from the comparable store sales calculation during the period they are closed for such remodeling. When these stores re-open for business, they are included in the comparable store sales calculation in the first full month after the re-opening if there is no significant change in store size. If there is a significant change in store size, the store continues to be excluded from the calculation until it meets the Company's established definition of a comparable store.

Comparable store sales in fiscal 2009 are anticipated to include all stores with the exception of the four locations opened during fiscal 2008. Stores closed during fiscal 2009 will be excluded after they are closed.

FISCAL YEARS ENDED MARCH 1, 2008 AND MARCH 3, 2007

Net Sales

Net sales consisted almost entirely of sales to retail customers, net of discounts and returns, but also included delivery revenues and wholesale sales and royalties. Sales by retail concept during fiscal years 2008, 2007 and 2006 were as follows (in thousands):

	2008	2007	2006
Stores	$1,486,147	$1,590,854	$1,753,927
Direct to consumer	8,366	18,943	15,345
Other[1]	17,319	13,419	7,429
Net sales	$1,511,832	$1,623,216	$1,776,701

(1) Other sales consisted primarily of wholesale sales and royalties received from franchise stores, Grupo Sanborns, S.A. de C.V., and other third parties.

Net sales during fiscal 2008 were $1,511.8 million, a decrease of $111.4 million or 6.9%, from $1,623.2 million for the prior fiscal year. The decrease in sales for the fiscal year was comprised of the following components (in thousands):

	2008
New stores opened during fiscal 2008	$ 2,641
Stores opened during fiscal 2007	9,778
Comparable stores	(23,860)
Closed stores and other[1]	(99,943)
Net decrease in sales	$(111,384)

(1) Includes a decrease in sales related to the 53rd week in fiscal 2007 as well as the decrease in catalog and e-commerce sales.

Comparable store sales for fiscal 2008 declined 1.7%. The Company's net sales from Canadian stores were subject to fluctuation in currency conversion rates. These fluctuations had a favorable impact of approximately 70 basis points on both net sales and comparable store calculations in fiscal 2008 compared to fiscal 2007.

During fiscal 2008, the Company opened four new stores and closed 83 store locations, including all Pier 1 Kids and clearance stores. In addition, the Company closed its direct to consumer business. As of March 1, 2008, the Company operated 1,117 stores in the United States and Canada. The Company continues to evaluate its real estate portfolio on a store-by-store and market-by-market basis and will open or close stores as deemed appropriate. During fiscal 2009, the Company expects to open up to three new Pier 1 Imports stores and close approximately 25 stores. A summary reconciliation of the Company's stores open at the beginning of fiscal 2008, 2007 and 2006 to the number open at the end of each period follows (openings and closings include relocated stores):

	United States	Canada	Total
Open at February 26, 2005	1,115	80	1,195
Openings	65	4	69
Closings	(37)	(1)	(38)
Open at February 25, 2006	1,143	83	1,226
Openings	32	2	34
Closings	(63)	(1)	(64)
Open at March 3, 2007	1,112	84	1,196
Openings	4	—	4
Closings	(82)	(1)	(83)
Open at March 1, 2008[(1)]	1,034	83	1,117

(1) The Company supplies merchandise and licenses the Pier 1 Imports name to Grupo Sanborns, S.A. de C.V. and Sears Roebuck de Puerto Rico, Inc. which sell Pier 1 Imports merchandise primarily in a "store within a store" format. At the end of fiscal 2008, there were 31 and seven locations in Mexico and Puerto Rico, respectively.

Gross Profit

Gross profit after related buying and store occupancy costs, expressed as a percentage of sales, was 29.1% in fiscal 2008 compared to 29.2% a year ago. Merchandise margins were 48.5% as a percentage of sales, an increase of 60 basis points over 47.9% in fiscal 2007. Although margins improved overall in fiscal 2008, margins were negatively impacted by the clearance activities related to the liquidation of the Company's modern craftsmen merchandise, the closure of its Pier 1 Kids stores, clearance stores and its direct to consumer channel. Merchandise margins in fiscal 2007 were negatively impacted by 200 basis points as a result of a $32.5 million inventory write-down. Store occupancy costs during fiscal 2008 were $293.2 million or 19.4% of sales, a decrease of $10.2 million and an increase of 70 basis points over store occupancy costs of $303.4 million or 18.7% of sales during fiscal 2007. The decrease of $10.2 million was due to store closures, while the increase as a percentage of sales was the result of the deleveraging of relatively fixed rental costs over a slightly lower sales base in the remaining open stores.

Operating Expenses, Depreciation and Income Taxes

Selling, general and administrative expenses, including marketing, were $487.9 million or 32.3% of sales in fiscal 2008, a decrease of $161.1 million and 770 basis points from last year's $649.0 million or 40.0% of sales. Selling, general and administrative expenses included charges summarized in the table below (in thousands):

	March 1, 2008		March 3, 2007		Increase /
	Expense	% Sales	Expense	% Sales	(Decrease)
Store payroll	$229,573	15.2%	$261,600	16.1%	$ (32,027)
Marketing	63,970	4.2%	117,364	7.2%	(53,394)
Store supplies and equipment rental	38,341	2.5%	47,378	2.9%	(9,037)
	331,884	22.0%	426,342	26.3%	(94,458)
Administrative payroll	82,244	5.4%	96,712	6.0%	(14,468)
Lease termination costs and impairments	15,470	1.0%	40,372	2.5%	(24,902)
(Gain) loss on disposal of fixed assets	(2,137)	(0.1)%	187	0.0%	(2,324)
Severance, outplacement and new CEO	5,972	0.4%	2,679	0.2%	3,293
Settlement and curtailment, retirement plan	1,763	0.1%	6,769	0.4%	(5,006)
Litigation settlements	(89)	0.0%	4,836	0.3%	(4,925)
Credit card contract termination	—	—	2,400	0.1%	(2,400)
Other relatively fixed expenses	52,791	3.5%	68,708	4.2%	(15,917)
	156,014	10.3%	222,663	13.7%	(66,649)
	$487,898	32.3%	$649,005	40.0%	$(161,107)

Expenses that tend to fluctuate proportionately with sales and number of stores, such as store payroll, marketing, store supplies, and equipment rental, decreased $94.5 million and 430 basis points as a percentage of sales from last year due, in part, to store closures. The decline was primarily the result of a conscious effort by management to reduce costs at all levels of the organization, especially marketing. Store payroll, including bonus, decreased $32.0 million as a result of store closures, and decreased 90 basis points as a percentage of sales primarily as a result of planned reductions in staffing levels in the stores. Marketing expense decreased $53.4 million and 300 basis points as a percentage of sales as a result of the Company's strategic decision to shift from television and catalog advertisements to targeted event mailers, newspaper inserts and emails. Other variable expenses such as store supplies and equipment rental decreased 40 basis points as a percentage of sales, primarily due to efforts to reduce costs.

Relatively fixed selling, general and administrative expenses decreased $66.6 million and 340 basis points as a percentage of sales in fiscal 2008 compared to last year. Administrative payroll including bonus decreased $14.5 million and 50 basis points as a percentage of sales, resulting primarily from decreases in salaries and wages related to a reduction in the number of home office and field administrative employees in the first half of fiscal 2008. Decreases in other non-store payroll expenses included a $5.0 million decrease in retirement plan settlement and curtailment expense primarily as a result of the retirement of two officers in fiscal 2007 compared to one in fiscal 2008, partly offset by a $3.3 million increase in severance and outplacement costs in fiscal 2008 associated primarily with home office and field administration headcount reductions during the first two quarters of the year. Impairment charges decreased $31.4 million as a result of less impairment recorded during the year, and lease termination obligations increased $6.4 million related primarily to the closure of all Pier 1 Kids and clearance stores during fiscal 2008. Litigation settlements decreased $4.9 million from the prior year as a result of a $4.6 million charge in the prior year related to an accrual for the settlement of a class action lawsuit with no similar expense in the current year. Other selling, general and administrative expenses that do not typically vary with sales decreased primarily as a result of the Company's continued initiative to manage and control expenses.

The Company entered into a contract to sell its headquarters facility and lease a portion of the building subsequent to fiscal 2008. This transaction is expected to be finalized no later than June 30, 2008. During fiscal 2009, the Company anticipates an increase in rent expense related to this transaction, partly offset by a decrease in building operating expenses and the amortization of the deferred gain on the sale, for a portion of fiscal 2009.

Depreciation and amortization for fiscal 2008 was $39.8 million, representing a decrease of approximately $11.4 million from last year's depreciation and amortization expense of $51.2 million. This decrease was primarily the result of lower net book values on certain store-level long-lived assets because of impairment charges taken during and since the end of fiscal 2007, certain assets' becoming fully depreciated, store closures, and lower capital expenditures. Beginning in fiscal 2009, the Company expects depreciation expense to decrease approximately $4.7 million annually as a result of the anticipated sale of the Company's headquarters.

In fiscal 2008, the Company recorded an operating loss of $88.1 million compared to $226.2 million for fiscal 2007.

During fiscal 2008, the Company recorded a $1.8 million charge to tax expense to adjust its federal and state income tax refunds estimated at fiscal 2007 year end to the actual tax refunds filed for. The federal tax benefit was entirely offset by provision of a full valuation allowance on the deferred assets arising from the benefit, and only minimal state and foreign tax provisions were recorded on results for fiscal 2008. Net deferred tax assets of $125.7 million were fully reserved at year end through a valuation allowance. The Company has tax loss carryforwards of approximately $203.0 million. These loss carryforwards, with expirations beginning in fiscal year 2027, can be utilized to offset future income for U.S. federal tax purposes.

Net Loss

Net loss in fiscal 2008 was $96.0 million or $1.09 per share, an improvement of $131.6 million when compared to fiscal 2007's net loss (including discontinued operations) of $227.6 million, or $2.60 per share. *See Note 14 of the Notes to Consolidated Financial Statements for additional information regarding discontinued operations in fiscal 2007.*

FISCAL YEARS ENDED MARCH 3, 2007 AND FEBRUARY 25, 2006

Net Sales

Net sales consisted almost entirely of sales to retail customers, net of discounts and returns, but also included delivery revenues and wholesale sales and royalties received from franchise stores and Sears Roebuck de Mexico, S.A. de C.V. Sales by retail concept during fiscal years 2007, 2006 and 2005 were as follows (in thousands):

	2007	2006	2005
Stores	$1,590,854	$1,753,927	$1,807,441
Direct to consumer	18,943	15,345	10,408
Other[(1)]	13,419	7,429	7,494
Net sales	$1,623,216	$1,776,701	$1,825,343

(1) Other sales consisted primarily of wholesale sales and royalties received from franchise stores and from Sears Roebuck de Mexico, S.A. de C.V.

Net sales during fiscal 2007 were $1,623.2 million, a decrease of $153.5 million or 8.6%, from $1,776.7 million for fiscal 2006. The decrease in sales for fiscal 2007 was comprised of the following components (in thousands):

	2007
New stores opened during fiscal 2007	$ 27,889
Stores opened during fiscal 2006	24,472
Comparable stores	(184,797)
Closed stores and other	(21,049)
Net decrease in sales	$(153,485)

Comparable store sales for fiscal 2007 declined 11.3%. The Company's net sales from Canadian stores were subject to fluctuation in currency conversion rates. These fluctuations had an immaterial impact on both net sales and comparable store calculations in fiscal 2007 compared to fiscal 2006.

During fiscal 2007, the Company opened 34 and closed 64 stores in the United States and Canada, bringing its Pier 1 Imports and Pier 1 Kids store count to 1,196 at year end, compared to 1,226 at the end of fiscal 2006. A summary reconciliation of the Company's stores open at the beginning of fiscal 2007, 2006 and 2005 to the number open at the end of each period follows (openings and closings include relocated stores):

	United States	Canada	Total(2)
Open at February 28, 2004	1,055	68	1,123
Openings	101	13	114
Closings	(41)	(1)	(42)
Open at February 26, 2005	1,115	80	1,195
Openings	65	4	69
Closings	(37)	(1)	(38)
Open at February 25, 2006	1,143	83	1,226
Openings	32	2	34
Closings	(63)	(1)	(64)
Open at March 3, 2007(1)	1,112	84	1,196

(1) The Company supplied merchandise and licensed the Pier 1 name to Grupo Sanborns, S.A. de C.V. and Sears Roebuck de Puerto Rico, Inc. which sold Pier 1 Imports merchandise in a "store within a store" format. At the end of fiscal 2007, there were 29 and seven locations in Mexico and Puerto Rico, respectively.

(2) Total store count included 36 Pier 1 Kids stores and 26 clearance stores at March 3, 2007.

In November 2006, the Company sold its proprietary credit card business to Chase. At that time, the Company also entered into a long-term program agreement with Chase. Under this agreement, the Company has continued to use the card as a marketing and communication tool to its most loyal customers.

Gross Profit

Gross profit after related buying and store occupancy costs, expressed as a percentage of sales, was 29.2% in fiscal 2007 compared to 33.9% in fiscal 2006. Merchandise margins, as a percentage of sales, declined from 50.2% in fiscal 2006 to 47.9% in fiscal 2007, a decrease of 230 basis points. The decline in merchandise margin rates resulted primarily from increased discounting and markdown activity throughout fiscal 2007 and an inventory write-down of $32.5 million incurred during the fourth quarter. The inventory write-down was the result of a strategic decision to liquidate certain inventory by the end of the first quarter of fiscal 2008. Store occupancy costs during fiscal 2007 were $303.4 million or 18.7% of sales, an increase of $12.9 million and 230 basis points over store occupancy costs of $290.4 million or 16.3% of sales during fiscal 2006. This increase was primarily due to the deleveraging of relatively fixed rental costs over a lower sales base and an increase in rental expense, property taxes and utility costs.

Operating Expenses, Depreciation and Income Taxes

Selling, general and administrative expenses, including marketing, comprised 40.0% of sales in fiscal 2007, an increase of 690 basis points over 33.1% of sales in fiscal 2006. In total dollars, selling, general and administrative expenses increased $60.7 million in fiscal 2007 over fiscal 2006; $50.3 million of this increase is summarized in the table below. Expenses that fluctuate to some degree proportionately with sales and number of new stores, such as store payroll, marketing, store supplies, and equipment rental, increased $8.5 million. These variable expenses increased 280 basis points as a percentage of sales for fiscal 2007 compared to fiscal 2006. Marketing expense increased $13.9 million or 140 basis points as a percentage of sales. During fiscal 2007, the Company increased both the number of different catalogs published and the circulation while maintaining its other marketing initiatives that were focused on driving sales and reinforcing its brand position. Store salaries, including bonus, decreased $3.5 million from fiscal 2006, yet increased 120 basis points as a percentage of sales, as sales were insufficient to leverage certain fixed portions of store payroll costs incurred to maintain minimum staffing levels to provide quality customer service. Other variable expenses such as equipment rental and store supplies decreased $1.9 million, yet increased 20 basis points as a percentage of sales.

Relatively fixed selling, general and administrative expenses increased $52.2 million in fiscal 2007, or 410 basis points as a percentage of sales over fiscal 2006. This amount included the following items, which are summarized in the table below. The Company recognized impairment charges of $36.4 million on long-lived assets (including a goodwill impairment charge of $4.1 million related to Pier 1 Kids) versus $5.8 million in fiscal 2006. The impairment on fixed assets of $32.3 million resulted from lower than expected sales trends, which caused asset carrying values to exceed estimated future cash flows. The goodwill impairment charge was the result of the Company's decision to start integrating Pier 1 Kids' merchandise into its existing Pier 1 Imports store base by including this merchandise as an additional product assortment line and to no longer expand Pier 1 Kids locations as a stand-alone store concept. The Company recorded a $4.9 million charge for the settlement of and legal fees related to class action lawsuits primarily regarding compensation matters in California. Other selling, general and administrative expenses that do not typically vary with sales increased $16.7 million, primarily as a result of retirement plan settlement and curtailment charges of $6.8 million related to the retirement of two officers in fiscal 2007, $4.5 million expense for the relocation of Pier 1 Kids' distribution facilities and integration of its headquarters, and compensation expense recognized on stock options of $4.5 million.

	2007	2006	Increase
Store-level asset impairments	$32,300	$5,840	$26,460
Settlement and curtailment charges, retirement plan	6,769	1,008	5,761
Litigation settlement and related legal fees	4,942	—	4,942
Stock option compensation expense	4,494	—	4,494
Goodwill impairment for Pier 1 Kids	4,070	—	4,070
Pier 1 Kids relocation and other	4,533	—	4,533
	$57,108	$6,848	$50,260

Depreciation and amortization for fiscal 2007 was $51.2 million, representing a decrease of approximately $5.0 million from depreciation and amortization expense of $56.2 million for fiscal 2006. This decrease was primarily the result of the impairment of certain store-level assets, a decrease in depreciation expense related to the 64 stores closed in the United States and Canada since the end of fiscal 2006 and an overall reduction in capital expenditures. These decreases were partially offset by increases in depreciation expense related to new store openings in the United States and Canada, and software applications launched subsequent to the end of fiscal 2006.

In fiscal 2007, the Company had an operating loss of $226.2 million, $183.4 million more than the operating loss of $42.8 million for fiscal 2006.

During fiscal 2007, the Company recorded a charge of $24.7 million to establish a valuation allowance related to deferred tax assets from prior years. In evaluating the likelihood that sufficient earnings would be available in the near future to realize the deferred tax assets, the Company considered cumulative losses for fiscal years 2007, 2006 and 2005. The Company concluded that a valuation allowance was necessary based upon this evaluation and the guidance provided in Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes".

In addition, net deferred tax assets arising from fiscal 2007 losses in excess of the amount expected to be carried back to offset taxable income in a prior year were fully reserved through a valuation allowance recorded during the year. As these deferred tax assets were established and fully reserved during fiscal 2007, there was no net impact to the provision for income taxes. There was no tax benefit recorded on approximately $150.0 million of fiscal 2007's losses. At the end of fiscal 2007, the net deferred tax assets and the offsetting valuation allowance totaled $86.3 million.

Net Loss

Net loss from continuing operations in fiscal 2007 was $227.2 million or $2.59 per share, an increase of $199.8 million as compared to fiscal 2006's net loss from continuing operations of $27.5 million, or $0.32 per share.

Net loss from discontinued operations was $0.4 million or $0.01 per share in fiscal 2007 and $12.3 million or $0.14 per share in fiscal 2006. *See Note 14 of the Notes to Consolidated Financial Statements for additional information regarding discontinued operations.*

Total net loss in fiscal 2007 was $227.6 million, or $2.60 per share, a decrease in earnings of $187.8 million as compared to fiscal 2006's net loss of $39.8 million, or $0.46 per share.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents totaled $93.4 million at the end of fiscal 2008, a decrease of $73.7 million from the fiscal 2007 year end balance of $167.2 million. Operating activities used $83.1 million primarily as a result of the Company's net loss and increases in merchandise inventories. Store-level inventories were intentionally increased through additional purchases. At the end of fiscal 2008, inventory per retail square foot was $46.71 compared to $38.84 in the prior year. Management believes that store-level inventories are currently near optimum levels but plans to reduce distribution center inventories during fiscal 2009 by revising its ordering process and reducing future order quantities. Total inventories are currently expected to be approximately $380.0 million at fiscal 2009 year end. Additionally, net accounts payable and accrued expenses decreased due to payments of $7.2 million in lease termination obligations and payments of $13.5 million related to payments of deferred compensation and payments from the non-qualified retirement savings plan. These outflows were partially offset by the receipt of approximately $26.0 million of federal and state income tax refunds.

During fiscal 2008, the Company's investing activities provided $6.4 million. Proceeds from the sale of restricted investments used primarily for the payment of defined benefit obligations provided $7.0 million. Proceeds from the disposition of properties provided $5.7 million primarily related to the sale of four Company-owned stores. The Company collected $1.5 million of a note receivable related to the fiscal 2007 sale of Pier 1 National Bank. Capital expenditures were $7.2 million and consisted primarily of $5.1 million for fixtures and leasehold improvements in existing stores and distribution centers, $1.0 million for new stores and $1.1 million primarily related to information systems enhancements.

Financing activities for fiscal 2008 provided a net $2.9 million. Other financing activities, primarily related to the Company's stock purchase plan, provided a net $3.9 million, which was partially offset by debt issuance costs of $1.0 million related to an amendment to the Company's secured credit agreement in the first quarter of fiscal 2008.

The Company's bank facilities include a $325 million credit facility expiring in May 2012, which was secured by the Company's eligible merchandise inventory, third-party credit card receivables and certain Company-owned real estate at year end. During fiscal 2008, the Company had no cash borrowings against its credit facility. As of March 1, 2008, the Company had approximately $120.9 million in letters of credit and bankers acceptances utilized against its secured credit facility. The borrowing base was $325.0 million, of which $171.6 million was available for cash borrowings. This credit facility may limit certain investments, and in some instances, may limit the payment of dividends and repurchases of the Company's common stock. The Company was in compliance with all required debt covenants at fiscal 2008 year end. Subsequent to fiscal 2008, the Company entered into an agreement to sell its corporate headquarters building and land. As a result of this transaction, the Company will remove the corporate headquarters as collateral, which could result in a reduction of up to $50 million in the Company's borrowing base.

The Company does not currently anticipate paying cash dividends in fiscal 2009, and its dividend policy in the near term will depend upon the earnings, financial condition and capital needs of the Company and other factors deemed relevant by the Company's Board of Directors. Under the terms of the Company's secured credit facility, the Company will not be restricted from paying dividends unless the availability under the credit facility is less than 30% of the Company's calculated borrowing base.

During fiscal 2008, the Company did not make any repurchases of, and has no immediate plans to repurchase, shares of its outstanding common stock.

A summary of the Company's contractual obligations and other commercial commitments as of March 1, 2008 is listed below (in thousands):

	Amount of Commitment per Period				
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating leases	$1,066,593	$227,571	$ 389,257	$278,698	$171,067
Purchase obligations[1]	163,037	163,037	—	—	—
Convertible debt[2]	165,000	—	165,000	—	—
Standby letters of credit[3]	49,997	24,430	25,567	—	—
Industrial revenue bonds[3]	19,000	—	—	—	19,000
Interest on convertible debt[2]	31,556	10,519	21,037	—	—
Interest on industrial revenue bonds[4]	10,509	560	1,121	1,121	7,707
Interest and related fees on secured credit facility[5]	6,213	1,462	2,924	1,827	—
Other obligations[6][7]	33,625	9,778	2,801	4,315	16,731
Total[8][9]	$1,545,530	$437,357	$ 607,707	$285,961	$214,505
Liabilities recorded on the balance sheet			$ 270,034		
Commitments not recorded on the balance sheet			1,275,496		
Total			$1,545,530		

(1) As of March 1, 2008, the Company had approximately $163.0 million of outstanding purchase orders, which were primarily related to merchandise inventory. Such orders are generally cancelable at the discretion of the Company until the order has been shipped. The table above excludes certain executory contracts for goods and services that tend to be recurring in nature and similar in amount year over year and includes $36.6 million in merchandise letters of credit.

(2) The Company's convertible debt is subject to redemption in part or full on February 15, 2011, and the above amounts assume the notes will be repaid or refinanced at that time. If all notes remain outstanding until maturity in 2036, the total interest paid would be $284.2 million. *See Note 7 of the Notes to Consolidated Financial Statements for further discussion of the Company's convertible senior notes.*

(3) The Company also has outstanding standby letters of credit totaling $19.4 million related to the Company's industrial revenue bonds. This amount is excluded from the table above as it is not incremental to the Company's total outstanding commitments.

(4) The interest rates on the Company's industrial revenue bonds are variable and reset weekly. The estimated interest payments included in the table were calculated based upon the rate in effect at fiscal 2008 year end.

(5) Represents estimated commitment fees for trade and standby letters of credit, and unused fees on the Company's $325 million secured credit facility, which expires in May 2012, calculated based upon balances and rates in effect at fiscal 2008 year end.

(6) Other obligations represent the Company's liability under various unfunded retirement plans. *See Note 9 of the Notes to Consolidated Financial Statements for further discussion of the Company's employee benefit plans.*

(7) Other obligations also include approximately $8.5 million of reserves for uncertain tax positions, including interest and penalties, under Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109", which has been classified as a current liability. Excluded from this table is the noncurrent portion of reserves for uncertain tax positions of $12.3 million for which the Company is not reasonably able to estimate the timing of future cash flows.

(8) The above amounts do not include payments that may be due under employment agreements and post employment consulting agreements with certain employees. The terms and amounts under such agreements are disclosed in the Proxy Statement for the Company's 2008 Annual Meeting of Shareholders. Subsequent to year end, all post employment consulting agreements were mutually terminated.

(9) Subsequent to fiscal 2008 year end, the Company entered into an agreement to sell its corporate headquarters. As part of the transaction, the Company will also enter into a lease agreement to rent office space in the building. *See Note 3 of the Notes to Consolidated Financial Statements for further discussion.*

The present value of the Company's minimum future operating lease commitments discounted at 10% was $813.4 million at fiscal 2008 year end. The Company plans to fund these commitments from cash generated from the operations of the Company and, if needed, from borrowings against lines of credit.

As part of the transaction subsequent to fiscal 2008 year end to sell the Company's corporate headquarters, the Company will also enter into a lease agreement to rent space in the building. The lease has a primary term of seven years from the closing date with one three-year renewal option and a right to terminate the lease at the end of the fifth lease year.

At the beginning of fiscal 2008, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 ("FIN 48"), which clarified the accounting for uncertainty in tax positions. As of March 1, 2008, the Company had $8.5 million of its reserves for uncertain tax positions, including interest and penalties, classified as current. The Company is not able to reasonably estimate when the cash payments of the remaining reserve for uncertain tax positions will be made. *See Note 12 of the Notes to Consolidated Financial Statements for further discussion.*

During fiscal 2009, the Company plans to open up to three new stores and close approximately 25 stores as leases expire or are otherwise ended. The new store locations will be financed primarily through operating leases. Total capital expenditures for fiscal 2009 are expected to be approximately $15 to $18 million. Of this amount, the Company expects to spend approximately $9 million on store development, $4 million on information systems enhancements and approximately $2 million primarily related to the Company's distribution centers. Additionally, the Company may spend approximately $3 million related to the office space the Company will lease upon the anticipated sale of the Company's headquarters.

The Company has an umbrella trust, currently consisting of four sub-trusts (the "Trusts"), which was established for the purpose of setting aside funds to be used to settle certain benefit plan obligations. Two of the sub-trusts are restricted to satisfy obligations to certain participants of the Company's supplemental retirement plans. These trusts consisted of interest bearing investments of less than $0.1 million and $6.1 million at March 1, 2008 and March 3, 2007, respectively, and were included in other noncurrent assets in fiscal 2008 and in other current assets in fiscal 2007. The remaining two sub-trusts are restricted to meet the funding requirements of the Company's non-qualified retirement savings plans. These trusts' assets consisted of interest bearing investments totaling $1.5 million at March 1, 2008 and at March 3, 2007, and were included in other noncurrent assets. These trusts also own and are the beneficiaries of life insurance policies with cash surrender values of approximately $7.2 million at March 1, 2008, and death benefits of approximately $17.1 million. In addition, the Company owns and is the beneficiary of a number of insurance policies on the lives of current and former key executives that are unrestricted as to use. The cash surrender value of these unrestricted policies was approximately $13.8 million at March 1, 2008, and included in other noncurrent assets. The death benefit related to the unrestricted policies was approximately $21.1 million. At the discretion of the Board of Directors, contributions of cash or unrestricted life insurance policies could be made to the Trusts.

The Company's sources of working capital for fiscal 2008 were cash flows from internally generated funds and collections of income tax receivables. The Company has a variety of sources for liquidity, which include available cash balances, available lines of credit and cash surrender value of life insurance policies not restricted as to use. The Company's current plans for fiscal 2009 include a capital expenditure budget of approximately $15 to $18 million, which includes up to three new store openings, and a decrease in store count of approximately 25 stores. The Company is expecting charges of approximately $6 million during fiscal 2009 in connection with planned store closures and the exit of excess leased distribution center space. The Company does not presently anticipate any other significant cash outflows in fiscal 2009 other than those occurring in the normal course of business. Considering these plans, expected proceeds from the sale of the headquarters building, collection of income tax receivables, and the other sources of liquidity referred to above, the Company believes it has sufficient liquidity to fund operational obligations and capital expenditure requirements through fiscal year 2009.

OFF-BALANCE SHEET ARRANGEMENTS

Other than the operating leases and letters of credit discussed above, the Company's only other off-balance sheet arrangement related to the securitization of the Company's proprietary credit card receivables during a portion of fiscal 2007. The Company allowed its securitization agreement to expire during fiscal 2007 and subsequently sold its proprietary credit card operations to Chase. At the time of the expiration of the securitization agreement, the Company purchased $144.0 million of proprietary credit card receivables, previously held by the Pier 1 Imports Credit Card Master Trust ("Master Trust") for $100.0 million in cash and in exchange for $44.0 million of beneficial interest. The Master Trust, upon approval from debt security ("Class A Certificates") holders, paid $100.0 million to redeem the Class A Certificates that were outstanding.

Prior to the expiration of the securitization agreement, the Company sold, on a daily basis, its proprietary credit card receivables that met certain eligibility criteria to Pier 1 Funding, LLC ("Funding"), which transferred the receivables to the Master Trust. The Master Trust had issued $100 million face amount of Class A Certificates to a third party. This securitization of receivables provided the Company with a portion of its funding. However, neither Funding nor the Master Trust was consolidated in the Company's financial statements, and the Company had no obligation to reimburse Funding, the Master Trust or purchasers of Class A Certificates for credit losses from the receivables. *See Note 11 of the Notes to Consolidated Financial Statements for additional information regarding the securitization of the Company's proprietary credit card receivables.*

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for the Company's conclusions. The Company continually evaluates the information used to make these estimates as the business and the economic environment changes. Historically, actual results have not varied materially from the Company's estimates, with the exception of the impairment of long-lived assets, the early retirement of participants in its defined benefit plans, and income taxes as discussed below. The Company does not currently anticipate a significant change in its assumptions related to these estimates. Actual results may differ from these estimates under different assumptions or conditions. The Company's significant accounting policies can be found in *Note 1 of the Notes to Consolidated Financial Statements*. The policies and estimates discussed below include the financial statement elements that are either judgmental or involve the selection or application of alternative accounting policies and are material to the Company's financial statements. Unless specifically addressed below, the Company does not believe that its critical accounting policies are subject to market risk exposure that would be considered material and as a result, has not provided a sensitivity analysis.

The use of estimates is pervasive throughout the consolidated financial statements, but the accounting policies and estimates considered most critical are as follows:

Revenue recognition — The Company recognizes revenue from retail sales, net of sales tax and third-party credit card fees, upon customer receipt or delivery of merchandise, including sales under deferred payment promotions on its proprietary credit card in fiscal 2007 and prior years. The Company records an allowance for estimated merchandise returns based upon historical experience and other known factors. Should actual returns differ from the Company's estimates and current provision for merchandise returns, revisions to the estimated merchandise returns may be required.

Gift cards — Revenue associated with gift cards is recognized when merchandise is sold and a gift card is redeemed as payment. Gift card breakage is estimated and recorded as income based upon an analysis of the Company's historical data and expected trends in redemption patterns and represents the remaining unused portion of the gift card liability for which the likelihood of redemption is remote. If actual redemption patterns vary from the Company's estimates, actual gift card breakage may differ from the amounts recorded. For all periods presented, gift card breakage was recognized after a period of 30 months from the original issuance and was $1.7 million, $6.2 million and $5.1 million in fiscal 2008, 2007 and 2006, respectively. Gift card breakage decreased in the current year as a result of increased redemption rates on more recently issued gift cards.

Inventories — The Company's inventory is comprised of finished merchandise and is stated at the lower of weighted average cost or market value. Cost is calculated based upon the actual landed cost of an item at the time it is received in the Company's warehouse using actual vendor invoices, the cost of warehousing and transporting product to the stores and other direct costs associated with purchasing products. Carrying values of inventory are analyzed and to the extent that the cost of inventory exceeds the expected selling prices less reasonable costs to sell, provisions are made to reduce the carrying amount of the inventory. The Company reviews its inventory levels in order to identify slow-moving merchandise and uses merchandise markdowns to sell such merchandise. Markdowns are recorded to reduce the retail price of such slow-moving merchandise as needed. Since the determination of carrying values of inventory involves both estimation and judgment with regard to market values and reasonable costs to sell, differences in these estimates could result in ultimate valuations that differ from the recorded asset. The majority of inventory purchases and commitments are made in U.S. dollars in order to limit the Company's exposure to foreign currency fluctuations.

The Company recognizes known inventory losses, shortages and damages when incurred and makes a provision for estimated shrinkage. The amount of the provision is estimated based on historical experience from the results of its physical inventories. Inventory is physically counted at substantially all locations at least once in each 12-month period, at which time actual results are reflected in the financial statements. Physical counts were taken at substantially all stores and distribution centers during each period presented in the financial statements. Although inventory shrinkage rates have not fluctuated significantly in recent years, should actual rates differ from the Company's estimates, revisions to the inventory shrinkage expense may be required.

Impairment of long-lived assets — Long-lived assets such as buildings, equipment, furniture and fixtures, and leasehold improvements are reviewed for impairment at least annually and whenever an event or change in circumstances indicates that their carrying values may not be recoverable. If the carrying value exceeds the sum of the expected undiscounted cash flows, the assets are considered impaired. For store level long-lived assets, expected cash flows are estimated based on management's estimate of changes in sales, merchandise margins, and expenses over the remaining expected terms of the leases. Impairment is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset. Fair value is determined by discounting expected cash flows. Impairment, if any, is recorded in the period in which the impairment occurred. The Company recorded $4.8 million, $31.9 million and $5.6 million in impairment charges in fiscal 2008, 2007 and 2006, respectively. As the projection of future cash flows requires the use of judgment and estimates, if actual results differ from the Company's estimates, additional charges for asset impairments may be recorded in the future. If management had lowered its assumptions of comparable store sales results by 3% over the next five years, additional impairment charges of approximately $3.8 million would have been recorded in fiscal 2008.

Insurance provision — During fiscal 2008, the Company maintained insurance for workers' compensation and general liability claims with deductibles of $1,000,000 and $750,000, respectively, per claim. The liability recorded for such claims is determined by estimating the total future claims cost for events that occurred prior to the balance sheet date. The estimates consider historical claims development factors as well as information obtained from and projections made by the Company's insurance carrier and underwriters. The recorded liabilities for workers' compensation and general liability claims, including those occurring in prior years but not yet settled, at March 1, 2008 were $19.0 million and $7.1 million, respectively.

The assumptions made in determining the above estimates are reviewed continually and the liability adjusted accordingly as new facts are revealed. Changes in circumstances and conditions affecting the assumptions used in determining the liabilities could cause actual results to differ from the Company's recorded amounts.

Defined benefit plans — The Company maintains supplemental retirement plans (the "Plans") for certain of its current and former executive officers. The Plans provide that upon death, disability, reaching retirement age or certain termination events, a participant will receive benefits based on highest compensation, years of service and years of plan participation. These benefit costs are dependent upon numerous factors, assumptions and estimates. Benefit costs may be significantly affected by changes in key actuarial assumptions such as the discount rate, compensation rates, or retirement dates used to determine the projected benefit obligation. Additionally, changes made to the provisions of the Plans may impact current and future benefit costs.

Stock-based compensation — The fair value of stock options is amortized as compensation expense over the vesting periods of the options. The fair values for options granted by the Company are estimated as of the date of grant using the Black-Scholes option-pricing model. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. The Company uses expected volatilities and risk-free interest rates that correlate with the expected term of the option when estimating an option's fair value. To determine the expected term of the option, the Company bases its estimates on historical exercise activity of grants with similar vesting periods. Expected volatility is based on the historical volatility of the common stock of the Company for a period approximating the expected life. The risk free interest rate utilized is the United States Treasury rate that most closely matches the weighted average expected life at the time of the grant. The expected dividend yield is based on the annual dividend rate at the time of grant or estimates of future anticipated dividend rates. If the Company had used different assumptions, the value of stock options may have been different.

Income taxes — The Company records income tax expense using the liability method for taxes. The Company is subject to income tax in many jurisdictions, including the United States, various states and localities, and foreign countries. At any point in time, multiple tax years are subject to audit by various jurisdictions and the Company records reserves for estimates of tax exposures for foreign and domestic tax audits. The timing of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. The process of determining tax expense by jurisdiction involves the calculation of actual current tax expense or benefit, together with the assessment of deferred tax expense resulting from differing treatment of items for tax and financial accounting purposes. Deferred tax assets and liabilities are recorded in the Company's consolidated balance sheets and are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting purposes. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not those assets will be realized. If different assumptions had been used, the Company's tax expense or benefit, assets and liabilities could have varied from recorded amounts. If actual results differ from estimated results or if the Company adjusts these assumptions in the future, the Company may need to adjust its deferred tax assets or liabilities, which could impact its effective tax rate. In evaluating the likelihood that sufficient earnings would be available in the near future to realize the deferred tax assets, the Company considered cumulative losses over three years including the current year.

IMPACT OF INFLATION AND CHANGING PRICES

Inflation has not had a significant impact on the operations of the Company during the preceding three years.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk.*

Market risks relating to the Company's operations result primarily from changes in foreign exchange rates and interest rates. The Company has only limited involvement with derivative financial instruments, does not use them for trading purposes and is not a party to any leveraged derivatives. Collectively, the Company's exposure to market risk factors is not significant and has not materially changed from March 3, 2007.

Foreign Currency Risk

Though the majority of the Company's inventory purchases are made in U.S. dollars in order to limit its exposure to foreign currency fluctuations, the Company, from time to time, enters into forward foreign currency exchange contracts. The Company uses such contracts to hedge exposures to changes in foreign currency exchange rates associated with purchases denominated in foreign currencies, primarily euros. The Company also, on occasion, uses contracts to hedge its exposure associated with repatriation of funds from its Canadian operations. Changes in the fair value of the derivatives are included in the Company's consolidated statements of operations as such contracts are not designated as hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Forward contracts that hedge merchandise purchases generally have maturities not exceeding six months. Changes in the fair value and settlement of these forwards are included in cost of sales. Contracts that hedge the repatriation of Canadian funds have maturities not exceeding 18 months and changes in the fair value and settlement of these contracts are included in selling, general and administrative expenses. At March 1, 2008, there were no outstanding contracts to hedge exposure associated with the Company's merchandise purchases denominated in foreign currencies or the repatriation of Canadian funds.

Interest Rate Risk

The Company manages its exposure to changes in interest rates by optimizing the use of variable and fixed rate debt. The interest rate exposure on the Company's secured credit facility and industrial revenue bonds is based upon variable interest rates and therefore is affected by changes in market interest rates. As of March 1, 2008, the Company had $19.0 million in borrowings outstanding on its industrial revenue bonds and no cash borrowings outstanding on its secured credit facility. A hypothetical 10% adverse change in the interest rates applicable to either or both of these variable rate instruments would have a negligible impact on the Company's earnings and cash flows.

Additionally, the Company has $165.0 million in convertible senior notes outstanding, which mature in February 2036. The notes pay a fixed annual rate of 6.375% for the first five years and a fixed rate of 6.125% thereafter. Changes in market interest rates generally affect the fair value of fixed rate debt instruments, but would not affect the Company's financial position, results of operations or cash flows related to these notes. As of March 1, 2008, the fair value of these notes was $133.7 million based on quoted market values.

Item 8. ***Financial Statements and Supplementary Data.***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Pier 1 Imports, Inc.

We have audited the accompanying consolidated balance sheets of Pier 1 Imports, Inc. as of March 1, 2008 and March 3, 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 1, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pier 1 Imports, Inc. at March 1, 2008 and March 3, 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 1, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in notes to the consolidated financial statements, effective February 26, 2006, Pier 1 Imports, Inc. adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, effective March 3, 2007, Pier 1 Imports, Inc. adopted Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106 and 132(R), and effective March 4, 2007, Pier 1 Imports, Inc. adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pier 1 Imports, Inc.'s internal control over financial reporting as of March 1, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 2, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Fort Worth, Texas
May 2, 2008

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per share amounts)

	Year Ended		
	2008	2007	2006
Net sales	$1,511,832	$1,623,216	$1,776,701
Operating costs and expenses:			
Cost of sales (including buying and store occupancy costs)	1,072,280	1,149,257	1,175,011
Selling, general and administrative expenses	487,898	649,005	588,273
Depreciation and amortization	39,792	51,184	56,229
	1,599,970	1,849,446	1,819,513
Operating loss	(88,138)	(226,230)	(42,812)
Nonoperating (income) and expenses:			
Interest and investment income	(8,677)	(12,456)	(3,510)
Interest expense	15,916	16,116	2,610
Other income	(1,960)	(1,767)	—
	5,279	1,893	(900)
Loss from continuing operations before income taxes	(93,417)	(228,123)	(41,912)
Provision (benefit) for income taxes	2,594	(885)	(14,441)
Net loss from continuing operations	(96,011)	(227,238)	(27,471)
Discontinued operations:			
Loss from discontinued operations	—	(638)	(17,583)
Income tax benefit	—	(231)	(5,250)
Net loss from discontinued operations	—	(407)	(12,333)
Net loss	$ (96,011)	$ (227,645)	$ (39,804)
Loss per share from continuing operations:			
Basic and diluted	$ (1.09)	$ (2.59)	$ (0.32)
Loss per share from discontinued operations:			
Basic and diluted	$ —	$ (0.01)	$ (0.14)
Loss per share:			
Basic and diluted	$ (1.09)	$ (2.60)	$ (0.46)
Dividends declared per share:	$ —	$ 0.20	$ 0.40
Average shares outstanding during period:			
Basic and diluted	88,083	87,395	86,629

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED BALANCE SHEETS
(In thousands except share amounts)

	2008	2007
ASSETS		
Current assets:		
Cash and cash equivalents, including temporary investments of $87,837 and $160,721, respectively	$ 93,433	$ 167,178
Other accounts receivable, net of allowance for doubtful accounts of $1,034 and $566, respectively	23,121	21,437
Inventories	411,709	360,063
Income tax receivable	13,632	34,966
Office building held for sale	80,539	85,187
Prepaid expenses and other current assets	41,445	50,324
Total current assets	663,879	719,155
Properties, net	114,952	154,361
Other noncurrent assets	43,073	42,954
	$ 821,904	$ 916,470
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 106,084	$ 95,609
Gift cards and other deferred revenue	63,101	66,130
Accrued income taxes payable	5,000	3,305
Other accrued liabilities	101,817	119,541
Total current liabilities	276,002	284,585
Long-term debt	184,000	184,000
Other noncurrent liabilities	94,158	86,768
Shareholders' equity:		
Common stock, $1.00 par, 500,000,000 shares authorized, 100,779,000 issued	100,779	100,779
Paid-in capital	126,795	130,416
Retained earnings	236,094	337,178
Cumulative other comprehensive income	373	2,408
Less — 12,172,000 and 12,981,000 common shares in treasury, at cost, respectively	(196,297)	(209,664)
	267,744	361,117
Commitments and contingencies	—	—
	$ 821,904	$ 916,470

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended 2008	2007	2006
Cash flow from operating activities:			
Net loss	$ (96,011)	$(227,645)	$ (39,804)
Adjustments to reconcile to net cash used in operating activities:			
Depreciation and amortization	53,608	63,496	78,781
(Gain) loss on disposal of fixed assets	(2,137)	187	1,781
Loss on impairment of fixed assets and other long-lived assets	5,030	36,369	6,024
Write-down of assets held for sale	—	—	7,441
Stock-based compensation expense	5,837	5,464	636
Deferred compensation	4,157	16,915	10,766
Lease termination expense	10,440	4,003	4,176
Deferred income taxes	—	24,576	(14,496)
Other	639	(3,121)	236
Change in cash from:			
Sale of receivables in exchange for beneficial interest in securitized receivables	—	(15,914)	(74,550)
Purchase of proprietary credit card receivables and other	—	(97,740)	—
Proceeds from the sale of proprietary credit card operations	—	144,622	—
Inventories	(51,646)	9,757	882
Other accounts receivable, prepaid expenses and other current assets	(8,776)	(14,428)	(22,778)
Income tax receivable	25,616	(16,955)	(18,011)
Accounts payable and accrued expenses	(24,447)	(5,388)	7,369
Income taxes payable	2,765	(1,595)	(6,966)
Defined benefit plan liabilities	(6,351)	(25,495)	—
Other noncurrent assets	2,457	566	(2,558)
Other noncurrent liabilities	(4,255)	(2,579)	(3,226)
Net cash used in operating activities	(83,074)	(104,905)	(64,297)
Cash flow from investing activities:			
Capital expenditures	(7,153)	(28,600)	(50,979)
Proceeds from disposition of properties	5,674	173	1,401
Proceeds from sale of discontinued operation	—	11,601	—
Proceeds from sale of Pier 1 National Bank	—	10,754	—
Proceeds from sale of restricted investments	6,986	25,707	3,226
Purchase of restricted investments	(589)	(9,712)	(3,500)
Collection of note receivable	1,500	—	—
Collections of principal on beneficial interest in securitized receivables	—	21,907	60,240
Net cash provided by investing activities	6,418	31,830	10,388
Cash flow from financing activities:			
Cash dividends	—	(17,398)	(34,667)
Purchases of treasury stock	—	—	(4,047)
Proceeds from stock options exercised, stock purchase plan and other, net	3,909	4,719	7,641
Issuance of long-term debt	—	—	165,000
Notes payable borrowings	—	69,000	86,500
Repayment of notes payable	—	(69,000)	(86,500)
Debt issuance costs	(998)	(283)	(6,739)
Purchase of call option	—	—	(9,145)
Net cash provided by (used in) financing activities	2,911	(12,962)	118,043
Change in cash and cash equivalents	(73,745)	(86,037)	64,134
Cash and cash equivalents at beginning of period (including cash at discontinued operation of $0, $7,100 and $3,359, respectively)	167,178	253,215	189,081
Cash and cash equivalents at end of period	$ 93,433	$ 167,178	$253,215
Supplemental cash flow information:			
Interest paid	$ 14,138	$ 12,821	$ 8,136
Income taxes paid	$ 1,124	$ 2,021	$ 21,342

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands except per share amounts)

	Common Stock							
	Outstanding Shares	Amount	Paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (Loss)	Treasury Stock	Unearned Compensation	Total Shareholders' Equity
Balance February 26, 2005	86,240	$100,779	$141,850	$ 656,692	$(1,426)	$(233,526)	$ —	$ 664,369
Comprehensive income (loss):								
Net loss	—	—	—	(39,804)	—	—	—	(39,804)
Other comprehensive income (loss), net of tax:								
Minimum pension liability adjustments	—	—	—	—	1,149	—	—	1,149
Currency translation adjustments	—	—	—	—	(306)	—	—	(306)
Comprehensive loss								(38,961)
Purchases of treasury stock	(250)	—	—	—	—	(4,047)	—	(4,047)
Restricted stock grant and amortization	203	—	(386)	—	—	3,278	(2,256)	636
Exercise of stock options, stock purchase plan and other	746	—	(3,640)	—	—	12,041	—	8,401
Cash dividends ($.40 per share)	—	—	—	(34,667)	—	—	—	(34,667)
Purchase of call option, net of tax	—	—	(5,749)	—	—	—	—	(5,749)
Balance February 25, 2006	86,939	100,779	132,075	582,221	(583)	(222,254)	(2,256)	589,982
Comprehensive income (loss):								
Net loss	—	—	—	(227,645)	—	—	—	(227,645)
Other comprehensive income (loss), net of tax as applicable:								
Minimum pension liability adjustments	—	—	—	—	7,172	—	—	7,172
Currency translation adjustments	—	—	—	—	(2,550)	—	—	(2,550)
Comprehensive loss								(223,023)
Adjustment to initially apply SFAS No. 158	—	—	—	—	(1,631)	—	—	(1,631)
Restricted stock compensation	185	—	(4,280)	—	—	2,994	2,256	970
Stock option compensation expense	—	—	4,494	—	—	—	—	4,494
Exercise of stock options, stock purchase plan and other	674	—	(1,873)	—	—	9,596	—	7,723
Cash dividends ($.20 per share)	—	—	—	(17,398)	—	—	—	(17,398)
Balance March 3, 2007	87,798	100,779	130,416	337,178	2,408	(209,664)	—	361,117
Implementation of FIN 48	—	—	—	(5,073)	—	—	—	(5,073)
Comprehensive loss:								
Net loss	—	—	—	(96,011)	—	—	—	(96,011)
Other comprehensive income (loss), net of tax as applicable:								
Pension adjustments	—	—	—	—	(3,017)	—	—	(3,017)
Currency translation adjustments	—	—	—	—	982	—	—	982
Comprehensive loss								(98,046)
Restricted stock compensation	281	—	(2,974)	—	—	4,533	—	1,559
Stock option compensation expense	—	—	4,278	—	—	—	—	4,278
Exercise of stock options, stock purchase plan and other	528	—	(4,925)	—	—	8,834	—	3,909
Balance March 1, 2008	88,607	$100,779	$126,795	$ 236,094	$ 373	$(196,297)	$ —	$ 267,744

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Pier 1 Imports, Inc. (together with its consolidated subsidiaries, the "Company") is one of North America's largest specialty retailers of imported decorative home furnishings and gifts, with retail stores located in the United States and Canada. Additionally, the Company has merchandise in "store within a store" locations in Mexico and Puerto Rico that are primarily operated by Sears Roebuck de Mexico, S.A. de C.V. and Sears Roebuck de Puerto Rico, Inc., respectively. On March 20, 2006, the Company sold its subsidiary based in the United Kingdom, The Pier Retail Group Limited ("The Pier"). The Pier has been included in discontinued operations in the Company's financial statements for fiscal years 2007 and 2006.

Basis of consolidation — The consolidated financial statements of the Company include the accounts of all subsidiary companies except, in fiscal 2006, Pier 1 Funding, LLC ("Funding"), which was a non-consolidated, bankruptcy remote, securitization subsidiary. *See Note 11 of the Notes to Consolidated Financial Statements for further discussion.* All intercompany transactions and balances have been eliminated.

Segment information — The Company is a specialty retailer that offers a broad range of products in its stores and conducts business as one operating segment. The Company's domestic operations provided 90.9%, 92.3% and 93.0% of its net sales, with 8.7%, 7.3% and 6.7% provided by stores in Canada, and the remainder from royalties received from Sears Roebuck de Mexico S.A. de C.V. during fiscal 2008, 2007 and 2006, respectively. As of March 1, 2008, March 3, 2007 and February 25, 2006, $4,572,000, $5,510,000 and $8,765,000, respectively, of the Company's long-lived assets were located in Canada. There were no long-lived assets in Mexico during any period.

Use of estimates — Preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal periods — The Company utilizes 5-4-4 (week) quarterly accounting periods with the fiscal year ending on the Saturday nearest the last day of February. Fiscal 2008 consisted of a 52-week year, fiscal 2007 consisted of a 53-week year and fiscal 2006 consisted of a 52-week year. Fiscal 2008 ended March 1, 2008, fiscal 2007 ended March 3, 2007 and fiscal 2006 ended February 25, 2006.

Cash and cash equivalents, including temporary investments — The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents, except for those investments that are restricted and have been set aside in a trust to satisfy retirement obligations. As of March 1, 2008 and March 3, 2007, the Company's short-term investments classified as cash equivalents included investments in money market mutual funds totaling $87,837,000 and $160,721,000, respectively. The effect of foreign currency exchange rate fluctuations on cash is not material.

Translation of foreign currencies — Assets and liabilities of foreign operations are translated into U.S. dollars at fiscal year end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included as a separate component of shareholders' equity and are included in other comprehensive income (loss). As of March 1, 2008, March 3, 2007 and February 25, 2006, the Company had cumulative other comprehensive income balances of $3,422,000, $2,440,000 and $4,990,000, respectively, related to cumulative translation adjustments. The adjustments for currency translation during fiscal 2008, 2007 and 2006 resulted in other comprehensive income (loss), net of tax, as applicable, of $982,000, ($2,550,000) and ($306,000), respectively. During fiscal 2006, the Company provided deferred taxes of $531,000 on the portion of its cumulative currency translation adjustment considered not to be permanently reinvested abroad. Taxes on this portion of cumulative currency translation adjustments were insignificant in fiscal 2008 and 2007.

Concentrations of risk — The Company has some degree of risk concentration with respect to sourcing the Company's inventory purchases. However, the Company believes alternative sources of products could be procured over a relatively short period of time. Pier 1 Imports sells merchandise imported from over 50 different countries, with 39% of its sales derived from merchandise produced in China, 15% derived from merchandise produced in Indonesia, 14% derived from merchandise produced in India, 10% derived from merchandise produced in the United States and 19% derived from merchandise produced in Vietnam, Thailand, Brazil, the Philippines, Italy and Mexico. The remaining 3% of sales was from merchandise produced in various Asian, European, Central American, South American, African countries and Canada.

Financial instruments — The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Other than the 6.375% convertible senior notes, there were no assets or liabilities with a fair value significantly different from the recorded value as of March 1, 2008 and March 3, 2007. The fair value of these notes was $133,650,000 and $156,712,000 based on quoted market values as of March 1, 2008 and March 3, 2007, respectively. Changes in the market interest rates and other factors affecting convertible notes affect the fair value of the Company's fixed rate notes, but do not affect the Company's financial position, results of operations or cash flows related to these instruments.

Risk management instruments: The Company may utilize various financial instruments to manage interest rate and market risk associated with its on- and off-balance sheet commitments.

From time to time, the Company hedges certain commitments denominated in foreign currencies through the purchase of forward contracts. The forward contracts are purchased to cover a portion of commitments to buy merchandise for resale. The Company also, on occasion, uses contracts to hedge its exposure associated with the repatriation of funds from its Canadian operations. At March 1, 2008 and March 3, 2007, there were no outstanding contracts to hedge exposure associated with the Company's merchandise purchases denominated in foreign currencies or the repatriation of Canadian funds. For financial accounting purposes, the Company does not designate such contracts as hedges. Thus, changes in the fair value of both types of forward contracts would be included in the Company's consolidated statements of operations. Both the changes in fair value and settlement of these contracts are included in cost of sales for forwards related to merchandise purchases and in selling, general and administrative expense for the contracts associated with the repatriation of Canadian funds.

When the Company enters into forward foreign currency exchange contracts it enters into them with major financial institutions and continually monitors its positions with, and the credit quality of, these counterparties to such financial instruments.

Beneficial interest in securitized receivables — As of March 1, 2008 and March 3, 2007, the Company had no beneficial interest since it allowed its securitization agreement to expire. Prior to the expiration of this agreement, the Company securitized its entire portfolio of proprietary credit card receivables, except an immaterial amount of those that failed certain eligibility requirements, to a special-purpose wholly owned subsidiary, Funding, which transferred the receivables to the Pier 1 Imports Credit Card Master Trust (the "Master Trust"). Neither Funding nor the Master Trust were consolidated by the Company, as the Master Trust met the requirements of a qualifying special-purpose entity under Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Master Trust issued beneficial interests that represent undivided interests in the assets of the Master Trust consisting of the transferred receivables and all cash flows from collections of such receivables. The beneficial interests included certain interests retained by Funding, which were represented by Class B Certificates, and the residual interest in the Master Trust (the excess of the principal amount of receivables held in the Master Trust over the portion represented by the certificates sold to third-party investors and the Class B Certificates). Gain or loss on the sale of receivables depended in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer.

The beneficial interest in the Master Trust was accounted for as an available-for-sale security and was recorded at fair value. The Company estimated fair value of its beneficial interest in the Master Trust, both upon initial securitization and thereafter, based on the present value of future expected cash flows using management's best estimates of key assumptions including credit losses and payment rates. *See Note 11 of the Notes to Consolidated Financial Statements for further discussion.*

Inventories — The Company's inventory is comprised of finished merchandise and is stated at the lower of weighted average cost or market value. Cost is calculated based upon the actual landed cost of an item at the time it is received in the Company's warehouse using actual vendor invoices, the cost of warehousing and transporting product to the stores and other direct costs associated with purchasing products.

The Company recognizes known inventory losses, shortages and damages when incurred and maintains a reserve for estimated shrinkage since the last physical count, when actual shrinkage was recorded. The reserves for estimated shrinkage at the end of fiscal years 2008 and 2007 were $3,756,000 and $6,193,000, respectively.

In the fourth quarter of fiscal 2007, the Company made a strategic decision to liquidate certain inventory, and completed its liquidation efforts by the end of the first quarter of fiscal 2008. In connection with this decision, a $32,500,000 inventory write-down was recorded to state the excess inventory at the lower of average cost or market. The write-down of inventory consisted primarily of previous merchandise assortments the Company discontinued offering in its stores. This decision was made by the Company in order to clear room in its stores to allow for new inventory to be displayed as it arrived throughout fiscal 2008.

Properties, maintenance and repairs — Buildings, equipment, furniture and fixtures, and leasehold improvements are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated remaining useful lives of the assets, generally thirty years for buildings and three to ten years for equipment, furniture and fixtures. Depreciation of improvements to leased properties is based upon the shorter of the remaining primary lease term or the estimated useful lives of such assets. Depreciation related to the Company's distribution centers is included in cost of sales. All other depreciation costs are included in depreciation and amortization. Depreciation costs were $39,478,000, $49,984,000 and $54,870,000 in fiscal 2008, 2007 and 2006, respectively.

Expenditures for maintenance, repairs and renewals that do not materially prolong the original useful lives of the assets are charged to expense as incurred. In the case of disposals, assets and the related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is credited or charged to income.

Long-lived assets are reviewed for impairment at least annually and whenever an event or change in circumstances indicates that its carrying value may not be recoverable. If the carrying value exceeds the sum of the expected undiscounted cash flows, the assets are considered impaired. For store level long-lived assets, expected cash flows are estimated based on management's estimate of future sales, merchandise margin rates, and expenses over the remaining expected terms of the leases. Impairment is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset. Fair value is determined by discounting expected cash flows. Impairment, if any, is recorded in the period in which the impairment occurred. Impairment charges were $4,838,000, $31,947,000 and $5,601,000 in fiscal 2008, 2007 and 2006, respectively, and were included in selling, general and administrative expenses.

Goodwill and intangible assets — The Company applies the provisions of SFAS No. 142, "Goodwill and Intangible Assets" ("SFAS No. 142"). Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. In accordance with SFAS No. 142, the Company's reporting units were identified as components, and the goodwill assigned to each represents the excess of the original purchase price over the fair value of the net identifiable assets acquired for that component. The Company completed the annual impairment tests as of March 1, 2008 and

March 3, 2007 for fiscal 2008 and 2007, respectively. Fair value was determined through analyses of discounted future cash flows for the applicable reporting units. The analysis resulted in a write-down of goodwill and intangible assets, included in selling, general and administrative expenses, of approximately $192,000 in fiscal 2008 and $4,422,000, primarily related to Pier 1 Kids, in fiscal 2007. As of March 1, 2008 and March 3, 2007, the Company's intangible assets totaled $573,000 and $1,206,000, respectively. The Company had no goodwill remaining as of the end of fiscal 2008 or fiscal 2007.

Revenue recognition — Revenue is recognized upon customer receipt or delivery for retail sales, including sales under deferred payment promotions on the Company's proprietary credit card in fiscal 2007 and prior years. A reserve has been established for estimated merchandise returns based upon historical experience and other known factors. The reserves for estimated merchandise returns at the end of fiscal years 2008 and 2007 were $1,559,000 and $3,215,000, respectively. The Company's revenues are reported net of discounts and returns, net of sales tax and third-party credit card fees, and include wholesale sales and royalties received from franchise stores and Sears Roebuck de Mexico S.A. de C.V. Amounts billed to customers for shipping and handling are included in net sales and the costs incurred by the Company for these items are recorded in cost of sales.

Gift cards — Revenue associated with gift cards is recognized when merchandise is sold and a gift card is redeemed as payment. Gift card breakage is estimated and recorded as income based upon an analysis of the Company's historical data and expected trends in redemption patterns and represents the remaining unused portion of the gift card liability for which the likelihood of redemption is remote. If actual redemption patterns vary from the Company's estimates, actual gift card breakage may differ from the amounts recorded. For all periods presented, gift card breakage was recognized after a period of 30 months from the original issuance and was $1,699,000, $6,222,000 and $5,062,000 in fiscal 2008, 2007 and 2006, respectively. Gift card breakage decreased in the current year as a result of increased redemption rates on more recently issued gift cards.

Leases — The Company leases certain property consisting principally of retail stores, warehouses, and material handling and office equipment under leases expiring through fiscal 2022. Most retail store locations are leased for primary terms of ten years with varying renewal options and rent escalation clauses. Escalations occurring during the primary terms of the leases are included in the calculation of the minimum lease payments, and the rent expense related to these leases is recognized on a straight-line basis over this lease term, including free rent periods prior to the opening of its stores. The portion of rent expense applicable to a store before opening is included in selling, general and administrative expenses. Once opened for business, rent expense is included in cost of sales. Certain leases provide for additional rental payments based on a percentage of sales in excess of a specified base. This additional rent is accrued when it appears that the sales will exceed the specified base. Construction allowances received from landlords are initially recorded as lease liabilities and amortized as a reduction of rental expense over the primary lease term. The Company's lease obligations are operating leases under SFAS No. 13, "Accounting for Leases."

Advertising costs — Advertising production costs are expensed the first time the advertising takes place. Advertising costs were $55,122,000, $109,540,000 and $92,245,000 in fiscal 2008, 2007 and 2006, respectively. Prepaid advertising at the end of fiscal years 2008 and 2007 was $2,096,000 and $1,556,000, respectively.

Defined benefit plans — The Company maintains supplemental retirement plans (the "Plans") for certain of its current and former executive officers. The Plans provide that upon death, disability, reaching retirement age or certain termination events, a participant will receive benefits based on highest compensation, years of service and years of plan participation. These benefit costs are dependent upon numerous factors, assumptions and estimates. Benefit costs may be significantly affected by changes in key actuarial assumptions such as the discount rate, compensation increase rates, or retirement dates used to determine the projected benefit obligation. Additionally, changes made to the provisions of the Plans may impact current and future benefit costs. In accordance with accounting rules, changes in benefit obligations associated with these factors may not be immediately recognized as costs on the income statement, but recognized in future years over the remaining average service period of plan participants. *See Note 9 of the Notes to Consolidated Financial Statements for further discussion.*

Income taxes — The Company records income tax expense using the liability method for taxes. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting purposes. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not those assets will be realized. Deferred federal income taxes, net of applicable foreign tax credits, are not provided on the undistributed earnings of foreign subsidiaries to the extent the Company intends to permanently reinvest such earnings abroad. At any point in time, multiple tax years are subject to audit by various jurisdictions and the Company records reserves for estimates of tax exposures for foreign and domestic tax audits. However, negotiations with taxing authorities may yield results different from those currently estimated. *See Note 12 of the Notes to Consolidated Financial Statements for further discussion.*

Loss per share — Basic loss per share amounts were determined by dividing loss from continuing operations, loss from discontinued operations and net loss by the weighted average number of common shares outstanding for the period. Diluted loss per share amounts were similarly computed, but would have included the effect, if dilutive, of the Company's weighted average number of stock options outstanding and shares of unvested restricted stock.

Loss per share amounts were calculated as follows (in thousands except per share amounts):

	2008	2007	2006
Loss from continuing operations, basic and diluted	$(96,011)	$(227,238)	$(27,471)
Loss from discontinued operations, basic and diluted	—	(407)	(12,333)
Net loss, basic and diluted	$(96,011)	$(227,645)	$(39,804)
Average shares outstanding:			
Basic and diluted	88,083	87,395	86,629
Loss per share from continuing operations:			
Basic and diluted	$ (1.09)	$ (2.59)	$ (.32)
Loss per share from discontinued operations:			
Basic and diluted	—	$ (.01)	$ (.14)
Net loss per share:			
Basic and diluted	$ (1.09)	$ (2.60)	$ (.46)

Stock options for which the exercise price was greater than the average market price of common shares were not included in the computation of diluted earnings per share as the effect would be antidilutive. All 13,102,360, 13,991,195 and 12,941,025 outstanding stock options and shares of unvested restricted stock were excluded from the computation of the fiscal 2008, 2007 and 2006, respectively, loss per share as the effect would be antidilutive. In addition, incremental net shares for the conversion feature of the Company's 6.375% senior convertible notes will be included in the Company's future diluted earnings per share calculations for those periods in which the average common stock price exceeds the initial conversion price of $15.19 per share.

Stock-based compensation — The Company grants stock options and restricted stock for a fixed number of shares to employees with stock option exercise prices equal to the fair market value of the shares on the date of the grant. On February 26, 2006, the Company adopted the provisions of SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires all companies to measure and recognize compensation expense at an amount equal to the fair value of share-based payments granted under compensation arrangements. Prior to February 26, 2006, the Company accounted for stock option grants using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and recognized no compensation expense for stock option grants since all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

The Company adopted SFAS 123R using the modified prospective method. Under the modified prospective method, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Accordingly, prior period amounts have not been restated. Currently, the Company's stock-based compensation relates to stock options, restricted stock awards and director deferred stock units. Compensation expense is recognized for any unvested stock option awards outstanding as of the date of adoption on a straight-line basis over the remaining vesting period. The fair values of the options are calculated using a Black-Scholes option pricing model. The Company records compensation expense for stock-based awards with a performance condition when it is probable that the condition will be achieved. The compensation expense ultimately recognized, if any, related to these awards will equal the grant date fair value for the number of shares for which the performance condition has been satisfied.

SFAS 123R requires that forfeitures be estimated at the time of grant. The Company estimates forfeitures based on its historical forfeiture experience. For periods prior to fiscal 2007, the Company recognized forfeitures as they occurred in its pro forma disclosures. In accordance with SFAS 123R, the Company adjusts forfeiture estimates based on actual forfeiture experience for all awards with service conditions. The effect of forfeiture adjustments for the year was insignificant.

During fiscal 2006, the Company's Board of Directors approved the accelerated vesting of approximately 3,800,000 stock options where the exercise price was in excess of the market price. This acceleration resulted in pro forma expense of approximately $16,300,000, net of tax, for options that would have vested in future periods. *See Note 10 of the Notes to Consolidated Financial Statements for additional discussion related to the accounting for stock-based employee compensation.*

SFAS 123R requires disclosure of pro forma information for periods prior to adoption. The following table details the effect on net loss and loss per share from continuing operations, illustrating the effect of applying the fair value recognition provisions of SFAS 123R for fiscal 2006 (in thousands except per share amounts):

	Pro forma 2006
Loss from continuing operations, as reported	$(27,471)
Stock-based employee compensation expense included in reported net loss, net of related tax effects	417
Less total stock-based employee compensation expense determined under fair value-based method, net of related tax effects	(25,519)
Loss from continuing operations	$(52,573)
Loss per share from continuing operations:	
Basic — as reported	$ (.32)
Basic — pro forma	$ (.61)
Diluted — as reported	$ (.32)
Diluted — pro forma	$ (.61)

NOTE 2 — OFFICE BUILDING HELD FOR SALE

During February 2008, the Company began pursuing the sale of its corporate headquarters. The building, accompanying land and certain fixtures met the criteria of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") to be classified as held for sale in all periods presented.

NOTE 3 — SUBSEQUENT EVENT (UNAUDITED)

Subsequent to fiscal 2008 year end, the Company entered into an agreement to sell its corporate headquarters building and accompanying land for $104,000,000 to an unrelated party. As part of the transaction, the Company expects to enter into a lease agreement to rent office space in the building. The lease will have a primary term of seven years beginning on the closing date, with one three-year renewal option and the right to terminate the lease at the end of the fifth lease year. The Company expects a gain on the sale of the property, the amount and timing of recognition of which will be determined upon finalization of the agreement. Closing of the transaction is expected to occur no later than June 30, 2008, if all conditions to closing have occurred.

NOTE 4 — PROPERTIES

Properties are summarized as follows at March 1, 2008 and March 3, 2007 (in thousands):

	2008	2007
Land	$ 6,379	$ 7,849
Buildings	29,621	31,463
Equipment, furniture and fixtures	246,803	256,464
Leasehold improvements	167,542	179,478
Computer software	73,175	72,010
Projects in progress	41	1,557
	523,561	548,821
Less accumulated depreciation and amortization	408,609	394,460
Properties, net	$114,952	$154,361

NOTE 5 — OTHER ACCRUED LIABILITIES AND NONCURRENT LIABILITIES

The following is a summary of other accrued liabilities and noncurrent liabilities at March 1, 2008 and March 3, 2007 (in thousands):

	2008	2007
Accrued payroll and other employee-related liabilities	$ 46,416	$ 40,610
Accrued taxes, other than income	24,030	26,035
Rent-related liabilities	11,017	10,875
Retirement benefits	1,351	16,358
Other	19,003	25,663
Other accrued liabilities	$101,817	$119,541
Rent-related liabilities	$ 34,887	$ 40,552
Deferred gains	19,634	23,053
Retirement benefits	24,276	21,857
Other	15,361	1,306
Other noncurrent liabilities	$ 94,158	$ 86,768

NOTE 6 — COSTS ASSOCIATED WITH EXIT ACTIVITIES

As part of the ordinary course of business, the Company terminates leases prior to their expiration when certain stores or storage facilities are closed or relocated as deemed necessary by the evaluation of its real estate portfolio. These decisions are based on lease renewal obligations, relocation space availability, local market conditions and prospects for future profitability. In connection with these lease terminations, the Company has recorded estimated liabilities in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." At the time of closure, neither the write-off of fixed assets nor the write-down of inventory related to such stores was material. Additionally, employee severance costs associated with these closures were not significant. The estimated liabilities were recorded based upon the Company's remaining lease obligations less estimated subtenant rental income. Revisions during the periods presented relate to changes in estimated buyout terms or subtenant receipts expected on closed facilities. Expenses related to lease termination obligations are included in selling, general and administrative expenses in the Company's consolidated statements of operations. The write-off of fixed assets and associated intangible assets related to Pier 1 Imports store closures, excluding clearance and Pier 1 Kids stores, was approximately $751,000, $370,000 and $1,500,000 in fiscal 2008, 2007 and 2006, respectively. The following table represents a rollforward of the liability balances for the three fiscal years ended March 1, 2008 (in thousands):

	Lease Termination Obligations
Balance at February 26, 2005	$ 1,475
Original charges	3,689
Revisions	487
Cash payments	(2,792)
Balance at February 25, 2006	2,859
Original charges	4,245
Revisions	(242)
Cash payments	(4,426)
Balance at March 3, 2007	2,436
Original charges	11,573
Revisions	(1,133)
Cash payments	(7,248)
Balance at March 1, 2008	$ 5,628

Included in the table above are lease termination costs related to the closure of all of the Company's clearance and Pier 1 Kids stores and the direct to consumer channel. These concepts were closed during fiscal 2008 since their aggregate performance was not in line with the Company's profitability targets. Lease termination costs associated with these closures were $7,973,000, or $0.09 per share, during the fiscal year. Cash outflows related to these lease terminations were $5,138,000 during fiscal 2008. The net write-off of fixed assets, write-down of inventory and employee severance costs associated with these closures was not material.

NOTE 7 — LONG-TERM DEBT AND AVAILABLE CREDIT

Long-term debt is summarized as follows at March 1, 2008 and March 3, 2007 (in thousands):

	2008	2007
Industrial revenue bonds	$ 19,000	$ 19,000
6.375% convertible senior notes	165,000	165,000
	184,000	184,000
Less - portion due within one year	—	—
Long-term debt	$184,000	$184,000

The Company has $19,000,000 in industrial revenue bond loan agreements, which have been outstanding since 1987. Proceeds were used to construct warehouse/distribution facilities. The loan agreements and related tax-exempt bonds mature in the year 2026. The Company's interest rates on the loans are based on the bond interest rates, which are market driven, reset weekly and are similar to other tax-exempt municipal debt issues. The Company's weighted average effective interest rate, including standby letter of credit fees, was 5.2% for both fiscal 2008 and 2007.

In February 2006, the Company issued $165,000,000 of 6.375% convertible senior notes due 2036 (the "Notes") in a private placement, and subsequently registered the Notes with the Securities and Exchange Commission in June 2006. The Notes bear interest at a rate of 6.375% per year until February 15, 2011 and at a rate of 6.125% per year thereafter. Interest is payable semiannually in arrears on February 15 and August 15 of each year, and commenced August 15, 2006. The Notes are convertible into cash and, if applicable, shares of the Company's common stock based on an initial conversion rate, subject to adjustments, of 65.8328 shares per $1,000 principal amount of Notes (which represents an initial conversion price of approximately $15.19 per share representing a 40% conversion premium at issuance). Holders of the Notes may convert their Notes only under the following circumstances: (1) during any fiscal quarter (and only during such fiscal quarter) commencing after May 27, 2006, if the last reported sale price of the Company's common stock is greater than or equal to 130% of the conversion price per share of common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) if the Company has called the Notes for redemption; or (3) upon the occurrence of specified corporate transactions. In general, upon conversion of a Note, a holder will receive cash equal to the lesser of the principal amount of the Note or the conversion value of the Note, plus common stock of the Company for any conversion value in excess of the principal amount. As of March 1, 2008, the maximum number of shares that could be required to be issued to net share settle the conversion of the Notes was 10,862,412 shares. The Company may redeem the Notes at its option on or after February 15, 2011 for cash at 100% of the principal amount. Additionally, the holders of the Notes may require the Company to purchase all or a portion of their Notes under certain circumstances as defined by the agreement, in each case at a repurchase price in cash equal to 100% of the principal amount of the repurchased Notes at February 15, 2011, February 15, 2016, February 15, 2021, February 15, 2026 and February 15, 2031, or if certain fundamental changes occur. The Notes are fully and unconditionally guaranteed, on a joint and several basis, by all of the Company's material domestic consolidated subsidiaries.

In connection with the issuance of the Notes, the Company purchased a call option with respect to its common stock. If the call option, which expires February 15, 2011, is exercised by the Company, it must be net share settled, and, in all cases, the Company would receive shares. This transaction has no effect on the terms of the Notes, but is intended to reduce the potential dilution upon future conversion of the Notes by effectively increasing the initial conversion price to $17.09 per share, representing a 57.5% conversion premium at issuance. The call option is exercisable under the same circumstances, which can trigger conversion under the Notes. The cost of $9,145,000 of the purchased call option is included in shareholders' equity, partially offset by a tax benefit of the call option of $3,396,000.

EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 00-19"), provides guidance for distinguishing between when a financial instrument should be accounted for permanently in equity, temporarily in equity or as an asset or liability. The conversion feature of the Notes and the call option each meet the requirements of EITF 00-19 to be accounted for as equity instruments. Therefore, the conversion feature has not been accounted for as a derivative, which would require a mark-to-market adjustment each period. In the event the debt is exchanged, the transaction will be accounted for with the cash payment of principal reducing the recorded liability and the issuance of common shares recorded in shareholders' equity. In addition, the premium paid for the call option has been recorded as additional paid-in capital in the accompanying consolidated balance sheet and is not accounted for as a derivative. Incremental net shares for the Note conversion feature will be included in the Company's future diluted earnings per share calculations for those periods in which the Company's average common stock price exceeds $15.19 per share.

As a result of the offsetting call and put features of the Notes in five years from issuance, the Company anticipates the entire $165,000,000 in Notes will be repaid or refinanced on February 15, 2011. Therefore, the Notes are included in fiscal 2011 long-term debt maturities in the table below. Long-term debt matures as follows (in thousands):

Fiscal Year	Long-term Debt
2009	—
2010	—
2011	165,000
2012	—
2013	—
Thereafter	19,000
Total long-term debt	$184,000

The Company has a $325,000,000 secured credit facility, which was amended effective May 31, 2007. The facility now matures in May 2012 and is secured by the Company's eligible merchandise inventory, third-party credit card receivables and certain Company-owned real estate. The amendment also revised certain advance rates and other definitions and terms of the facility, including the allowable use of proceeds and permitted distributions. During 2008, the Company had no cash borrowings under this facility. As of March 1, 2008, the Company's borrowing base, as defined by the agreement, was $325,000,000, of which $171,559,000 was available for cash borrowings. The facility bears interest at LIBOR plus 1.0% for cash borrowings. The Company pays a fee of 1.0% for standby letters of credit, 0.5% for trade letters of credit and a commitment fee of 0.25% for any unused amounts. As of March 1, 2008, the Company utilized approximately $120,941,000 in letters of credit against the secured credit facility. Of the outstanding balance, approximately $51,514,000 related to trade letters of credit and bankers acceptances for merchandise purchases, $45,867,000 related to standby letters of credit for the Company's workers' compensation and general liability insurance policies, $19,430,000 related to standby letters of credit related to the Company's industrial revenue bonds, and $4,130,000 related to other miscellaneous standby letters of credit. The Company will not be required to comply with restrictive covenants under the facility unless the availability under such agreement is less than $32,500,000. The Company does not anticipate falling below this minimum availability in the foreseeable future. The Company was in compliance with all required debt covenants at fiscal 2008 year end. This facility may limit certain investments and, in some instances, limit payment of cash dividends and repurchases of the Company's common stock. Under this credit facility, the Company will not be restricted from paying cash dividends unless the availability under the facility is less than 30% of the Company's calculated borrowing base. Since the Company entered an agreement to sell its corporate headquarters subsequent to fiscal 2008 year end, it will exclude this property from secured assets prior to the transaction's closing. The borrowing base could decrease by up to $50,000,000 at that time.

NOTE 8 — CONDENSED FINANCIAL STATEMENTS

The Company's 6.375% convertible senior notes are fully and unconditionally guaranteed, on a joint and several basis, by all of the Company's material domestic consolidated subsidiaries (the "Guarantor Subsidiaries"). The subsidiaries that do not guarantee such notes are comprised of the Company's foreign subsidiaries and certain other insignificant domestic consolidated subsidiaries (the "Non-Guarantor Subsidiaries"). Each of the Guarantor Subsidiaries is wholly owned. The Company registered these Notes with the Securities and Exchange Commission in June 2006; therefore, in lieu of providing separate audited financial statements for the Guarantor Subsidiaries, condensed consolidating financial information is presented below.

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
Year Ended March 1, 2008
(In thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$1,505,011	$38,155	$(31,334)	$1,511,832
Cost of sales (including buying and store occupancy costs)	—	1,068,371	35,466	(31,557)	1,072,280
Selling, general and administrative (including depreciation and amortization)	1,829	525;279	582	—	527,690
Operating income (loss)	(1,829)	(88,639)	2,107	223	(88,138)
Nonoperating (income) expenses	(2,106)	7,999	(614)	—	5,279
Income (loss) from continuing operations before income taxes	277	(96,638)	2,721	223	(93,417)
Provision for income taxes	—	2,380	214	—	2,594
Net income (loss) from continuing operations	277	(99,018)	2,507	223	(96,011)
Net income (loss) from subsidiaries	(96,511)	2,507	—	94,004	—
Net income (loss)	$(96,234)	$ (96,511)	$ 2,507	$ 94,227	$ (96,011)

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
Year Ended March 3, 2007
(In thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$1,615,951	$42,780	$ (35,515)	$1,623,216
Cost of sales (including buying and store occupancy costs)	—	1,145,765	39,114	(35,622)	1,149,257
Selling, general and administrative (including depreciation and amortization)	1,585	697,075	1,529	—	700,189
Operating income (loss)	(1,585)	(226,889)	2,137	107	(226,230)
Nonoperating (income) expenses	(3,660)	6,251	(698)	—	1,893
Income (loss) from continuing operations before income taxes	2,075	(233,140)	2,835	107	(228,123)
Provision (benefit) for income taxes	—	(1,101)	216	—	(885)
Net income (loss) from continuing operations	2,075	(232,039)	2,619	107	(227,238)
Net income (loss) from subsidiaries	(229,827)	2,212	—	227,615	—
Discontinued operations:					
Loss from discontinued operations	—	—	(638)	—	(638)
Benefit for income taxes	—	—	(231)	—	(231)
Net loss from discontinued operations	—	—	(407)	—	(407)
Net income (loss)	$(227,752)	$ (229,827)	$ 2,212	$227,722	$ (227,645)

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
Year Ended February 25, 2006
(In thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$1,770,323	$ 59,734	$(53,356)	$1,776,701
Cost of sales (including buying and store occupancy costs)	—	1,174,228	55,161	(54,378)	1,175,011
Selling, general and administrative (including depreciation and amortization)	1,163	641,833	1,506	—	644,502
Operating income (loss)	(1,163)	(45,738)	3,067	1,022	(42,812)
Nonoperating (income) expenses	711	(2,288)	677	—	(900)
Income (loss) from continuing operations before income taxes	(1,874)	(43,450)	2,390	1,022	(41,912)
Provision (benefit) for income taxes	—	(14,842)	401	—	(14,441)
Net income (loss) from continuing operations	(1,874)	(28,608)	1,989	1,022	(27,471)
Net income (loss) from subsidiaries	(38,952)	(10,344)	—	49,296	—
Discontinued operations:					
Loss from discontinued operations	—	—	(17,583)	—	(17,583)
Benefit for income taxes	—	—	(5,250)	—	(5,250)
Net loss from discontinued operations	—	—	(12,333)	—	(12,333)
Net income (loss)	$(40,826)	$ (38,952)	$(10,344)	$ 50,318	$ (39,804)

CONSOLIDATING CONDENSED BALANCE SHEET
March 1, 2008
(In thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS					
Current assets:					
Cash and cash equivalents	$ 53,030	$ 26,824	$ 13,579	$ —	$ 93,433
Other accounts receivable, net	5	21,607	1,509	—	23,121
Inventories	—	411,709	—	—	411,709
Income tax receivable	—	13,251	381	—	13,632
Office building held for sale	—	80,539	—	—	80,539
Prepaid expenses and other current assets	78	41,367	—	—	41,445
Total current assets	53,113	595,297	15,469	—	663,879
Properties, net	—	111,112	3,840	—	114,952
Investment in subsidiaries	145,555	43,354	—	(188,909)	—
Other noncurrent assets	6,588	36,485	—	—	43,073
	$ 205,256	$786,248	$ 19,309	$(188,909)	$821,904
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 126	$104,900	$ 1,058	$ —	$106,084
Intercompany payable (receivable)	(228,310)	253,339	(25,029)	—	—
Gift cards and other deferred revenue	—	63,101	—	—	63,101
Accrued income taxes payable (receivable)	48	5,065	(113)	—	5,000
Other accrued liabilities	648	101,130	39	—	101,817
Total current liabilities	(227,488)	527,535	(24,045)	—	276,002
Long-term debt	165,000	19,000	—	—	184,000
Other noncurrent liabilities	—	94,158	—	—	94,158
Shareholders' equity	267,744	145,555	43,354	(188,909)	267,744
	$ 205,256	$786,248	$ 19,309	$(188,909)	$821,904

CONSOLIDATING CONDENSED BALANCE SHEET
March 3, 2007
(In thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS					
Current assets:					
Cash and cash equivalents	$ 111,163	$ 43,699	$ 12,316	$ —	$167,178
Other accounts receivable, net	47	20,311	1,079	—	21,437
Inventories	—	360,063	—	—	360,063
Income tax receivable	—	34,708	258	—	34,966
Office building held for sale	—	85,187	—	—	85,187
Prepaid expenses and other current assets	—	50,324	—	—	50,324
Total current assets	111,210	594,292	13,653	—	719,155
Properties, net	—	148,327	6,034	—	154,361
Investment in subsidiaries	248,953	40,629	—	(289,582)	—
Other noncurrent assets	7,650	35,304	—	—	42,954
	$ 367,813	$818,552	$ 19,687	$(289,582)	$916,470
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 45	$ 93,889	$ 1,675	$ —	$ 95,609
Intercompany payable (receivable)	(159,038)	181,316	(22,278)	—	—
Gift cards and other deferred revenue	—	66,130	—	—	66,130
Accrued income taxes payable (receivable)	48	3,610	(353)	—	3,305
Other accrued liabilities	641	118,886	14	—	119,541
Total current liabilities	(158,304)	463,831	(20,942)	—	284,585
Long-term debt	165,000	19,000	—	—	184,000
Other noncurrent liabilities	—	86,768	—	—	86,768
Shareholders' equity	361,117	248,953	40,629	(289,582)	361,117
	$ 367,813	$818,552	$ 19,687	$(289,582)	$916,470

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOW
Year Ended March 1, 2008
(In thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flow from operating activities:					
Net cash provided by (used in) operating activities	$ 7,230	$(94,318)	$ 4,014	$—	$ (83,074)
Cash flow from investing activities:					
Capital expenditures	—	(7,153)	—	—	(7,153)
Proceeds from disposition of properties	—	5,674	—	—	5,674
Proceeds from the sale of restricted investments	—	6,986	—	—	6,986
Purchase of restricted investments	—	(589)	—	—	(589)
Collections of principal on beneficial interest in securitized receivables	—	1,500	—	—	1,500
Net cash provided by investing activities	—	6,418	—	—	6,418
Cash flow from financing activities:					
Proceeds from stock options exercised, stock purchase plan and other, net	3,909	—	—	—	3,909
Debt issuance costs	—	(998)	—	—	(998)
Advances (to) from subsidiaries	(69,272)	72,023	(2,751)	—	—
Net cash provided by (used in) financing activities	(65,363)	71,025	(2,751)	—	2,911
Change in cash and cash equivalents	(58,133)	(16,875)	1,263	—	(73,745)
Cash and cash equivalents at beginning of period	111,163	43,699	12,316	—	167,178
Cash and cash equivalents at end of period	$ 53,030	$ 26,824	$13,579	$—	$ 93,433

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOW
Year Ended March 3, 2007
(In thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries[1]	Eliminations	Total[1]
Cash flow from operating activities:					
Net cash provided by (used in) operating activities	$ 9,354	$(117,163)	$ 2,922	$(18)	$(104,905)
Cash flow from investing activities:					
Capital expenditures	—	(28,600)	—	—	(28,600)
Proceeds from disposition of properties	—	173	—	—	173
Net proceeds from sale of discontinued operations	—	14,998	(3,397)	—	11,601
Net proceeds from sale of Pier 1 National Bank	—	12,962	(2,208)	—	10,754
Proceeds from the sale of restricted investments	—	25,707	—	—	25,707
Purchase of restricted investments	—	(9,712)	—	—	(9,712)
Collections of principal on beneficial interest in securitized receivables	—	21,907	—	—	21,907
Net cash provided by (used in) investing activities	—	37,435	(5,605)	—	31,830
Cash flow from financing activities:					
Cash dividends	(17,398)	(18)	—	18	(17,398)
Proceeds from stock options exercised, stock purchase plan and other, net	4,618	101	—	—	4,719
Notes payable borrowings	—	69,000	—	—	69,000
Repayments of notes payable	—	(69,000)	—	—	(69,000)
Debt issuance costs	—	(283)	—	—	(283)
Advances (to) from subsidiaries	(16,190)	22,858	(6,668)	—	—
Net cash provided by (used in) financing activities	(28,970)	22,658	(6,668)	18	(12,962)
Change in cash and cash equivalents	(19,616)	(57,070)	(9,351)	—	(86,037)
Cash and cash equivalents at beginning of period	130,779	100,769	21,667	—	253,215
Cash and cash equivalents at end of period	$111,163	$ 43,699	$12,316	$ —	$ 167,178

(1) Includes cash at discontinued operation at the beginning of period of $7,100 and $0 at end of period.

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOW

Year Ended February 25, 2006
(In thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries[1]	Eliminations	Total[1]
Cash flow from operating activities:					
Net cash provided by (used in) operating activities	$ 3,029	$ (60,152)	$ 16,443	$(23,617)	$ (64,297)
Cash flow from investing activities:					
Capital expenditures	—	(46,229)	(4,750)	—	(50,979)
Proceeds from disposition of properties	—	1,401	—	—	1,401
Proceeds from the sale of restricted investments	—	3,226	—	—	3,226
Purchase of restricted investments	—	(3,500)	—	—	(3,500)
Collections of principal on beneficial interest in securitized receivables	—	60,240	—	—	60,240
Investment in subsidiaries	—	(9,889)	—	9,889	—
Net cash provided by (used in) investing activities	—	5,249	(4,750)	9,889	10,388
Cash flow from financing activities:					
Cash dividends	(34,667)	(50)	(23,567)	23,617	(34,667)
Purchases of treasury stock	(4,047)	—	—	—	(4,047)
Proceeds from stock options exercised, stock purchase plan and other, net	7,641	—	—	—	7,641
Issuance of long-term debt	165,000	—	—	—	165,000
Notes payable borrowings	—	86,500	—	—	86,500
Repayments of notes payable	—	(86,500)	—	—	(86,500)
Debt issuance costs	(5,369)	(1,370)	—	—	(6,739)
Purchase of call option	(9,145)	—	—	—	(9,145)
Contributions from parent	—	—	9,889	(9,889)	—
Advances from (to) subsidiaries	7,855	(450)	(7,405)	—	—
Net cash provided by (used in) financing activities	127,268	(1,870)	(21,083)	13,728	118,043
Change in cash and cash equivalents	130,297	(56,773)	(9,390)	—	64,134
Cash and cash equivalents at beginning of period	482	157,542	31,057	—	189,081
Cash and cash equivalents at end of period	$130,779	$100,769	$ 21,667	$ —	$253,215

(1) Includes cash at discontinued operation of $3,359 at beginning of period and $7,100 at end of period.

NOTE 9 — EMPLOYEE BENEFIT PLANS

The Company offers a qualified, defined contribution employee retirement plan to all its full- and part-time personnel who are at least 18 years old and have been employed for a minimum of six months. Employees contributing 1% to 5% of their compensation receive a matching Company contribution of up to 3%. Company contributions to the plan were $2,305,000, $2,645,000 and $2,815,000 in fiscal 2008, 2007 and 2006, respectively.

In addition, the Company offers non-qualified retirement savings plans for the purpose of providing deferred compensation for certain employees whose benefits under the qualified plan may be limited under Section 401(k) of the Internal Revenue Code. The Company's expense for these non-qualified plans was $831,000, $1,628,000 and $1,594,000 for fiscal 2008, 2007 and 2006, respectively. The Company has trusts established for the purpose of setting aside funds to be used to settle certain obligations of these non-qualified retirement savings plans and contributed $475,000 and used $613,000 to satisfy a portion of retirement obligations during fiscal 2008. As of March 1, 2008 and March 3, 2007, the trusts' assets consisted of interest bearing investments of $1,460,000 and $1,507,000 and life insurance policies with cash surrender values of $7,187,000 and $6,906,000 and death benefits of $17,100,000 and $17,093,000, respectively. The trust assets are restricted and may only be used to satisfy obligations to plan participants. The Company owns and is the beneficiary of a number of insurance policies on the lives of current and former key executives that are unrestricted as to use. At the discretion of the Board of Directors such policies could be contributed to these trusts or to the trusts established for the purpose of setting aside funds to be used to satisfy obligations arising from supplemental retirement plans described below. The cash surrender value of these unrestricted policies was $13,817,000 at March 1, 2008, and the death benefit was $21,081,000. These cash surrender values are carried in the Company's consolidated financial statements in other noncurrent assets.

The Company maintains supplemental retirement plans (the "Plans") for certain of its executive officers. The Plans provide that upon death, disability, reaching retirement age and certain termination events, a participant will receive benefits based on highest compensation, years of service and years of plan participation. The Company recorded expenses related to the Plans of $3,511,000, $15,112,000 and $8,934,000 in fiscal 2008, 2007 and 2006, respectively.

The Plans are not funded and thus have no plan assets. However, a trust has been established for the purpose of setting aside funds to be used to settle the defined benefit plan obligations upon retirement or death of certain participants. The trust assets are consolidated in the Company's financial statements and consist of interest bearing investments in the amounts of $16,000 included in other noncurrent assets at March 1, 2008, and $6,123,000 included in other current assets at March 3, 2007, and earned average rates of return of 4.1%, 5.0% and 3.4% in fiscal 2008, 2007 and 2006, respectively. These investments are restricted and may only be used to satisfy retirement obligations to certain participants. The Company has accounted for these restricted investments as available-for-sale securities. Cash contributions of $23,000 and $8,212,000 were made to the trust in fiscal 2008 and 2007, respectively. Any future contributions will be made at the discretion of the Board of Directors. Restricted investments from the trust were sold to fund retirement benefits of $6,986,000 and $25,707,000 in fiscal 2008 and 2007, respectively. Funds from the trust will be used to fund or partially fund benefit payments through fiscal year 2018 that are expected to total approximately $16,150,000. Of this amount, the Company expects to pay $326,000 during fiscal 2009, $330,000 during fiscal 2010, $909,000 during fiscal 2011, $670,000 during fiscal 2012, $3,358,000 during fiscal 2013 and $10,557,000 during fiscal years 2014 through 2018.

Measurement of obligations for the Plans is calculated as of each fiscal year end. The following provides a reconciliation of benefit obligations and funded status of the Plans as of March 1, 2008 and March 3, 2007 (in thousands):

	2008	2007
Change in projected benefit obligation:		
Projected benefit obligation, beginning of year	$ 16,460	$ 38,936
Service cost	498	2,405
Interest cost	764	1,931
Actuarial loss (gain)(1)	5,238	(1,317)
Benefits paid (including settlements)	(6,351)	(25,495)
Projected benefit obligation, end of year	$ 16,609	$ 16,460
Reconciliation of funded status:		
Projected benefit obligation	$ 16,609	$ 16,460
Plan assets	—	—
Funded status	$(16,609)	$(16,460)
Accumulated benefit obligation	$(16,609)	$(16,122)
Amounts recognized in the balance sheets:		
Current liability	$ (326)	$ (6,285)
Noncurrent liability	(16,282)	(10,175)
Accumulated other comprehensive loss, pre-tax	6,311	3,323
Net amount recognized	$(10,297)	$(13,137)
Cumulative other comprehensive loss, net of taxes of $3,291	$ 3,020	$ 32
Weighted average assumptions used to determine:		
Benefit obligation, end of year:		
Discount rate	5.00%	5.50%
Lump-sum conversion discount rate	2.75%	2.75%
Rate of compensation increase(2)	0.00%	5.00%
Net periodic benefit cost for years ended:		
Discount rate	5.50%	5.00%
Lump-sum conversion discount rate	2.75%	2.75%
Rate of compensation increase(2)	0.00%	5.00%

(1) Actuarial loss for fiscal 2008 includes the impact from the addition of the Company's President and Chief Executive Officer to the Plan during the year. Pursuant to his employment agreement, he was entitled to participate in the Plan with the same level of benefit as his accrued benefit at his former employer.

(2) The rate of compensation increase shown above reflects no increase anticipated for fiscal 2009. An increase of 5.00% was assumed for fiscal years 2010 and thereafter.

Net periodic benefit cost included the following actuarially determined components during fiscal 2008, 2007 and 2006 (in thousands):

	2008	2007	2006
Service cost	$ 498	$ 2,405	$2,043
Interest cost	764	1,931	1,590
Amortization of unrecognized prior service cost	361	804	830
Amortization of net actuarial loss	125	3,203	3,463
Settlement charges	1,399	5,257	1,008
Curtailment charge	364	1,512	—
Net periodic benefit cost	$3,511	$15,112	$8,934

As of March 1, 2008 and March 3, 2007, accumulated other comprehensive loss included amounts that had not been recognized as components of net periodic benefit cost related to prior service cost of $4,317,000 and $2,030,000, and net actuarial loss of $1,993,000 and $1,293,000, respectively. The estimated prior service cost and net actuarial loss that will be amortized from accumulated other comprehensive loss into net periodic cost in fiscal 2009 are $551,000 and $209,000, respectively.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "Employers Accounting for Defined Benefit Pension and Other Postretirement Pension Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize the funded status of postretirement benefit plans as an asset or liability in the financial statements. The Company adopted the funded status recognition portion of SFAS 158 as of March 3, 2007, and recorded an additional liability with an offset to other comprehensive income of $1,631,000. In addition, SFAS 158 requires an employer to measure its postretirement benefit plan assets and benefit obligations as of the date of the employer's fiscal year end. This portion of the statement is effective for the Company for fiscal 2009 and is not expected to have a material impact on the Company's consolidated financial statements.

NOTE 10 — MATTERS CONCERNING SHAREHOLDERS' EQUITY

On March 23, 2006, the Board of Directors approved the adoption of the Pier 1 Imports, Inc. 2006 Stock Incentive Plan (the "2006 Plan"). The 2006 Plan was approved by the shareholders on June 22, 2006. The aggregate number of shares available for issuance under the 2006 Plan included a new authorization of 1,500,000 shares, plus shares that remained available for grant under the Pier 1 Imports, Inc. 1999 Stock Plan (the "1999 Stock Plan") and the Pier 1 Imports, Inc. Management Restricted Stock Plan (not to exceed 560,794 shares), increased by the number of shares (not to exceed 11,186,150 shares) subject to outstanding awards on March 23, 2006, under these prior plans that cease to be subject to such awards. As of March 1, 2008, there was a total of 1,382,124 shares available for grant under the 2006 Plan. Subsequent to year end, the Company's Board of Directors approved a grant under the 2006 Plan, which resulted in awards of stock options and restricted stock totaling 986,700 shares.

Stock option grants — On January 27, 2007, the Board of Directors approved an employment agreement for the Company's new President and Chief Executive Officer (the "CEO"). The employment agreement set forth that on February 19, 2007, the CEO would be granted two options to purchase an aggregate of 3,000,000 shares of the Company's common stock. The exercise price per share would be the fair market value of the Company's common stock on the following day, which was $6.69. The options were granted as an employment inducement award, and not under any stock option or other equity incentive plan adopted by the Company. The first option for 1,000,000 shares vested on February 19, 2008. If the CEO fails to be employed between February 19, 2008 and February 28, 2009 due to certain reasons, he forfeits 50% of the grant. The second option for 2,000,000 shares will vest up to 1,000,000 shares based on the Company's performance as measured by earnings before income taxes, depreciation and amortization as defined in the agreement ("EBITDA") for the Company's 2009 fiscal year, and will vest up to an additional 1,000,000 shares based on the Company's performance as measured by EBITDA for the Company's 2010 fiscal year. Subject to the terms of the employment agreement, the CEO must be employed at the end of each fiscal year for the respective options to vest. All options have a term of ten years from the date of grant. In accordance with SFAS 123R, a grant date had not been established for the CEO's second option during fiscal 2008 because the EBITDA targets had not yet been defined. The Company will expense 1,000,000 shares of the second option during fiscal 2009 since the EBITDA targets were set in March 2008. The remaining 1,000,000 shares of the second grant do not have a SFAS 123R grant date and will be expensed in fiscal 2010 when the EBITDA targets are set.

During fiscal 2008, the Board of Directors approved stock option grants under the 2006 Plan of 724,000 shares. As of March 1, 2008 and March 3, 2007, outstanding options covering 802,625 and 390,000 shares were exercisable under the 2006 Plan, respectively. Options were granted at exercise prices equal to the fair market value of the Company's common stock at the date of grant. Employee options issued under the 2006 Plan vest over a period of four years and have a term of ten years from the grant date. The employee options are fully vested upon death, disability or retirement of the employee. The 2006 Plan's administrative committee also has the discretion to take certain actions with respect to stock options, like accelerating the vesting, upon certain corporate changes (as defined in the 2006 Plan). Non-employee director options are fully vested on the date of grant, and are exercisable for a period of ten years.

The 1999 Stock Plan provided for the granting of options to directors and employees with an exercise price not less than the fair market value of the common stock on the date of the grant. The 1999 Stock Plan provided that a maximum of 14,500,000 shares of common stock could be issued under the 1999 Stock Plan, of which not more than 250,000 shares could be issued under the Director Deferred Stock Program. The options issued to employees vest equally over a period of four years, while non-employee directors' options were fully vested at the date of issuance. Both options have a term of ten years from the grant date. The employee options are fully vested upon death, disability, or retirement of an employee, or under certain conditions, such as a change in control of the Company, unless the Board of Directors determines otherwise prior to a change of control event. As of March 1, 2008, there were no shares available for grant under the 1999 Stock Plan. All future stock option grants will be made from shares available under the 2006 Plan. Additionally, outstanding options covering 8,465,775 and 9,147,650 shares were exercisable under the 1999 Stock Plan at fiscal years ending 2008 and 2007, respectively.

Under the 1989 Employee Stock Option Plan, options vest over a period of four to five years and all have a term of ten years from the grant date. As of March 1, 2008 and March 3, 2007, outstanding options covering 714,825 and 1,246,475 shares were exercisable, respectively. As a result of the expiration of the plan during fiscal 2005, no shares are available for future grant. The 1989 Non-Employee Director Stock Option Plan (the "Director Plan") expired in fiscal 2000. As of March 1, 2008 and March 3, 2007, zero and 13,500 outstanding options, respectively, were exercisable under the Director Plan. As a result of the expiration of the Director Plan during fiscal 2000, no shares are available for future grants. Both plans were subject to adjustments for stock dividends and certain other changes to the Company's capitalization.

During fiscal 2006, the Company's Board of Directors approved the accelerated vesting of approximately 3,806,375 unvested stock options awarded to employees under the Company's then existing stock option plans that had exercise prices exceeding the closing market price of $11.20 at September 27, 2005, by more than 50% and were granted more than one year earlier. These options were granted between September 26, 2002, and June 28, 2004, and had exercise prices ranging from $17.25 to $20.38 per share. Of the 3,806,375 options that became exercisable immediately as a result of the vesting acceleration, 1,859,000 were scheduled to vest over the next 12 months. Because these stock options had exercise prices significantly in excess of the Company's current stock price, the Company believed that the future charge to earnings that would be required under SFAS 123R for the remaining original fair value of the stock options was not an accurate reflection of the economic value to the employees holding the options and that the options were not fully achieving their original objectives of employee retention and satisfaction. The Company also believed that the reduction in the Company's stock option compensation expense for fiscal years 2007 and 2008 would enhance comparability of the Company's financial statements with those of prior and subsequent years. SFAS 123R was effective for the Company at the beginning of fiscal 2007.

A summary of stock option transactions related to the stock option plans during the three fiscal years ended March 1, 2008 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value at Date of Grant	Exercisable Shares: Number of Shares	Exercisable Shares: Weighted Average Exercise Price
Outstanding at February 26, 2005	12,273,325	$15.40		5,746,450	$12.76
Options granted	1,477,000	14.26	$4.75		
Options exercised	(397,100)	7.92			
Options cancelled or expired	(615,200)	17.36			
Outstanding at February 25, 2006	12,738,025	15.41		11,438,025	15.54
Options granted	2,745,500	7.24	3.33		
Options exercised	(98,950)	7.77			
Options cancelled or expired	(1,716,450)	14.42			
Outstanding at March 3, 2007	13,668,125	13.95		10,797,625	15.31
Options granted	724,000	7.71	3.31		
Options exercised	(50,775)	7.43			
Options cancelled or expired	(1,763,875)	14.54			
Outstanding at March 1, 2008	12,577,475	13.53		10,983,225	14.18

For shares outstanding at March 1, 2008

Ranges of Exercise Prices	Total Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Shares Currently Exercisable	Weighted Average Exercise Price-Exercisable Shares
$5.81 - $8.50	4,959,450	$ 7.44	6.40	3,710,700	$ 7.38
$9.31 - $17.25	3,787,000	15.12	5.88	3,444,000	15.20
$18.49 - $21.00	3,831,025	19.84	4.98	3,828,525	19.85

As of March 1, 2008, the weighted average remaining contractual term for outstanding and exercisable options was 5.81 years and 5.43 years, respectively. The aggregate intrinsic value for outstanding and exercisable options was zero at fiscal 2008 year end. The total intrinsic value of options exercised for the fiscal years ended 2008, 2007 and 2006 was approximately $58,000, $372,000, and $2,303,000, respectively. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

On February 26, 2006, the Company adopted the provisions of SFAS 123R. SFAS 123R requires all companies to measure and recognize compensation expense at an amount equal to the fair value of share-based payments granted under compensation arrangements. Prior to February 26, 2006, the Company accounted for stock option grants using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and recognized no compensation expense for stock option grants since all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. The fair value of the stock options is amortized on a straight-line basis as compensation expense over the vesting periods of the options. The fair values for options granted during the respective period were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2008	2007	2006
Weighted average fair value of options granted	$ 3.31	$ 3.33	$ 4.75
Risk-free interest rates	4.68%	4.95%	3.84%
Expected stock price volatility	42.43%	47.15%	40.00%
Expected dividend yields	0.25%	0.40%	2.20%
Weighted average expected lives	5 years	5 years	5 years

Option valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. The Company uses expected volatilities and risk-free interest rates that correlate with the expected term of the option when estimating an option's fair value. To determine the expected term of the option, the Company bases its estimates on historical exercise activity of grants with similar vesting periods. Expected volatility is based on the historical volatility of the common stock of the Company for a period approximating the expected life. The risk free interest rate utilized is the United States Treasury rate that most closely matches the weighted average expected life at the time of the grant. The expected dividend yield is based on the annual dividend rate at the time of grant or estimates of future anticipated dividend rates.

At March 1, 2008, there was approximately $4,636,000 of total unrecognized compensation expense related to unvested stock option awards. This expense is expected to be recognized over a weighted average period of 2.27 years. The Company recorded stock-based compensation expense related to stock options of approximately $4,278,000, or $0.05 per share, in fiscal 2008 and $4,494,000, or $0.05 per share, in fiscal 2007. The Company recognized no net tax benefit related to stock based compensation during fiscal 2008 or fiscal 2007 as a result of the Company's valuation allowance on all deferred tax assets. *See Note 12 of the Notes to Consolidated Financial Statements for additional discussion of income taxes.*

A summary of the Company's nonvested options as of March 1, 2008 is as follows:

	Options	Weighted Average Grant Date Fair Value
Nonvested at beginning of period	2,870,500	$3.61
Granted	724,000	3.31
Vested	(1,652,250)	3.46
Cancelled	(348,000)	3.40
Nonvested at end of period	1,594,250	$3.68

Restricted stock grants — As of March 1, 2008 and March 3, 2007, the Company had 524,885 and 323,070 unvested shares of restricted stock awards outstanding, respectively. During fiscal 2008, 435,100 shares of restricted stock were granted, 78,870 shares of restricted stock vested, and 154,415 shares of restricted stock were cancelled. During fiscal 2007, 260,100 shares of restricted stock were granted, 65,340 shares of restricted stock vested, and 74,690 shares of restricted stock were cancelled. The weighted average fair market value at the date of grant of the restricted stock shares granted during fiscal 2008 pursuant to the 2006 Plan was $7.75 and is being expensed over the requisite vesting period of three years. As of fiscal 2008 year end, no shares were available for future grant under the Management Restricted Stock Plan since all future grants, if any, will be made from shares available under the 2006 Plan.

Compensation expense for restricted stock was $1,559,000, or $0.02 per share, and $970,000, or $0.01 per share, in fiscal 2008 and 2007, respectively. As of March 1, 2008, there was $2,970,000 of total unrecognized compensation expense related to restricted stock that may be recognized over a weighted average period of 1.01 years if all performance targets are met.

Director deferred stock units — The 2006 Plan and the 1999 Stock Plan also authorize director deferred stock unit awards to be granted to non-employee directors. During a portion of fiscal 2008 and all of fiscal 2007, each director was required to defer a minimum of 50% and could elect to defer up to 100% of their director's cash fees into a deferred stock unit account. For the remainder of fiscal 2008, each director could elect to defer up to 100% of their director's cash fees into a deferred stock unit account. The annual retainer fees deferred (other than committee chairman and chairman annual retainers) received a 25% matching contribution from the Company in the form of director deferred stock units. As of March 1, 2008 and March 3, 2007, there were 360,939 shares and 246,208 shares deferred, but not delivered, under the 2006 Plan and the 1999 Stock Plan. All future grants will be awarded from shares available for grant under the 2006 Plan. During fiscal 2008, approximately 186,555 director deferred stock units were granted, 71,823 were delivered, and no shares were cancelled. Compensation expense for the director deferred stock awards was $1,084,000, $557,000 and $465,000 in fiscal 2008, 2007 and 2006, respectively.

Stock purchase plan — Substantially all Company employees are eligible to participate in the Pier 1 Imports, Inc. Stock Purchase Plan under which the Company's common stock is purchased on behalf of employees at market prices through regular payroll deductions. Each participant may contribute up to 10% of the eligible portions of compensation. The Company contributes from 10% to 100% of the participants' contributions, depending upon length of participation and date of entry into the plan. Company contributions to the plan were $786,000, $1,143,000 and $1,267,000 in fiscal years 2008, 2007 and 2006, respectively.

Shares reserved for future issuances — As of March 1, 2008, the Company had approximately 16,321,000 shares reserved for future issuances under the stock plans. This amount includes stock options outstanding, director deferred units and shares available for future grant.

NOTE 11 — PROPRIETARY CREDIT CARD INFORMATION

On September 6, 2006, the Company allowed its agreement to securitize its proprietary credit card receivables to expire. At the time of expiration, the Company purchased $144,007,000 of proprietary credit card receivables, previously held by the Master Trust, an unconsolidated subsidiary, for $100,000,000 in cash and in exchange for $44,007,000 of beneficial interest. The Master Trust, upon approval from the Class A Certificate holders, paid $100,000,000 to redeem the Class A Certificates that were outstanding.

On November 21, 2006, the Company completed the sale of its proprietary credit card operations to Chase. The sale was comprised of the Company's proprietary credit card receivables, certain charged-off accounts, and the common stock of Pier 1 National Bank. The Company received cash proceeds of $157,583,000 and was entitled to receive additional proceeds of $10,750,000, plus any accrued interest, over the life of the long-term program agreement, $1,500,000 of which was received in fiscal 2008. The net deferred gain associated with this sale will be recognized in nonoperating income over the ten-year life of the agreement described below. The Company recognized $1,551,000 and $0 deferred gain related to this agreement in fiscal 2008 and 2007, respectively.

In addition, the Company and Chase entered into a long-term program agreement. Under this agreement, the Company continues to support the card through marketing programs and receive additional payments over the life of the agreement for transaction level incentives, marketing support and other program terms. The Company received total payments of $8,742,000 and $2,346,000 related to this agreement during fiscal 2008 and 2007, respectively.

Prior to the sale of its proprietary credit card operations in November 2006, the Company's proprietary credit card receivables were generated under open-ended revolving credit accounts issued by its subsidiary, Pier 1 National Bank, to finance purchases of merchandise and services offered by the Company. These accounts had various billing and payment structures, including varying minimum payment levels. The Company had an agreement with a third party to provide certain credit card processing and related credit services, while the Company maintained control over credit policy decisions and customer service standards.

Net proprietary credit card income was included in selling, general and administrative expenses on the Company's statements of operations. The following information presents a summary of the Company's proprietary credit card results, prior to the sale of Pier 1 National Bank, for fiscal 2007 and 2006 on a managed basis (in thousands):

	2007[1]	2006
Income:		
Finance charge income, net of debt service costs	$20,127	$27,351
Other income	118	189
	20,245	27,540
Costs:		
Processing fees	11,565	13,907
Bad debts	3,449	6,457
	15,014	20,364
Net proprietary credit card income	$ 5,231	$ 7,176

(1) Fiscal 2007 income and costs include activity through November 21, 2006, when the Company completed the sale of its proprietary credit card operations.

The Company began securitizing its entire portfolio of proprietary credit card receivables (the "Receivables") in fiscal 1997. On a daily basis during all periods presented above, except the period from September 6, 2006 through March 3, 2007, the Company sold all of its proprietary credit card receivables, except an immaterial amount of those that failed certain eligibility criteria, to a special-purpose wholly owned subsidiary, Funding. The Receivables were then transferred from Funding to the Master Trust. In exchange for the Receivables, the Company received cash and retained a residual interest in the Master Trust. These cash payments were funded from undistributed principal collections on the Receivables that were previously sold to the Master Trust.

Funding was capitalized by the Company as a special-purpose wholly owned subsidiary and was subject to certain covenants and restrictions, including a restriction from engaging in any business or activity unrelated to acquiring and selling interests in receivables. The Master Trust issued beneficial interests that represented undivided interests in the assets of the Master Trust. Neither Funding nor the Master Trust was consolidated in the Company's financial statements. Under U.S. generally accepted accounting principles, if the structure of a securitization meets certain requirements, such transactions are accounted for as sales of receivables. As the Company's securitizations met such requirements, they were accounted for as sales. Gains or losses resulting from the daily sales of Receivables to Funding were not material during fiscal 2007 or 2006. The Company's exposure to deterioration in the performance of the Receivables was limited to its retained beneficial interest in the Master Trust. As such, the Company had no corporate obligation to reimburse Funding, the Master Trust or purchasers of any certificates issued by the Master Trust for credit losses from the Receivables.

As a result of the securitization, the Master Trust had $100,000,000 of outstanding 2001-1 Class A Certificates issued to a third party through September 6, 2006. The 2001-1 Class A Certificates bore interest at a floating rate equal to the rate on commercial paper issued by the third party plus a credit spread. Since the securitization agreement expired in September 2006, there were no outstanding 2001-1 Class A Certificates or 2001-1 Class B Certificates at the end of fiscal 2008 or 2007, as all amounts were settled.

Cash flows received by the Company from the Master Trust during fiscal years 2007 and 2006 were as follows (in thousands):

	2007	2006
Proceeds from collections reinvested in revolving securitizations	$212,653	$436,034
Servicing fees received	$ 1,190	$ 2,189
Cash flows received on retained interests	$ 32,592	$ 95,444

NOTE 12 — INCOME TAXES

The provision (benefit) for income taxes for each of the last three fiscal years consists of (in thousands):

	2008	2007	2006
Federal:			
Current	$ 521	$(25,442)	$ (2,402)
Deferred	—	22,980	(13,972)
State:			
Current	1,623	(365)	1,880
Deferred	—	1,596	(510)
Foreign:			
Current	450	346	577
Deferred	—	—	(14)
Provision (benefit) for income taxes from continuing operations	2,594	(885)	(14,441)
Provision (benefit) for income taxes from discontinued operations	—	(231)	(5,250)
Total provision (benefit) for income taxes	$2,594	$ (1,116)	$(19,691)

The Company files a federal income tax return and income tax returns in various states and foreign jurisdictions. The Company has settled and closed all Internal Revenue Service ("IRS") examinations of the Company's tax returns for all years through fiscal 2002. Certain refund claims have been through appeals and subsequent to year end the Company received a refund of $12,429,000, including interest. With only a few exceptions, and other than changes to state taxable income required by the IRS adjustments from the fiscal years 2000 through 2002 audit, the Company is no longer subject to state, local and non-U.S. income tax examinations by tax authorities for years before fiscal 2003. The IRS began an examination of fiscal years 2003 through 2006 during fiscal 2008 and is expected to be completed during fiscal 2009.

The Company has net operating loss carryforwards of approximately $203,000,000. These loss carryforwards can be utilized to offset future income but will begin to expire in fiscal year 2027 if not utilized before then.

Deferred tax assets and liabilities from continuing operations at March 1, 2008 and March 3, 2007 were comprised of the following (in thousands):

	2008	2007
Deferred tax assets:		
Deferred compensation	$ 16,933	$ 29,836
Net operating loss	75,924	13,835
Accrued average rent	13,912	15,280
Fixed assets, net	17,584	11,236
Self insurance reserves	9,658	8,665
Deferred gain on sale of credit card operations	7,373	8,212
Cumulative foreign currency translation	1,949	854
Deferred revenue and revenue reserves	5,111	3,455
Purchased call option	2,159	2,785
Other	6,630	5,831
Total deferred tax assets	157,233	99,989
Deferred tax liabilities:		
Inventory	(29,898)	(12,165)
Other	(1,630)	(1,553)
Total deferred tax liabilities	(31,528)	(13,718)
Valuation allowance	(125,705)	(86,271)
Net deferred tax assets	$ —	$ —

During fiscal 2007, the Company recorded a valuation allowance against all deferred tax assets. In addition, net deferred tax assets arising from current year losses during fiscal 2008 and 2007 in excess of the amount expected to be carried back to offset taxable income in a prior year were fully reserved through a valuation allowance during the respective years. As these deferred tax assets were established and fully reserved during fiscal 2008 and 2007, there was no net impact to the provision of income taxes.

The difference between income taxes at the statutory federal income tax rate of 35% in fiscal 2008, 2007 and, 2006, and income tax reported in continuing operations in the consolidated statements of operations is as follows (in thousands):

	2008	2007	2006
Tax (benefit) expense at statutory federal income tax rate	$(32,696)	$(79,843)	$(14,669)
State income taxes, net of federal benefit	(1,240)	(4,091)	880
Increase in valuation allowance	36,498	83,047	—
Net foreign income taxed at lower rates, net of foreign tax credits	(209)	718	(687)
Other, net	241	(716)	35
Provision (benefit) for income taxes from continuing operations	$ 2,594	$ (885)	$(14,441)

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. FIN 48 prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48 effective as of the beginning of fiscal 2008. As a result of the cumulative effect of the adoption, the Company recorded a $5,073,000 decrease in retained earnings. Upon adoption on March 4, 2007, total reserves for uncertain tax positions were $13,908,000.

On a quarterly and annual basis, the Company accrues for the effects of open uncertain tax positions. A summary of amounts recorded for unrecognized tax benefits at the beginning and end of fiscal 2008 is presented below, in thousands:

Unrecognized Tax Benefits — March 4, 2007	$13,908
Gross increases — tax positions in prior period	1,880
Gross decreases — tax positions in prior period	(1,400)
Settlements	(449)
Unrecognized Tax Benefits — March 1, 2008	$13,939

If the Company were to prevail on all unrecognized tax benefits recorded, this entire reserve for uncertain tax positions would have a favorable impact on the effective tax rate. It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain of the Company's unrecognized tax positions will increase or decrease during the next 12 months as a result of audit settlements. Accordingly, the Company has classified $5,258,000 of the reserve for uncertain tax positions and the related accrued interest as a current liability in the accompanying consolidated balance sheet. The Company does not expect the resolution of these issues to have a significant effect on the Company's results of operations or financial position.

Interest and penalties associated with unrecognized tax benefits are recorded in nonoperating (income) and expenses and selling, general and administrative expenses, respectively. The Company recorded expenses of $2,312,000 related to penalties and interest in fiscal 2008. The Company had accrued penalties and interest of $6,786,000 and $4,730,000 at March 1, 2008 and March 4, 2007, respectively.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Leases — At March 1, 2008, the Company had the following minimum lease commitments and future subtenant receipts from continuing operations in the years indicated (in thousands):

Fiscal Year	Operating Leases	Subtenant Income
2009	$ 227,571	$ 640
2010	206,824	539
2011	182,433	494
2012	157,862	493
2013	120,836	356
Thereafter	171,067	281
Total lease commitments	$1,066,593	$2,803

Rental expense incurred was $253,962,000, $257,255,000 and $249,294,000, including contingent rentals of $46,000, $93,000 and $260,000, based upon a percentage of sales, and net of sublease incomes totaling $332,000, $304,000 and $311,000 in fiscal 2008, 2007 and 2006, respectively.

Subsequent to fiscal 2008 year end, the Company entered into an agreement to sell its corporate headquarters building and accompanying land. As part of the transaction, the Company will enter into an agreement to rent office space in the building. *See Note 3 of the Notes to Consolidated Financial Statements for further discussion.*

Legal matters — During fiscal 2008, the Company paid $4,376,000, for the settlement of a class action lawsuit regarding compensation matters, which was included in selling, general and administrative expenses in fiscal 2007.

There are various claims, lawsuits, investigations and pending actions against the Company and its subsidiaries incident to the operations of its business. The Company considers them to be ordinary and routine in nature. The Company maintains liability insurance against most of these claims. It is the opinion of management, after consultation with counsel, that the ultimate resolution of such litigation will not have a material adverse effect, either individually or in aggregate, on the Company's financial position, results of operations or liquidity.

NOTE 14 — DISCONTINUED OPERATIONS

During the fourth quarter of fiscal 2006, the Company's Board of Directors authorized management to sell its operations of The Pier with stores located in the United Kingdom and Ireland. The Company met the criteria of SFAS 144 that allowed it to classify The Pier as held for sale and present its results of operations as discontinued for all years presented. In the fourth quarter of fiscal 2006, the Company recorded an impairment charge of $7,441,000 to write down $918,000 of goodwill and $6,523,000 related to properties to their fair values less costs to sell. On March 20, 2006, the Company sold The Pier to Palli Limited for approximately $15,000,000. Palli Limited is a wholly owned subsidiary of Lagerinn ehf ("Lagerinn"), an Iceland corporation owned by Jakup a Dul Jacobsen. Collectively Lagerinn and Mr. Jacobsen beneficially owned approximately 9.9% of the Company's common stock as of the date of the sale. Expenses incurred by the Company in March 2006 related to The Pier were $407,000, net of taxes, which included an insignificant gain on the sale. The Company recorded net sales from these discontinued operations of $3,323,000 and $74,196,000, for fiscal 2007 and 2006, respectively.

NOTE 15 — SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended March 1, 2008 and March 3, 2007 are set forth below (in thousands except per share amounts):

	Three Months Ended			
Fiscal 2008[1]	6/2/2007	9/1/2007	12/1/2007	3/1/2008
Net sales	$356,375	$344,566	$374,181	$436,710
Gross profit	87,178	87,524	125,895	138,955
Net income (loss)	(56,378)	(43,409)	(9,962)	13,738
Basic and diluted income (loss) per share	(.64)	(.49)	(.11)	.16

Fiscal 2007[1]	Three Months Ended 5/27/2006	8/26/2006	11/25/2006	3/3/2007
Net sales	$376,092	$370,698	$402,714	$473,712
Gross profit[2]	127,252	105,497	124,583	116,627
Net loss from continuing operations[3]	(22,765)	(73,059)	(72,718)	(58,696)
Net loss from discontinued operations	(407)	—	—	—
Net loss	(23,172)	(73,059)	(72,718)	(58,696)
Basic and diluted loss per share from continuing operations	(.26)	(.84)	(.83)	(.67)
Basic and diluted loss per share from discontinued operations	(.01)	—	—	—
Basic and diluted loss per share	(.27)	(.84)	(.83)	(.67)

(1) Fiscal 2008 consisted of 52 weeks, while fiscal 2007 consisted of 53 weeks.

(2) Gross profit for the fourth quarter ended March 3, 2007, included the pre-tax effect of a $32.5 million inventory write-down related to a strategic decision made in the fourth quarter to liquidate certain inventory by the end of the first quarter of fiscal 2008. *See Note 1 of the Notes to Consolidated Financial Statements for further discussion of this charge.*

(3) Net loss for the fourth quarter ended March 3, 2007, included the pre-tax effects of a $6.8 million settlement and curtailment charge related to retirement plans and a $6.5 million impairment charge on long-lived assets. *See Note 1 and Note 9 of the Notes to Consolidated Financial Statements for further discussion of these charges.*

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As required by Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), an evaluation was conducted under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of March 1, 2008, and based on this evaluation the Chief Executive Officer and Chief Financial Officer have concluded, with reasonable assurance, that the Company's disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed by the Company in its reports filed or furnished under the Exchange Act is (a) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, and (b) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining a system of internal control over financial reporting designed to provide reasonable assurance that transactions are executed in accordance with management authorization and that such transactions are properly recorded and reported in the financial statements, and that records are maintained so as to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework*. Management concluded that based on its assessment, Pier 1 Imports, Inc.'s internal control over financial reporting was effective as of March 1, 2008. Ernst & Young LLP, an independent registered public accounting firm, has audited the Company's internal control over financial reporting as of March 1, 2008, as stated in their report which is included in this Annual Report on Form 10-K.

/s/ Alexander W. Smith

Alexander W. Smith
President and
Chief Executive Officer

/s/ Charles H. Turner

Charles H. Turner
Executive Vice President and
Chief Financial Officer

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company's internal control over financial reporting during the fourth quarter of fiscal 2008 that would have materially affected, or would have been reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Pier 1 Imports, Inc.

We have audited Pier 1 Imports, Inc.'s internal control over financial reporting as of March 1, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Pier 1 Imports, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pier 1 Imports, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 1, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pier 1 Imports, Inc. as of March 1, 2008 and March 3, 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 1, 2008 and our report dated May 2, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Fort Worth, Texas
May 2, 2008

Item 9B. ***Other Information.***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

Directors of the Company

Information regarding directors of the Company required by this Item is incorporated by reference to the section entitled "Election of Directors - Nominees for Directors" set forth in the Company's Proxy Statement for its 2008 Annual Meeting of Shareholders.

The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this Item is incorporated by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" set forth in the Company's Proxy Statement for its 2008 Annual Meeting of Shareholders.

Information regarding the Company's audit committee financial experts and code of ethics and business conduct required by this item is incorporated by reference to the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership" set forth in the Company's Proxy Statement for its 2008 Annual Meeting of Shareholders.

No director or nominee for director of the Company has any family relationship with any other director or nominee or with any executive officer of the Company.

Item 11. ***Executive Compensation.***

The information required by this Item is incorporated herein by reference to the section entitled "Executive Compensation" and the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership — Non-Employee Director Compensation for the Fiscal Year Ended March 1, 2008" set forth in the Company's Proxy Statement for its 2008 Annual Meeting of Shareholders.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by this Item is incorporated by reference to the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership — Security Ownership of Management", "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership — Security Ownership of Certain Beneficial Owners", the table entitled "Executive Compensation — Outstanding Equity Awards Table for the Fiscal Year Ended March 1, 2008", and the table entitled "Equity Compensation Plan Information" set forth in the Company's Proxy Statement for its 2008 Annual Meeting of Shareholders.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

The information required by this Item is incorporated by reference to the section entitled "Compensation Committee Interlocks and Insider Participation; Certain Related Party Transactions" and "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership - Director Independence" set forth in the Company's Proxy Statement for its 2008 Annual Meeting of Shareholders.

Item 14. ***Principal Accounting Fees and Services.***

Information required by this Item is incorporated by reference to the sections entitled "Independent Registered Public Accounting Firm Fees" and "Pre-approval of Nonaudit Fees" set forth in Item 3 of the Company's Proxy Statement for its 2008 Annual Meeting of Shareholders.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules.***

(a) List of consolidated financial statements, schedules and exhibits filed as part of this report.

1. *Financial Statements*

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the Years Ended March 1, 2008, March 3, 2007 and February 25, 2006

Consolidated Balance Sheets at March 1, 2008 and March 3, 2007

Consolidated Statements of Cash Flows for the Years Ended March 1, 2008, March 3, 2007 and February 25, 2006

Consolidated Statements of Shareholders' Equity for the Years Ended March 1, 2008, March 3, 2007 and February 25, 2006

Notes to Consolidated Financial Statements

2. *Financial Statement Schedules*

Schedules have been omitted because they are not required or are not applicable or because the information required to be set forth therein either is not material or is included in the financial statements or notes thereto.

3. *Exhibits*

See Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIER 1 IMPORTS, INC.

Date: May 7, 2008

By: /s/ Alexander W. Smith
Alexander W. Smith, President
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Tom M. Thomas Tom M. Thomas	Chairman of the Board	May 7, 2008
/s/ Alexander W. Smith Alexander W. Smith	Director, President and Chief Executive Officer	May 7, 2008
/s/ Charles H. Turner Charles H. Turner	Executive Vice President and Chief Financial Officer	May 7, 2008
/s/ Susan E. Barley Susan E. Barley	Principal Accounting Officer	May 7, 2008
/s/ John H. Burgoyne John H. Burgoyne	Director	May 7, 2008
/s/ Dr. Michael R. Ferrari Dr. Michael R. Ferrari	Director	May 7, 2008
/s/ Robert B. Holland, III Robert B. Holland, III	Director	May 7, 2008
/s/ Karen W. Katz Karen W. Katz	Director	May 7, 2008
/s/ Terry E. London Terry E. London	Director	May 7, 2008
/s/ Cece Smith Cece Smith	Director	May 7, 2008

EXHIBIT INDEX

Exhibit No.	Description
3(i)	Certificate of Incorporation and Amendments thereto, incorporated herein by reference to Exhibit 3(i) to Registrant's Form 10-Q for the quarter ended May 30, 1998.
3(ii)	Bylaws of the Company as amended to date, incorporated herein by reference to Exhibit 3(ii) to Registrant's Form 10-K for the year ended February 26, 2005.
4.1	Indenture dated February 14, 2006 and Form of 6.375% Convertible Senior Notes due 2036, among Pier 1 Imports, Inc., the Subsidiary Guarantors parties thereto and JPMorgan Chase Bank, National Association, incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K filed February 16, 2006.
4.1.2	Registration Rights Agreement dated February 14, 2006, among Pier 1 Imports, Inc., the Guarantors parties thereto and the Initial Purchaser named therein, incorporated herein by reference to Exhibit 4.3 to the Company's Form 8-K filed February 16, 2006.
10.1*	Form of Indemnity Agreement between the Company and the directors and executive officers of the Company dated December 4, 2003, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-K for the year ended February 28, 2004.
10.2*	The Company's Supplemental Executive Retirement Plan, as restated January 1, 2005, incorporated herein by reference to Exhibit 10.4 to the Company's Form 8-K filed October 12, 2006.
10.3*	The Company's Supplemental Retirement Plan, as restated January 1, 2005, incorporated herein by reference to Exhibit 10.5 to the Company's Form 8-K filed October 12, 2006.
10.3.1*	Amendment No. 1 to the Company's Supplemental Retirement Plan, as restated January 1, 2005, incorporated herein by reference to Exhibit 10.6 to the Company's Form 8-K filed October 12, 2006.
10.3.2*	Participation Agreement dated November 9, 2007, by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed November 15, 2007.
10.3.3*	Participation Agreement Amendment dated April 20, 2008 by and between Jay R. Jacobs and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.5 to the Company's Form 8-K filed April 24, 2008.
10.3.4*	Participation Agreement Amendment dated April 20, 2008 by and between Charles H. Turner and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.6 to the Company's Form 8-K filed April 24, 2008.
10.3.5*	Participation Agreement Amendment dated April 20, 2008 by and between David A. Walker and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.7 to the Company's Form 8-K filed April 24, 2008.
10.3.6*	Participation Agreement Amendment dated April 20, 2008 by and between Gregory S. Humenesky and Pier 1 Imports, Inc.
10.4*	The Company's Management Restricted Stock Plan, as amended and restated effective June 30, 2005, incorporated herein by reference to Exhibit 10.5.1 to the Company's Form 10-Q for the quarter ended May 28, 2005.
10.4.1*	Form of Restricted Stock Agreement, incorporated herein by reference to Exhibit 10.5.2 to the Company's Form 10-Q for the quarter ended May 28, 2005.
10.5*	The Company's 1989 Employee Stock Option Plan, amended and restated as of June 27, 1996, incorporated herein by reference to Exhibit 10.6.1 to the Company's Form 10-K for the year ended February 26, 2005.
10.5.1*	Amendment No. 1 to the Company's 1989 Employee Stock Option Plan, incorporated herein by reference to Exhibit 10.6.2 to the Company's Form 10-K for the year ended February 26, 2005.
10.6*	The Company's 1989 Non-Employee Director Stock Option Plan, as amended effective June 28, 1989, incorporated herein by reference to Exhibit 10(r) to the Company's Form 10-K for the fiscal year ended March 3, 1990.

Exhibit No.	Description
10.7*	Form of Post-Employment Consulting Agreement between the Company and its executive officers, incorporated herein by reference to Exhibit 10(r) to the Company's Form 10-K for the fiscal year ended February 29, 1992.
10.8*	Pier 1 Executive Health Expense Reimbursement Plan, incorporated herein by reference to Exhibit 10.8 to the Company's Form 10-K for the year ended March 3, 2007.
10.9*	The Company's 1999 Stock Plan, as amended and restated December 31, 2004, incorporated herein by reference to Exhibit 10.3 to the Company's 8-K filed October 12, 2006.
10.9.1*	First Amendment to the Pier 1 Imports, Inc. 1999 Stock Plan, as amended and restated December 31, 2004, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended September 1, 2007.
10.10*	Forms of Director and Employee Stock Option Agreements, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended August 28, 1999.
10.11*	The Company's Stock Purchase Plan, as amended June 25, 2004, incorporated herein by reference to Appendix C, page C-1, of the Company's Proxy Statement for the fiscal year ended February 28, 2004.
10.11.1*	Amendment to the Pier 1 Imports, Inc. Stock Purchase Plan.
10.12*	Employment Agreement between Pier 1 Imports, Inc. and Gregory S. Humenesky, dated February 28, 2005, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed March 3, 2005.
10.13	Secured Credit Agreement, dated November 22, 2005, among the Company, certain of its subsidiaries, Bank of America, N.A., Wells Fargo Retail Finance, LLC, Wachovia Bank, National Association, HSBC Bank USA, N.A., JPMorgan Chase Bank, N.A., and others, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed November 23, 2005.
10.13.1	First Amendment to Credit Agreement, dated as of July 28, 2006, by and among Pier 1 Imports (U.S.), Inc., Bank of America, N.A., the facility guarantors party thereto and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed July 28, 2006.
10.13.2	Second Amendment to Credit Agreement, dated as of May 31, 2007 by and among Pier 1 Imports (U.S.), Inc., Bank of America, N.A., the facility guarantors party thereto and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed June 5, 2007.
10.14	Pier 1 Umbrella Trust, dated December 21, 2005, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed December 21, 2005.
10.15*	Pier 1 Imports, Inc. 2006 Stock Incentive Plan, restated as amended through March 25, 2008.
10.15.1*	Form of Non-Qualified Stock Option Agreement — Non-Employee Director, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed June 23, 2006.
10.15.2*	Form of Non-Qualified Stock Option Agreement — Employee Participant, incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed June 23, 2006.
10.15.3*	Form of Restricted Stock Award Agreement (Time Vesting), incorporated herein by reference to Exhibit 10.4 to the Company's Form 8-K filed June 23, 2006.
10.15.4*	Form of Restricted Stock Award Agreement (Performance Vesting), incorporated herein by reference to Exhibit 10.5 to the Company's Form 8-K filed June 23, 2006.
10.16*	Non-Employee Director Compensation Plan, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended August 26, 2006.
10.16.1*	Non-Employee Director Compensation Plan, as amended March 4, 2007, incorporated herein by reference to Exhibit 10.22.1 to the Company's Form 10-K for the year ended March 3, 2007.
10.16.2*	Non-Employee Director Compensation Plan, as amended March 25, 2008.
10.17*	Benefit Restoration Plan I, as amended and restated effective January 1, 2005, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed October 12, 2006.

Exhibit No.	Description
10.18*	Benefit Restoration Plan II, as amended and restated effective January 1, 2005, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed October 12, 2006.
10.19*	Employment Agreement by and between Alexander W. Smith and Pier 1 Imports, Inc. dated February 19, 2007, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed January 30, 2007.
10.19.1*	Form of Non-Qualified Stock Option Agreement between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed January 30, 2007.
10.19.2*	Form of Non-Qualified Stock Option Agreement between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed January 30, 2007.
10.20	Credit Card Program Agreement by and among Pier 1 Imports (U.S.), Inc. and Chase Bank USA, N.A., incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended June 2, 2007.
10.20.1	Amendment No. 1 to the Credit Card Program Agreement by and among Pier 1 Imports (U.S.), Inc. and Chase Bank USA, N.A., incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended September 1, 2007.
10.20.2	Amendment No. 2 to the Credit Card Program Agreement by and among Pier 1 Imports (U.S.), Inc. and Chase Bank USA, N.A., incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended September 1, 2007.
10.21	Real Estate Purchase Agreement by and between Chesapeake Land Company, L.L.C. and Pier 1 Services Company.
21	Subsidiaries of the Company.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of the Chief Executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a).
31.2	Certification of the Chief Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a).
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management Contracts and Compensatory Plans

Notice of Annual Meeting of Shareholders

Proxy Statement

Pier 1 imports®

2008 Annual Report

PIER 1 IMPORTS, INC.

100 Pier 1 Place
Fort Worth, Texas 76102

May 15, 2008

Dear Shareholder:

The board of directors and management cordially invite you to attend Pier 1 Imports' annual meeting of shareholders to be held at 10:00 a.m., local time, on Friday, June 20, 2008, at Pier 1 Imports' corporate headquarters, Mezzanine Level, Conference Room C, 100 Pier 1 Place, Fort Worth, Texas 76102. The formal notice of the annual meeting of shareholders and proxy statement are attached. Please read them carefully. We are pleased to offer a live webcast of the annual meeting at www.pier1.com by linking through the "Investor Relations" page and then the "Events" page.

It is important that your shares be voted at the meeting in accordance with your preference. If you do not plan to attend, you may vote your proxy by telephone, Internet or mail. A toll-free telephone number and web site address are included on your proxy card. If you choose to vote by mail, please complete the proxy card located in the envelope's address window by indicating your vote on the issues presented and sign, date and return the proxy card in the prepaid envelope provided. If you are able to attend the meeting and wish to vote in person, you may withdraw your proxy at that time. See the response to the question "How do I vote?" below for a more detailed description of voting procedures and the response to the question "Do I need an admission ticket to attend the annual meeting?" below for our procedures for admission to the meeting.

Sincerely,

Alexander W. Smith
President and Chief Executive Officer

Tom M. Thomas
Chairman of the Board

PIER 1 IMPORTS, INC.

100 Pier 1 Place
Fort Worth, Texas 76102

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held June 20, 2008

Pier 1 Imports' annual meeting of shareholders will be held on Friday, June 20, 2008, at 10:00 a.m., local time, at Pier 1 Imports' corporate headquarters, Mezzanine Level, Conference Room C, 100 Pier 1 Place, Fort Worth, Texas 76102 for the following purposes:

(1) to elect as directors the eight nominees named in the attached proxy statement to hold office until the next annual meeting of shareholders and until their successors are elected and qualified;

(2) to vote on a proposal to approve a restatement and amendment of the Pier 1 Imports, Inc. Stock Purchase Plan;

(3) to vote on a proposal to ratify the Audit Committee's approval to engage Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2009;

(4) to vote on a shareholder proposal, if properly submitted at the meeting; and

(5) to transact any other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Only shareholders of record at the close of business on April 21, 2008 (which is the record date for the annual meeting of shareholders) will be entitled to vote at the annual meeting.

Pier 1 Imports will begin sending this combined proxy statement and annual report and the enclosed proxy card, to all shareholders entitled to vote, on or about May 15, 2008.

By order of the board of directors,

Michael A. Carter
Senior Vice President and General Counsel,
Corporate Secretary

May 15, 2008
Fort Worth, Texas

PLEASE PROMPTLY SUBMIT YOUR PROXY BY MAIL, TELEPHONE OR INTERNET WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE ANNUAL MEETING.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD JUNE 20, 2008:
The Notice of Annual Meeting, Proxy Statement, and 2008 Annual Report are available on our web site at http://www.pier1.com/annualreport.

PIER 1 IMPORTS, INC.

100 Pier 1 Place
Fort Worth, Texas 76102

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS

To Be Held June 20, 2008

Questions and Answers Regarding the Annual Meeting

Why did I receive these proxy materials?

These proxy materials are being mailed, to all shareholders entitled to vote, beginning on or about May 15, 2008. We are providing them to you in connection with the solicitation by the board of directors of Pier 1 Imports, Inc., a Delaware corporation, of proxies to be voted at our 2008 annual meeting of shareholders and at any adjournment or postponement of the meeting.

You are receiving these proxy materials because you own shares of Pier 1 Imports' common stock that entitle you to vote at the meeting. Financial and other information concerning Pier 1 Imports is contained in our Annual Report for the fiscal year ended March 1, 2008. By use of a proxy, you can vote on the matters to be decided at the meeting without actually attending the meeting in person.

You are invited to attend our annual meeting of shareholders on June 20, 2008, beginning at 10:00 a.m., local time. The annual meeting will be held at Pier 1 Imports' corporate headquarters, Mezzanine Level, Conference Room C, 100 Pier 1 Place, Fort Worth, Texas 76102. Shareholders will be admitted to the annual meeting shortly before it begins at 10:00 a.m., local time. Seating will be limited. You will need an admission ticket or proof of ownership to enter the annual meeting. See the response to the question "Do I need an admission ticket to attend the annual meeting?" below. Directions to Pier 1 Imports' corporate headquarters are located on the last page of this proxy statement.

Pier 1 Imports' corporate headquarters is accessible to disabled persons and, upon request, we will provide wireless headsets for hearing amplification. Sign interpretation also will be provided upon request. To request either of these accommodations, please contact our Investor Relations Department on or before June 9, 2008. You may make your request by mail to Pier 1 Imports, Inc., Attn.: Investor Relations Department, 100 Pier 1 Place, Fort Worth, Texas 76102 or by telephone at (817) 252-7835 or toll-free at (888) 807-4371.

Pursuant to new rules promulgated by the Securities and Exchange Commission ("SEC"), we have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including a proxy card, and by notifying you of the availability of our proxy materials on the Internet. This proxy statement and our 2008 Annual Report are available on our web site at http://www.pier1.com/annualreport. Additionally, and in accordance with new SEC rules, you may access our proxy statement and 2008 Annual Report at http://bnymellon.mobular.net/bnymellon/pir, which does not have "cookies" that identify visitors to the site.

What will the shareholders vote on at the annual meeting?

The shareholders will be asked to vote on the following items:

- the election as directors of the eight nominees named in this proxy statement to hold office until the next annual meeting of shareholders and until their successors are elected and qualified;
- a proposal to approve a restatement and amendment of the Pier 1 Imports, Inc. Stock Purchase Plan;
- a proposal to ratify the Audit Committee's approval to engage Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2009;
- a shareholder proposal, if properly submitted at the meeting; and

- any other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Who is entitled to vote at the annual meeting?

Holders of Pier 1 Imports' common stock at the close of business on April 21, 2008, are entitled to receive this notice and to vote their shares at the annual meeting. As of that date, there were 89,036,575 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the annual meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered directly in your name with our transfer agent, Mellon Investor Services LLC, you are considered, with respect to those shares, the "shareholder of record." The notice of annual meeting, proxy statement, proxy card and accompanying documents have been sent directly to you by us.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of shares held in street name. The notice of annual meeting, proxy statement, proxy card and accompanying documents have been forwarded to you by your broker, bank or other shareholder of record who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other shareholder of record on how to vote your shares by using the voting instruction card included in the mailing or by following their instructions for voting by telephone or on the Internet.

How do I vote?

You may vote using any of the following methods:

- ***By mail***

  Be sure to complete, sign and date the proxy card or voting instruction card and return it in the prepaid envelope. If you are a shareholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy as recommended by the board of directors.

  If you are a shareholder of record, and the prepaid envelope is missing, please mail your completed proxy card to BNY Mellon Shareowner Services, Proxy Processing, P.O. Box 3510, S. Hackensack, New Jersey 07606-9210.

- ***By telephone or on the Internet***

  The telephone and Internet voting procedures established by us for shareholders of record are designed to authenticate your identity, to allow you to give your voting instructions and to confirm that those instructions have been properly recorded.

  You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card in hand when you call. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. If you are located outside the U.S. and Canada please use the mail or Internet voting methods.

  The web site for Internet voting is http://www.proxyvoting.com/pir. Please have your proxy card in hand when you go online. As with telephone voting, you can confirm that your instructions have been properly recorded.

  Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day, and will close at 11:59 p.m. Eastern Time on June 19, 2008.

The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other shareholder of record. We therefore recommend that you follow the voting instructions in the materials you receive.

If you vote by telephone or on the Internet, you do not have to return your proxy card or voting instruction card.

- ***In person at the annual meeting***

All shareholders may vote in person at the annual meeting. You may also be represented by another person at the annual meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or other shareholder of record and present it to the inspector of election with your ballot to be able to vote at the annual meeting.

Your vote is important. Your timely response can save us the expense of attempting to contact you again.

What can I do if I change my mind after I vote my shares?

If you are a shareholder of record, you can revoke your proxy before it is exercised by:

- written notice to our corporate secretary at 100 Pier 1 Place, Fort Worth, Texas 76102;
- timely delivery of a valid, later-dated proxy or a later-dated vote by telephone or on the Internet; or
- voting by ballot at the annual meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your bank, broker or other shareholder of record. You may also vote in person at the annual meeting if you obtain a legal proxy as described in the answer to the previous question.

All shares that have been properly voted and not revoked will be voted at the annual meeting.

What shares are included on the proxy card?

If you are a shareholder of record you will receive only one proxy card for all the shares you hold:

- in certificate form
- in book-entry form
- in book-entry form purchased through the Pier 1 Imports, Inc. Direct Stock Purchase and Dividend Reinvestment Plan;

and if you are a Pier 1 Imports employee:

- in the Pier 1 Imports, Inc. Stock Purchase Plan
- in book-entry form granted under the Pier 1 Imports, Inc. Management Restricted Stock Plan and the Pier 1 Imports, Inc. 2006 Stock Incentive Plan as a restricted stock award.

If you are a Pier 1 Imports employee who participates in the Pier 1 Imports, Inc. Stock Purchase Plan and you do not vote or specify your voting instructions on your proxy card, the administrator of the Pier 1 Imports, Inc. Stock Purchase Plan will vote the shares allocated to you through the Pier 1 Imports, Inc. Stock Purchase Plan in the same proportion as the shares held in the Pier 1 Imports, Inc. Stock Purchase Plan for which voting instructions have been received are voted.

If you are a beneficial owner, you will receive voting instructions, and information regarding consolidation of your vote, from your bank, broker or other shareholder of record.

What will happen if I sign and return my proxy card with no voting instructions?

If you sign and return your proxy card with no voting instructions with respect to a matter to be voted on, your shares will be voted in accordance with the recommendation of the board of directors contained in this proxy statement.

Who will count the vote?

Representatives of our transfer agent, Mellon Investor Services LLC, will tabulate the votes and act as inspector of election.

Is there a list of shareholders entitled to vote at the annual meeting?

The names of shareholders of record entitled to vote at the annual meeting will be available at the annual meeting and for ten days prior to the meeting for any purpose germane to the meeting, between the hours of 8:00 a.m. and 5:00 p.m., local time, at our corporate headquarters at 100 Pier 1 Place, Fort Worth, Texas 76102, by contacting our corporate secretary.

What constitutes a quorum?

The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the annual meeting, present in person or represented by proxy, is necessary to constitute a quorum.

How are abstentions and "broker non-votes" counted in determining the presence of a quorum?

Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. An abstention, if allowed for a proposal, will not be counted as voting "FOR" a matter, and, therefore, will have the same effect as a vote "AGAINST" the matter. Broker non-votes will not be counted as a vote either "FOR" or "AGAINST" the matter.

What are the voting requirements to elect the directors and to approve each of the proposals discussed in this proxy statement?

Proposal	Vote Required	Discretionary Voting Allowed?
Election of Directors	Majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote for the election of directors	Yes
Stock Purchase Plan Restatement and Amendment	Majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the proposal	No
Ratification of Ernst & Young LLP	Majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the proposal	Yes
Shareholder Proposal	If properly presented at the meeting, a majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the proposal	No

If you are a beneficial owner, your bank, broker or other shareholder of record is permitted to vote your shares on the election of directors and the ratification of Ernst & Young LLP as our independent registered public accounting firm, even if the shareholder of record does not receive voting instructions from you. The shareholder of record may not vote on approval of the Stock Purchase Plan restatement and amendment, or on the shareholder proposal, absent instructions from you. Without your voting instructions, a broker non-vote will occur on these items.

Could other matters be decided at the annual meeting?

At the date this proxy statement went to press, we did not know of any matters to be raised at the annual meeting other than those referred to in this proxy statement.

If you have returned your signed and completed proxy card and other matters are properly presented at the annual meeting for consideration, the proxies appointed by the board of directors (the persons named in your proxy card if you are a shareholder of record) will have the discretion to vote on those matters for you.

Can I access the notice of annual meeting, proxy statement, and accompanying documents on the Internet?

The notice of annual meeting, proxy statement, and accompanying documents are available on our web site at http://www.pier1.com/annualreport, or at http://bnymellon.mobular.net/bnymellon/pir, which does not have "cookies" that identify visitors to the site.

Instead of receiving future copies of our proxy statement and annual report materials by mail, shareholders can elect to receive an e-mail that will provide electronic links to these materials. Opting to receive or access your proxy materials online will save us the cost of reproducing and mailing documents to your home or business, and also will give you an electronic link to the proxy voting site.

Shareholders of Record: You may enroll in MLink^{SM} offered by Pier 1 Imports' transfer agent, Mellon Investor Services LLC, for online access to our future proxy statement and annual report materials by going to http://bnymellon.com/shareowner/isd and logging into, or activating, your Investor ServiceDirect® account where step-by-step instructions will prompt you through the enrollment process.

Beneficial Owners: If you hold your shares in a brokerage account, you also may have the opportunity to receive or access copies of these materials electronically. Please check the information provided in the proxy materials mailed to you by your bank or other shareholder of record regarding the availability of this service.

Who will pay for the cost of this proxy solicitation?

We have hired Mellon Investor Services LLC to assist us in soliciting proxies. We will pay all costs associated with the solicitation, including Mellon's fees, which it expects to be approximately $9,500, and all mailing and delivery expenses. In addition to solicitations by mail, our officers and employees may solicit proxies on behalf of Pier 1 Imports personally and by telephone or other means, for which they will receive no compensation beyond their normal compensation. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of stock held of record by such persons, and we will reimburse them for their reasonable out-of-pocket and clerical expenses.

Do I need an admission ticket to attend the annual meeting?

You will need an admission ticket or proof of ownership to enter the annual meeting. An admission ticket is attached to your proxy card if you hold shares directly in your name as a shareholder of record. If you plan to attend the annual meeting, please vote your proxy but keep the admission ticket and bring it with you to the annual meeting.

If your shares are held beneficially in the name of a bank, broker or other holder of record and you plan to attend the annual meeting, you must present proof of your ownership of Pier 1 Imports' common stock, such as a bank or brokerage account statement, to be admitted to the annual meeting. If you would rather have an admission ticket, you can obtain one in advance by mailing a written request, along with proof of your ownership of Pier 1 Imports' common stock, to:

Pier 1 Imports, Inc.
Attn.: Investor Relations Department
100 Pier 1 Place
Fort Worth, Texas 76102

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the annual meeting.

If you have any further questions about attending the meeting, please call our Investor Relations Department at (817) 252-7835 or toll-free at (888) 807-4371.

Will the annual meeting be webcast?

Our annual meeting also will be webcast live on the date and time of the meeting. You are invited to visit www.pier1.com by linking through the "Investor Relations" page and then "Events" page at 10:00 a.m., local time, on June 20, 2008, to access the webcast of the annual meeting. An archived copy of the webcast also will be available on our web site for a period of 90 days.

MATTERS RELATING TO CORPORATE GOVERNANCE, BOARD STRUCTURE, DIRECTOR COMPENSATION AND STOCK OWNERSHIP

Corporate Governance

The board of directors believes that good corporate governance is a prerequisite to achieving business success. Pier 1 Imports' board of directors has adopted formal written corporate governance guidelines, policies and procedures designed to strengthen Pier 1 Imports' corporate governance. Among other things, the guidelines contain standards for determining whether a director is independent, a code of business conduct and ethics applicable to all of Pier 1 Imports' directors, officers and employees, and charters for each of the board of directors' committees. The nominating and corporate governance committee is responsible for overseeing and reviewing the guidelines at least annually, and recommending any proposed changes to the full board for its approval. The Pier 1 Imports, Inc. Corporate Governance Guidelines, Code of Business Conduct and Ethics and charters for the audit, compensation, and nominating and corporate governance committees are available on Pier 1 Imports' web site at www.pier1.com under the heading Investor Relations — Corporate Governance and are available in print free of charge to any shareholder who requests a copy by contacting our Investor Relations Department in writing at Pier 1 Imports, Inc., Attn.: Investor Relations Department, 100 Pier 1 Place, Fort Worth, Texas 76102, or by telephone at (817) 252-7835 or toll-free at (888) 807-4371.

Director Independence

It is Pier 1 Imports' policy that the board of directors will at all times consist of a majority of independent directors. In addition, all members of the audit committee, compensation committee, and nominating and corporate governance committee must be independent. To be considered independent, a director must satisfy both the subjective and objective independence requirements established by the New York Stock Exchange ("NYSE"). In assessing independence under the subjective test, the board of directors takes into account the standards in the objective tests, and reviews and discusses additional information provided by the directors and Pier 1 Imports with regard to each director's business and personal activities as they may relate to Pier 1 Imports and Pier 1 Imports' management. Based on the foregoing, as required by NYSE rules, the board of directors makes a subjective determination as to each independent director that no relationship exists with Pier 1 Imports which, in the opinion of the board of directors, is material. The board of directors has not established categorical standards or guidelines to make these subjective determinations. The board of directors will consider and apply all relevant facts and circumstances relating to a director in determining whether that director is independent.

Based on the NYSE independence requirements, the board of directors has determined that seven of the eight members of the board of directors are independent. They are directors Mrs. Katz, Ms. Smith and Messrs. Thomas, Burgoyne, Ferrari, Holland and London. Pier 1 Imports' president and chief executive officer, Alexander W. Smith, is the eighth member of the board of directors. Independence for the non-employee directors was considered under both the subjective and objective requirements of the NYSE. In other words, none of the non-employee directors was disqualified from independent status under the objective standard, and under the subjective standard each non-employee director was determined not to have a material relationship with Pier 1 Imports.

Meetings of Independent Directors without Management Present

The independent directors of Pier 1 Imports met without management present three times during the last fiscal year. The chairman of the board of directors presides over these meetings.

Procedures for Communicating with Directors

The board of directors has established a process by which shareholders and other interested parties can send communications to board members. Shareholders and other interested parties can send written communications to one or more members of Pier 1 Imports' board of directors, addressed to:

[Name of Board Member], Board of Directors
Pier 1 Imports, Inc.
c/o Corporate Secretary
100 Pier 1 Place
Fort Worth, Texas 76102

In addition, shareholders and other interested parties may communicate with the chairman of the audit committee, compensation committee, executive committee, or nominating and corporate governance committee by sending an email to auditchair@pier1.com, compchair@pier1.com, executivechair@pier1.com, or corpgovchair@pier1.com, respectively, as well as the independent directors as a group by sending an email to independentdirectors@pier1.com.

Communications are distributed to the board of directors or to the individual director or directors, as appropriate, depending on the subject matter and facts and circumstances outlined in the communication. Communications that are not related to the duties and responsibilities of the board of directors or committee will not be distributed, including spam, junkmail and mass mailings, product complaints, product inquiries, new product suggestions, résumés and other forms of job inquiries, surveys, and business solicitations or advertisements. In addition, Pier 1 Imports will not distribute unsuitable material to its directors, including material that is unduly hostile, threatening or illegal.

Director Nomination Process

Board Member Qualification Criteria

The board of directors has adopted *Board Member Qualification Criteria* which set forth the attributes and qualifications considered by the nominating and corporate governance committee in evaluating nominees for director. The primary qualities and characteristics the committee looks for in nominees for director are:

- management and leadership experience;
- relevant knowledge and diversity of background and experience; and
- personal and professional ethics, integrity and professionalism.

The committee also believes that the board of directors should be composed of individuals who have achieved a high level of distinction in business, accounting, finance, law, education or public service and who possess one or more of the following specific qualities or skills:

- financial expertise;
- general knowledge of the retail industry;
- information technology experience;
- international business experience; and
- chief executive officer, chief financial officer or other senior management experience.

Internal Process for Identifying Candidates

Members of the nominating and corporate governance committee or other Pier 1 Imports directors or executive officers may, from time to time, identify potential candidates for nomination to Pier 1 Imports' board of directors. The committee typically considers candidates for nomination to Pier 1 Imports' board of directors in early March of each year. All proposed nominees, including candidates recommended for nomination by shareholders in accordance with the procedures described below, will be evaluated in light of

Pier 1 Imports' Corporate Governance Guidelines, the *Board Member Qualification Criteria* and the projected needs of the board of directors at the time. The committee may retain a search firm to assist in identifying potential candidates for nomination to the board of directors. The search firm's responsibilities may include identifying and evaluating candidates believed to possess the qualities and characteristics set forth in the *Board Member Qualification Criteria*, as well as providing background information on potential nominees and interviewing and screening nominees if requested to do so by the committee.

Shareholder Recommendations for Directors

The nominating and corporate governance committee will consider candidates recommended by shareholders for election to Pier 1 Imports' board of directors. A shareholder who wishes to recommend a candidate for evaluation by the committee for inclusion as a nominee for director at the 2009 annual meeting of shareholders should forward by certified or express mail the candidate's name, business or residence address, principal occupation or employment and a description of the candidate's qualifications to the Chairman of the Nominating and Corporate Governance Committee, in care of the corporate secretary, Pier 1 Imports, Inc., 100 Pier 1 Place, Fort Worth, Texas 76102. To be properly considered by the committee, Pier 1 Imports' corporate secretary must receive the recommendation and all required information no later than 5:00 p.m., local time, on January 15, 2009.

In order for a candidate recommended by a shareholder to be considered by the committee for inclusion as a nominee for director at the 2009 annual meeting of shareholders, the candidate must meet the *Board Member Qualification Criteria* described above and must be expressly interested and willing to serve as a Pier 1 Imports director. The committee will also consider the independence of the candidate and evaluate the candidate in light of Pier 1 Imports' Corporate Governance Guidelines described above. The corporate secretary will send properly submitted shareholder recommendations to the chairman of the committee. Individuals recommended to the committee by shareholders in accordance with these procedures will be evaluated by the committee in the same manner as individuals who are recommended through other means.

Shareholder Nominations at Annual Meeting

Pier 1 Imports' by-laws also permit a shareholder to propose a candidate at an annual meeting of shareholders who is not otherwise nominated by the board of directors through the process described above if the shareholder complies with the advance notice, information and consent provisions contained in the by-laws. To comply with the advance notice provision of our by-laws, a shareholder who wishes to nominate a director for election at the 2009 annual meeting of shareholders must provide Pier 1 Imports written notice no earlier than March 22, 2009 and no later than April 21, 2009. You may contact Pier 1 Imports' corporate secretary to obtain the specific information that must be provided with the advance notice.

No shareholder nominated an individual for election to the board of directors at Pier 1 Imports' 2008 annual meeting of shareholders.

Committees of the Board of Directors

There are four standing committees of the board of directors. They are the audit committee, the compensation committee, the executive committee, and the nominating and corporate governance committee. A brief description of each committee's functions follows:

Audit Committee. The audit committee provides assistance to the board of directors in overseeing Pier 1 Imports' accounting, auditing, financial reporting and systems of internal controls. As part of its duties, the audit committee is directly responsible for the appointment, compensation, retention and oversight of Pier 1 Imports' independent registered public accounting firm. The audit committee also reviews Pier 1 Imports' quarterly and year-end financial statements. The board of directors has determined that each member of the audit committee is independent and is an audit committee financial expert, as defined by the SEC, and therefore has accounting or related financial management expertise and is financially literate within the meaning of NYSE listing standards.

Compensation Committee. The compensation committee oversees Pier 1 Imports' administration of base pay, short-term and long-term incentive compensation plans (including equity-based plans), perquisites, and retirement plans for Pier 1 Imports' executive officers. The committee has the authority to review and approve corporate goals and objectives relevant to executive officer compensation programs, evaluate the performance of executive officers in light of those goals and objectives, evaluate overall company performance and relative shareholder return, and make recommendations to the board of directors on the establishment and amendment of compensation programs for executive officers.

The compensation committee may, at any time, form and delegate authority to subcommittees of the compensation committee with responsibility for establishing corporate goals and objectives relevant to executive officer compensation programs and the design and administration of all elements of Pier 1 Imports' compensation program. The committee may retain and/or terminate outside compensation consulting firms to assist in the evaluation of executive officer compensation. The committee also may recommend to the board of directors, at least every other year, compensation for service to Pier 1 Imports as a member of the board of directors. The committee has the authority to obtain advice and assistance from internal or external legal, accounting, and other advisors.

The compensation committee and board of directors believe that attracting, retaining and motivating Pier 1 Imports' employees, and particularly Pier 1 Imports' executive management, are essential to Pier 1 Imports' performance and enhancing shareholder value. The committee will continue to administer and develop Pier 1 Imports' compensation programs in a manner designed to achieve these objectives. The committee also believes that the total compensation opportunity provided for the executive officers must be consistent with compensation of comparable peer group companies and in the Dallas/Fort Worth labor market.

Base pay, short-term incentive and long-term incentive compensation recommendations for the named executive officers are presented to the compensation committee at their meeting in March of each year. The presentation includes recommendations of Pier 1 Imports' chief executive officer, human resources compensation group, or both, on those elements of compensation, plus recommended plan design changes, if any, and a summary of all awards to all eligible levels of management. That presentation may also, from time to time, include survey data from a peer group of retail companies for the compensation committee's consideration. That data may include studies and recommendations from outside consultants. Generally, the compensation committee and board of directors consider approval of the fiscal year compensation in March (the first month of the fiscal year) of each year with a targeted effective date in April. Implementation of any equity grant portion of the compensation for the year occurs after board of directors and compensation committee approval. Pier 1 Imports' management, from time to time, retains outside consultants for assistance and guidance in the formulation of new compensation programs and the modification of existing compensation programs. In fiscal 2008, Pier 1 Imports retained Hewitt Associates LLC to provide management with market data for base pay and short-term and long-term incentive comparisons from a peer group of retail companies. Market data utilized for compensation decisions was adjusted by Hewitt to account for size differences among the comparable companies through the use of regression analysis. Hewitt research, surveys and recommendations were included in matters presented to the compensation committee through August 2007.

In August 2007, the compensation committee began the process of selecting a new executive compensation consultant. The committee interviewed three consulting firms and selected Towers, Perrin, Forster & Crosby, Inc. In its role as committee consultant, Towers Perrin reports directly to and is accountable to the committee, which has the authority to hire, retain, and dismiss its advisor. Towers Perrin recommended a new peer group of companies for benchmarking executive compensation and pay to non-employee directors. The new peer group represents a select group of specialty retailers, all of which are publicly traded. The change in peer groups recommended by Towers Perrin was accepted by the committee because it was believed that the previous peer group included several large retailers whose operations were not a relevant match to Pier 1 Imports' scope of operations. Going forward Towers Perrin will provide consulting on matters similar to what has been provided to the committee in prior years.

Executive Committee. The executive committee directs and manages Pier 1 Imports' business and affairs in the intervals between board of directors meetings. In doing so, the committee has all of the powers and authority of the full board in the management of Pier 1 Imports' business, except for powers or authority that may not be delegated to the committee as a matter of law or that are delegated by the board of directors to another committee.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is responsible for considering and making recommendations to the board of directors regarding nominees for election to the board of directors and the membership of the various board of directors committees. The committee is also responsible for overseeing the Pier 1 Imports, Inc. Corporate Governance Guidelines described earlier in this proxy statement plus other corporate governance matters.

Directors Attendance at Board and Committee Meetings and at the Annual Meeting of Shareholders

In fiscal 2008, each director attended at least 75% of the total number of board of directors meetings and meetings of the board of directors committee or committees on which he or she served and which were held during the time of his or her service as a director and/or committee member. Although Pier 1 Imports has no formal policy on the matter, all directors are encouraged to attend Pier 1 Imports' annual meeting of shareholders. Last year, all then serving directors (other than Mr. Hoak who was not standing for re-election) and the nominees for election, Mr. Holland and Ms. Smith, attended Pier 1 Imports' annual meeting of shareholders. Committee memberships, the number of meetings of the full board and each committee, and each director's dates of service for fiscal 2008 are shown in the table below.

Name	Board of Directors	Audit Committee	Compensation Committee	Executive Committee	Nominating and Corporate Governance Committee
John H. Burgoyne					
03/04/2007 to 03/01/2008	Member				
03/04/2007 to 06/28/2007			Member		
06/28/2007 to 03/01/2008			Chairman		
Michael R. Ferrari					
03/04/2007 to 03/01/2008	Member	Member			Chairman
James M. Hoak, Jr.(1)					
03/04/2007 to 06/28/2007	Member		Chairman	Member	Member
Robert B. Holland, III					
06/28/2007 to 03/01/2008	Member		Member		
Karen W. Katz					
03/04/2007 to 03/01/2008	Member				
03/04/2007 to 06/28/2007		Member			
06/28/2007 to 03/01/2008			Member	Member	
Terry E. London					
03/04/2007 to 03/01/2008	Member	Chairman			
Alexander W. Smith					
03/04/2007 to 03/01/2008	Member			Member	
Cece Smith					
06/28/2007 to 03/01/2008	Member	Member			Member
Tom M. Thomas					
03/04/2007 to 03/01/2008	Chairman			Chairman	Member
Number of Meetings in Fiscal 2008	5	11	6	0	3

(1) Mr. Hoak announced to Pier 1 Imports' nominating and corporate governance committee on March 21, 2007 his intention not to stand for re-election to the board of directors at the 2007 annual meeting of shareholders. He cited his reasons as pursuit of other business and personal matters and not because of any disagreement on any matter relating to Pier 1 Imports' operations, policies or practices.

Non-Employee Director Compensation for the Fiscal Year Ended March 1, 2008

Fees Paid to Directors

Directors who are Pier 1 Imports employees do not receive any compensation for their board activities. Each director who is not a Pier 1 Imports employee receives an annual cash retainer of $150,000. In addition, the audit committee chairman and compensation committee chairman each receive an additional annual cash retainer of $25,000; the nominating and corporate governance committee chairman receives an additional annual cash retainer of $10,000; and the non-executive chairman of the board of directors receives an additional annual cash retainer of $75,000. During fiscal 2008, the annual retainers were paid monthly in arrears. Non-employee directors do not receive stock option or restricted stock grants or meeting fees.

All of Pier 1 Imports' non-employee directors participate in Pier 1 Imports' Director Deferred Stock Unit Program as set forth in the Pier 1 Imports, Inc. 2006 Stock Incentive Plan and the Pier 1 Imports, Inc. 1999 Stock Plan. During fiscal 2008, the program provided a mandatory deferral of 50% for a portion of the year and an optional deferral of up to 100% for a portion of the year of the annual retainer fees. Deferred director annual retainer fees (but not committee chair or chairman annual retainers) are matched 25% by Pier 1 Imports and the total deferred fees and matching contributions are converted into an equivalent value of deferred stock units ("DSU's"). Deferred fees plus matching contributions are converted to DSU's based on the closing price of Pier 1 Imports' common stock on the first business day following the month in which the fees are earned. The DSU's are credited to an account maintained by Pier 1 Imports for each non-employee director. Each DSU is the economic equivalent of one share of Pier 1 Imports' common stock. Each DSU is eligible to receive dividends payable on Pier 1 Imports' common stock in additional DSU's equal to the dividend per share of common stock divided by the closing price of Pier 1 Imports' common stock on the dividend payable date. Pier 1 Imports discontinued its quarterly cash dividend on October 2, 2006. The DSU's are settled in shares of Pier 1 Imports' common stock within thirty (30) days after the person ceases to be a member of the board of directors.

Fiscal 2008 Non-Employee Director Compensation Table

The following table sets forth a summary of the compensation with respect to the fiscal year ended March 1, 2008 for services rendered in all capacities to Pier 1 Imports by its non-employee directors:

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
John H. Burgoyne	$166,150	$20,222	$0	$0	$0	$0	$186,372
Michael R. Ferrari	$159,212	$18,660	$0	$0	$0	$0	$177,872
James M. Hoak, Jr.	$ 56,390	$12,071	$0	$0	$0	$0	$ 68,461
Robert B. Holland, III	$101,233	$25,308	$0	$0	$0	$0	$126,541
Karen W. Katz	$149,278	$37,320	$0	$0	$0	$0	$186,598
Terry E. London	$175,257	$18,920	$0	$0	$0	$0	$194,177
Cece Smith	$101,233	$25,308	$0	$0	$0	$0	$126,541
Tom M. Thomas	$223,236	$36,799	$0	$0	$0	$0	$260,035

(1) This column represents the amount of cash compensation earned in fiscal 2008 for board and committee service. As described in footnote 2 below, either 50%, 75% or 100% of this cash compensation was deferred.

(2) This column represents the dollar value of Pier 1 Imports' 25% match on director annual retainer fees (but not committee chair or chairman annual retainers) deferred by each director. This amount was converted to DSU's as shown in the table below. The dollar amount recognized for fiscal 2008 financial statement reporting purposes was the grant date fair value of such DSU's granted in fiscal 2008 in accordance with SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). The number of DSU's is calculated using the closing price of Pier 1 Imports' common stock on the first business day following the month the fees were earned, which price approximates the fair value of the units.

The following table shows fiscal 2008 DSU's for each non-employee director given his or her fees, deferral percentage and Pier 1 Imports' match:

Name	Total Fiscal Year 2008 Fees Earned ($)	Deferral %	Fiscal Year 2008 Fees Deferred ($)	DSU's Converted from Deferred Fees (#)	DSU's Converted from 25% Company Match (#)	Dividends Deferred During Fiscal Year 2008 ($)	DSU's Converted from Deferred Dividends (#)	Aggregate DSU's Owned at Fiscal 2008 Year-End (#)
John H. Burgoyne	$166,150	50%/75%(a)	$ 90,367	15,489	3,434	$0	0	60,247
Michael R. Ferrari	$159,212	50%	$ 79,606	13,565	3,180	$0	0	56,199
James M. Hoak, Jr.	$ 56,390	100%	$ 56,390	7,512	1,608	$0	0	71,823(b)
Robert B. Holland, III	$101,233	100%	$101,233	18,999	4,750	$0	0	23,749
Karen W. Katz	$149,278	100%	$149,278	25,436	6,359	$0	0	62,259
Terry E. London	$175,257	50%	$ 87,629	14,917	3,217	$0	0	29,702
Cece Smith	$101,233	100%	$101,233	18,999	4,750	$0	0	23,749
Tom M. Thomas	$223,236	100%	$223,236	38,057	6,284	$0	0	105,035

(a) Effective January 1, 2008, Mr. Burgoyne elected to defer 75% of his cash fees.

(b) Upon the expiration of Mr. Hoak's term as a director on June 28, 2007, his 71,823 DSU's were exchanged for 71,823 shares of Pier 1 Imports' common stock.

The following table shows the Pier 1 Imports' common stock closing price by month used to calculate the number of DSU's to be received for deferred director fees plus Pier 1 Imports' match. This closing price also represents the grant date fair value per share of each award in accordance with SFAS 123R.

Month in which Fees were Earned	Closing Price of Pier 1 Imports' Common Stock on First Business Day following the Month in which Fees were Earned
March 2007	$6.96
April 2007	$7.46
May 2007	$7.33
June 2007	$8.26(1)
July 2007	$6.30
August 2007	$6.10
September 2007	$4.81
October 2007	$4.81
November 2007	$3.96
December 2007	$5.23
January 2008	$6.93
February 2008	$5.51

(1) Upon the expiration of Mr. Hoak's term as a director on June 28, 2007, his 71,823 DSU's were exchanged for 71,823 shares of Pier 1 Imports' common stock. The closing price of Pier 1 Imports' common stock on June 28, 2007, was $8.47.

Stock options outstanding for each non-employee director on March 1, 2008 are shown below:

Name	Grant Date	Expiration Date	Exercise Price	Aggregate Number of Outstanding Stock Options (Exercisable)
John H. Burgoyne	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	06/27/2003	06/27/2013	$20.3500	6,000
	06/28/2002	06/28/2012	$21.0000	6,000
	06/29/2001	06/29/2011	$11.5000	6,000
	06/23/2000	06/23/2010	$ 9.3125	6,000
	06/25/1999	06/25/2009	$10.8750	11,000
Total				53,000
Michael R. Ferrari	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	06/27/2003	06/27/2013	$20.3500	6,000
	06/28/2002	06/28/2012	$21.0000	6,000
	06/29/2001	06/29/2011	$11.5000	6,000
	06/23/2000	06/23/2010	$ 9.3125	6,000
	06/25/1999	06/25/2009	$10.8750	11,000
Total				53,000
Robert B. Holland, III	N/A	N/A	N/A	N/A
Karen W. Katz	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	06/27/2003	06/27/2013	$20.3500	6,000
	06/28/2002	06/28/2012	$21.0000	6,000
	06/29/2001	06/29/2011	$11.5000	6,000
	06/28/2001	06/28/2011	$11.1100	5,000
Total				41,000
Terry E. London	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	09/25/2003	09/25/2013	$19.4000	5,000
Total				23,000
Cece Smith	N/A	N/A	N/A	N/A
Tom M. Thomas	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/27/2003	06/27/2013	$20.3500	6,000
	06/28/2002	06/28/2012	$21.0000	6,000
Total				24,000

On March 25, 2008, the board of directors, based on a recommendation from the compensation committee, amended and restated Pier 1 Imports' non-employee director compensation plan. Pursuant to the amended and restated plan, each non-employee director will continue to receive an annual cash retainer of $150,000. In addition, the audit committee chairman and compensation committee chairman will each continue to receive an annual retainer of $25,000; the nominating and corporate governance committee chairman will continue to receive an annual retainer of $10,000; and the non-executive chairman of the board will continue to receive an annual retainer of $75,000. The annual retainers will be payable in advance at the beginning of each fiscal year with Pier 1 Imports having the right to adjust the credited DSU's of a non-employee director who ceases to be a director of Pier 1 Imports for the amount of the fees paid and DSU's credited for the period after the non-employee director ceases to be a director. Pursuant to the amended and restated plan, 50% of the non-employee director compensation will be deferred into DSU's and each non-employee director may elect to defer all or any portion of the remaining director compensation into an equivalent value of DSU's. Also, pursuant to the amended and restated plan, deferrals of the director annual retainer (but not the committee chairman or chairman annual retainers) will continue to receive a 25% Pier 1 Imports' match on the deferred amount.

Security Ownership of Management

The following table indicates the ownership of Pier 1 Imports' common stock by each director and nominee, each executive officer named in the Summary Compensation Table below, and all directors and executive officers as a group, as of April 21, 2008, unless otherwise indicated below:

Name of Beneficial Owner	Common Shares Beneficially Owned(1)(2)	Percent of Class
John H. Burgoyne	135,512	*
Michael R. Ferrari	123,145	*
Robert B. Holland, III	59,722	*
Gregory S. Humenesky	100,869	*
Jay R. Jacobs	547,887	*
Karen W. Katz	124,232	*
Terry E. London	64,586	*
Phil E. Schneider	704,036(3)	*
Alexander W. Smith	1,075,000	1.19%
Cece Smith	44,722	*
Tom M. Thomas	208,397	*
Charles H. Turner	564,808	*
David A. Walker	609,143	*
All directors and executive officers as a group	4,522,953	4.87%

* Represents less than 1% of the outstanding shares of the class.

(1) The table includes shares acquired through and held by the Pier 1 Imports, Inc. Stock Purchase Plan as of April 21, 2008 for Mr. Humenesky (961 shares), Mr. Jacobs (8,214 shares), Mr. Turner (9,051 shares), and Mr. Walker (1,815 shares). The table also includes shares issuable within 60 days of April 21, 2008 to Mr. Burgoyne (53,000 shares), Mr. Ferrari (53,000 shares), Mr. Holland (0 shares), Mr. Humenesky (36,250 shares), Mr. Jacobs (460,000 shares), Mrs. Katz (41,000 shares), Mr. London (23,000 shares), Mr. Schneider (650,000 shares), Mr. Smith (1,000,000 shares), Ms. Smith (0 shares), Mr. Thomas (24,000 shares), Mr. Turner (467,500 shares), Mr. Walker (527,000 shares), and to all directors and executive officers as a group (3,423,500 shares) upon the exercise of stock options granted pursuant to Pier 1 Imports' stock option plans.

(2) The table includes DSU's as of April 21, 2008 for Mr. Burgoyne (78,075 DSU's), Mr. Ferrari (67,245 DSU's), Mr. Holland (44,722 DSU's), Mrs. Katz (83,232 DSU's), Mr. London (41,586 DSU's), Ms. Smith (44,722 DSU's), and Mr. Thomas (134,397 DSU's). The DSU's will be exchanged one-for-one for shares

of Pier 1 Imports' common stock within 30 days after the director ceases to be a member of the board of directors. A DSU is the economic equivalent of one share of Pier 1 Imports' common stock.

(3) Mr. Schneider's employment ended on August 6, 2007. At that time, Mr. Schneider directly owned 54,036 shares of Pier 1 Imports' common stock, and non-qualified stock options totaling 650,000 shares. The options are fully vested and exercisable until the earlier of the expiration date of the grant or August 6, 2010.

Security Ownership of Certain Beneficial Owners

The following table indicates the ownership by each person who is known by Pier 1 Imports as of May 2, 2008 to beneficially own more than 5% of Pier 1 Imports' common stock:

Name and Address of Beneficial Owner	Common Shares Beneficially Owned	Percent of Class
Franklin Resources, Inc. One Franklin Parkway San Mateo, California 94403	11,579,320(1)	13.1%
Jakup a Dul Jacobsen Sundaborg 7 Reykjavik, Iceland	8,594,200(2)	9.7%
Adage Capital Management, L.P. 200 Clarendon Street, 52nd floor Boston, Massachusetts 02116	6,809,100(3)	7.7%
Royce & Associates, LLC 1414 Avenue of the Americas New York, New York 10019	5,775,500(4)	6.5%
SCSF Equities, LLC 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486	4,725,004(5)	5.3%

(1) This information was obtained from a Schedule 13G (Amendment No. 3) filed with the SEC on February 6, 2008 by Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson, Jr. as beneficial owners of the shares listed. The filing indicates that Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson, Jr. have no sole or shared voting power and no sole or shared dispositive power over any of the shares listed. However, certain subsidiaries of Franklin Resources, Inc. beneficially own all of the shares listed and have the following voting and dispositive power: Franklin Templeton Investments Corp. has sole voting power over 7,222,610 of the shares listed and sole dispositive power over 7,301,920 of the shares listed; and Franklin Advisory Services, LLC has sole voting power over 4,199,400 of the shares listed and sole dispositive power over 4,277,400 of the shares listed.

(2) This information was obtained from a Schedule 13D (Amendment No. 3) filed with the SEC on October 9, 2007 by Jakup a Dul Jacobsen and Lagerinn ehf as beneficial owners of the shares listed. The filing indicates that Jakup a Dul Jacobsen and Lagerinn ehf have shared voting power and shared dispositive power over all the shares listed.

(3) This information was obtained from a Schedule 13G (Amendment No. 1) filed with the SEC on February 11, 2008 by Adage Capital Partners, L.P., Adage Capital Partners GP, L.L.C., Adage Capital Advisors, L.L.C., Robert Atchinson and Phillip Gross as beneficial owners of the shares listed. The filing indicates that the beneficial owners have shared voting power and shared dispositive power over all of the shares listed.

(4) This information was obtained from a Schedule 13G (Amendment No. 4) filed with the SEC on February 4, 2008 by Royce & Associates, LLC as beneficial owner of the shares listed. The filing indicates that the beneficial owner has sole voting power and sole dispositive power over all of the shares listed.

(5) This information was obtained from a Schedule 13D (Amendment No. 4) filed with the SEC on May 2, 2008 by SCSF Equities, LLC, Sun Capital Securities Offshore Fund, Ltd., Sun Capital Securities Fund, LP, Sun Capital Securities Advisors, LP, Sun Capital Securities, LLC, Marc J. Leder, and Rodger R. Krouse, as beneficial owners of the shares listed. The filing indicates that the beneficial owners have shared voting power and shared dispositive power over all of the shares listed.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Pier 1 Imports' directors and executive officers, and persons who own more than 10% of a registered class of Pier 1 Imports' equity securities, to file with the SEC and the NYSE reports disclosing their ownership and changes in ownership of Pier 1 Imports' common stock or other equity securities. Pier 1 Imports' executive officers, directors and greater than 10% shareholders are required by SEC regulations to furnish Pier 1 Imports with copies of all Section 16(a) forms they file. To Pier 1 Imports' knowledge, all Section 16(a) filing requirements applicable to Pier 1 Imports' executive officers, directors and greater than 10% beneficial owners during the last fiscal year were observed.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION; CERTAIN RELATED PERSON TRANSACTIONS

Each director of Pier 1 Imports who served as a member of the compensation committee during fiscal year ending March 1, 2008, is identified above under the caption "Directors Attendance at Board and Committee Meetings and at the Annual Meeting of Shareholders" above. During fiscal 2008, there were no compensation committee interlocks or insider participation.

Related Person Transaction Policies and Procedures

Pier 1 Imports' board of directors has adopted a written Related Person Transaction Policies and Procedures which is administered by the nominating and corporate governance committee. The policy applies to any transaction or series of transactions in which Pier 1 Imports is a participant, the amount involved exceeds $120,000 annually and a related person has a direct or indirect material interest. Transactions that fall within the policy will be reviewed by the committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the committee will decide whether or not to approve such transaction and will approve only those transactions that are in the best interest of Pier 1 Imports. The policy provides for standing pre-approval or ratification of certain interested transactions, along with authority for the chairman of the committee to pre-approve or ratify interested transactions subject to the policy which fall below a specified dollar amount.

Transactions with Related Persons

During fiscal 2008, there were no transactions exceeding $120,000 in which Pier 1 Imports was a participant, or is to be a participant, and in which any related person had or will have a direct or indirect material interest.

Pier 1 Imports indemnifies its directors and most of its executive officers to the fullest extent permitted by law and has also entered into agreements with certain of these individuals contractually obligating Pier 1 Imports to provide this indemnification to them.

Pursuant to Mr. Smith's employment agreement, which was approved by the board of directors and is more fully described in the Compensation Discussion and Analysis below, Pier 1 Imports agreed to indemnify Mr. Smith for certain defense costs arising from claims asserted by Mr. Smith's former employer. Pursuant to this agreement Pier 1 Imports paid less than $120,000 during fiscal 2008 in indemnity expenses to outside legal counsel to resolve claims asserted by Mr. Smith's former employer.

ITEMS OF BUSINESS TO BE ACTED UPON AT THE MEETING

ITEM 1 — Election of Directors

The shareholders will vote to elect as directors the eight nominees named below at the annual meeting of shareholders. In order to be elected, a nominee for director must receive the affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote for the election of directors at the meeting. Those elected will serve on the board of directors until the next annual meeting and until their successors are elected and qualified. The board of directors, upon the recommendation of the board of directors' nominating and corporate governance committee, has nominated each person listed below to stand for election. Although Pier 1 Imports does not anticipate that any of the nominees will be unable or unwilling to serve as a director, in the event that is the case, the board of directors may reduce its size or choose a substitute for that nominee.

If a proxy card is signed and returned but no direction is made, the persons named in your proxy will vote your shares "FOR" the election of each of the nominees listed below as a director.

The board of directors unanimously recommends a vote "FOR" the election of each of the following nominees as a director.

Nominees for Directors

JOHN H. BURGOYNE

John H. Burgoyne, age 66, has been a director of Pier 1 Imports since February of 1999. From the beginning of fiscal 2008 through June 28, 2007, he was a member of the compensation committee. Effective June 28, 2007, Mr. Burgoyne became the chairman of the compensation committee. Mr. Burgoyne is retired and served as president of Burgoyne and Associates, an international consulting firm from March of 1996 through February of 2007. From May 1995 to March of 1996, Mr. Burgoyne served as the general manager of IBM's Travel Industry Sector for their Asia Pacific Region. Prior to that time, he served as the president and general manager of IBM China Corporation, Ltd.

MICHAEL R. FERRARI

Michael R. Ferrari, age 68, has been a director of Pier 1 Imports since February 1999. During fiscal 2008, he was a member of the audit committee and chairman of the nominating and corporate governance committee. He has served as senior consultant of the higher education practice of EFL Associates, an executive search firm, since May 2003. He is also the president of Ferrari and Associates LLC, a higher education consulting firm he established in May 2003. Dr. Ferrari was granted the title of Chancellor Emeritus of Texas Christian University by the university's board of trustees on June 1, 2003, and served as chancellor of Texas Christian University and as professor of management in the M. J. Neeley School of Business at Texas Christian University from July 1998 through May 2003. From 1985 to 1998, he served as president of Drake University.

ROBERT B. HOLLAND, III

Robert B. Holland, III, age 55, has been a director of Pier 1 Imports since June 2007. Effective June 28, 2007, he became a member of the compensation committee. He represented the United States on the board of executive directors of the World Bank in various capacities, including executive director and alternate and acting executive director, from 2002 to 2006. During that time, Mr. Holland served on the World Bank's audit committee. Since leaving his position as U.S. executive director, Mr. Holland has served on the board of directors of Max Petroleum plc, where he serves as audit committee chairman. From January 2007 to November 2007, he served on the board of directors of Affiliated Computer Systems, Inc., where he served as a member of the audit committee. Prior to his appointment as U.S. executive director, Mr. Holland was managing director of Texas Ltd., a strategic consulting firm.

KAREN W. KATZ

Karen W. Katz, age 51, has been a director of Pier 1 Imports since June 2001. From the beginning of fiscal 2008 through June 28, 2007, she was a member of the audit committee. Effective June 28, 2007, Mrs. Katz became a member of the executive committee and the compensation committee. She has served as president and chief executive officer of Neiman Marcus Stores since December 2002. In 2007, her responsibilities were expanded and she was elevated to executive vice president, office of the chairman, The Neiman Marcus Group. From May 2000 to December 2002, she served as president and chief executive officer of Neiman Marcus Direct, a division of The Neiman Marcus Group. Prior to that time, she served as executive vice president of stores for Neiman Marcus Stores from February 1998 to May 2000 and senior vice president and director of stores of Neiman Marcus Stores from October 1996 to February 1998.

TERRY E. LONDON

Terry E. London, age 58, has been a director of Pier 1 Imports since September 2003. During fiscal 2008, he was the chairman of the audit committee. In February 2008 London Partners LLC, a private equity investment firm established by Mr. London in August 2000, merged into London Broadcasting Company, Inc. Since October 2007 he has served as president of London Broadcasting Company, Inc. From May 1997 to August 2000 he served as president and chief executive officer of Gaylord Entertainment Company, a specialty lodging and entertainment company. Prior to that time, he served as chief financial and administrative officer of Gaylord Entertainment from November 1991 to April 1997. He also serves as a director of Johnson Outdoors, Inc. and Tri-Artisan Acquisition Corp.

ALEXANDER W. SMITH

Alexander W. Smith, age 55, has been a director of Pier 1 Imports, has served as its president and chief executive officer and has been a member of Pier 1 Imports' executive committee since February 19, 2007. From March 2004 to February 18, 2007, Mr. Smith served as the senior executive vice president, group president of The TJX Companies, Inc. From 2001 to March 2004, Mr. Smith served as executive vice president, group executive, international of The TJX Companies, Inc. He also serves as a director of Papa John's International, Inc. Mr. Smith is not related to Cece Smith.

CECE SMITH

Cece Smith, age 63, has been a director of Pier 1 Imports since June 2007. Effective June 28, 2007, she became a member of the nominating and corporate governance committee and the audit committee. In September of 2007, Ms. Smith retired from her position as Managing General Partner of Phillips-Smith-Machens Venture Partners, a venture capital firm which she co-founded in 1986 that invested in retail and consumer businesses. She serves on the executive boards of the Dallas Symphony Association and the Edwin L. Cox School of Business at Southern Methodist University. She also serves as a director of Brinker International, Inc. Ms. Smith is not related to Alexander W. Smith.

TOM M. THOMAS

Tom M. Thomas, age 66, has been a director of Pier 1 Imports since September 1998. During fiscal 2008 he was the non-executive chairman of the board, chairman of the executive committee and a member of the nominating and corporate governance committee. On February 1, 2008, he formed the law firm Thomas & Blackwood LLP and is a partner in the firm. From August 2005 to January 31, 2008, Mr. Thomas was a shareholder of the Winstead PC law firm (formerly known as Winstead Sechrest & Minick P.C.). From September 2001 to July 2005, he was a senior partner of Kolodey, Thomas & Blackwood, LLP, a law firm. He was also senior partner of Thomas & Culp, LLP, a law firm, from 1994 to August 2001.

The board of directors unanimously recommends a vote "FOR" the election of each of the above named nominees as a director.

ITEM 2 — Proposal to approve a restatement and amendment of the Pier 1 Imports, Inc. Stock Purchase Plan

The board of directors on March 25, 2008 unanimously approved a restatement and amendment of the Pier 1 Imports, Inc. Stock Purchase Plan subject to shareholder approval authorizing, among other things, an additional 2,500,000 shares to the plan and extending the term of the plan for five years.

If a proxy card is signed and returned but no direction is made, the persons named in your proxy will vote your shares "FOR" the proposal. The affirmative vote of holders of a majority of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on this proposal is required to approve the restated and amended plan.

The board of directors unanimously recommends that the shareholders vote "FOR" approval of the restated and amended plan.

General

Pier 1 Imports established the Stock Purchase Plan to provide all eligible employees and directors an opportunity to acquire an ownership interest in Pier 1 Imports and, as a result, provide participants with a more direct concern about our welfare and a common interest with our other shareholders. The plan provides a voluntary method of acquiring shares of Pier 1 Imports' common stock in convenient installments by payroll and other compensation deductions, supplemented by contributions from Pier 1 Imports.

The plan has been in effect since 1980. The plan is administered by the compensation committee. A restatement of the plan as amended was approved by our shareholders in 2004. The term of the plan is five years and the number of shares issuable under the plan is 1,500,000 shares. Pier 1 Imports' board of directors on January 24, 2008 approved a suspension of the plan after the last occurrence in which participant contributions plus Pier 1 Imports' matching contributions could be used to purchase shares of common stock within the authorized amount. The suspension became effective March 29, 2008, at which time the plan had 41,025 remaining authorized shares. Pier 1 Imports' board of directors on March 25, 2008 approved a restatement and amendment of the plan, subject to shareholder approval at the annual meeting, authorizing, among other things, adding an additional 2,500,000 shares to the plan and extending the term of the plan for five years. The plan as restated and amended is described below, and a copy of the plan is attached to this proxy statement as Appendix A.

Eligibility

All of our employees who have attained the age of majority of their state or province of residence and have completed 60 days of employment with Pier 1 Imports, or one of our designated subsidiaries which has adopted the plan, are eligible to participate in the plan. At March 1, 2008, approximately 14,329 employees were eligible to participate in the plan, and 1,586 employees were participants in the plan. Members of our board of directors who are not employees are also eligible to participate in the plan.

Participant Accounts

Pier 1 Imports maintains an account in the name of each participant, deducts funds from each participant's pay as elected and authorized by the participant and pays monthly to the plan for each participant's account the deducted funds plus Pier 1 Imports' contribution on the participant's behalf. The plan allows Pier 1 Imports as the plan administrator to use the contributed funds to purchase shares of Pier 1 Imports' common stock either on the open market or directly from Pier 1 Imports. No open market purchase may be made at a price which is greater than the fair market value for our common stock on the date of purchase. Pier 1 Imports' compensation committee has determined that purchases of shares from our treasury will be based on an average of the NYSE closing prices for Pier 1 Imports' common stock on each Friday during the month. Shares purchased are allocated to the accounts of participants in proportion to the funds received from each respective account. The plan provides that Pier 1 Imports pay any broker's commissions or markups on open market purchases made by a broker.

Each participant acquires full and immediate ownership of all shares and fractional shares allocated to his account. All shares are registered in the name of the plan and remain registered in the plan's name until delivery of the shares to the participant pursuant to the plan. Shares of common stock held by the plan in a participant's account may not be sold, assigned, pledged or otherwise dealt with by the participant, and the participant may request that all of his shares be delivered to him at any time. Any such action, however, will result in the automatic withdrawal of the participant from the plan. Upon termination of employment, the employee's participation in the plan will end and his shares will be distributed upon request or automatically at the same time as shares are distributed to participants as described in the following sentence. All shares in a participant's account, however, will be automatically distributed to the participant pursuant to the plan at least once each calendar year without affecting the participant's participation in the plan.

A participant's account is credited with all dividends, if any, paid on full and fractional shares held in his account. All cash dividends are reinvested under the plan in common stock.

Compensation Deductions and Our Contributions

A participant must specify the amount to be withheld from his compensation, with a minimum of $2.50 per week and a maximum of 20% of his compensation. The plan provides that directors who are not employees may contribute to the plan all or a portion of their cash director fees. Subject to the plan's limitations, compensation deductions may be increased or decreased at any time by the participant. Pier 1 Imports will contribute to the plan an amount equal to 25% of each participant's compensation deduction.

Amendment or Termination of the Plan

The board of directors may amend, suspend or terminate the plan at any time. An amendment, suspension or termination will not result in the forfeiture of any funds contributed by a participant or Pier 1 Imports, or of any shares or fractional shares purchased for a participant, or of any dividends or other distributions with respect to such shares, that were effective before the effective date of the amendment, suspension or termination. Certain material amendments to the plan must be submitted to our shareholders for their approval.

U.S. Federal Income Tax Effects

The amount of Pier 1 Imports' contribution to the plan is treated as "earned income" to the participant, which is subject to federal income tax at ordinary rates, and the participant's withholding taxes will be increased appropriately. Assuming federal income tax withholding requirements are satisfied, Pier 1 Imports receives a deduction for participants' and Pier 1 Imports' contributions to participants' accounts.

Benefits Under the Plan

The following table shows for the persons and groups indicated, the amounts actually contributed in cash by the employee and Pier 1 Imports, and the number of shares purchased under the plan for their respective accounts during the fiscal year ended March 1, 2008.

Pier 1 Imports, Inc. Stock Purchase Plan

Name and Position	Participant Cash Contributions	Pier 1 Imports Cash Contributions	Shares Purchased
Alexander W. Smith(1) President and Chief Executive Officer	N/A	N/A	N/A
Charles H. Turner Executive Vice President and Chief Financial Officer	$ 43,985	$ 21,992	10,936
Gregory S. Humenesky Executive Vice President, Human Resources	$ 4,423	$ 1,261	1,006
Jay R. Jacobs Executive Vice President, Merchandising	$ 40,673	$ 20,337	10,079

Name and Position	Participant Cash Contributions	Pier 1 Imports Cash Contributions	Shares Purchased
Phil E. Schneider Executive Vice President, Marketing (Employment ended August 6, 2007)	$ 8,153	$ 4,077	1,647
David A. Walker Executive Vice President, Planning and Allocations	$ 6,750	$ 6,750	2,231
Executive Group	$ 101,281	$ 53,065	25,609
Non-Executive Director Group(1)	N/A	N/A	N/A
Non-Executive Officer Employee Group	$1,657,378	$769,320	398,295

(1) Neither Mr. Smith nor any of the non-employee directors participated in the Pier 1 Imports, Inc. Stock Purchase Plan during fiscal 2008.

The affirmative votes of holders of a majority of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on this proposal is required to approve the restated and amended plan. If the shareholders do not approve the restated and amended plan, the suspension of the existing plan will continue and the board of directors at their discretion may, pursuant to the terms and conditions of the existing plan, terminate the existing plan.

The board of directors unanimously recommends a vote "FOR" approval of the restated and amended plan.

Equity Compensation Plan Information

The following table sets forth certain information regarding Pier 1 Imports' equity compensation plans as of March 1, 2008.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)(1)
Equity compensation plans approved by Shareholders			
1989 Employee Stock Option Plan	714,825	$15.78	—
1999 Stock Plan	8,811,275	$15.50	—
2006 Stock Incentive Plan	2,051,375	$ 7.60	1,382,124
Equity compensation plans not approved by Shareholders(2)	3,000,000	$ 6.69	—
Total:	14,577,475	$12.59	1,382,124

(1) The number of shares remaining available for future issuance represents shares available for grant under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan. On April 11, 2008, 587,300 stock options, 399,400 shares of restricted stock and 133,040 DSU's were granted under the plan. As of the end of fiscal April 2009, the plan had 452,425 shares available for issuance after forfeitures and shares withheld for withholding tax obligations.

(2) Equity compensation plans not approved by security holders represent the employment inducement stock options granted under the president and chief executive officer's employment agreement. See Note 10 of the Notes to Consolidated Financial Statements in Pier 1 Imports' Annual Report on Form 10-K for fiscal

year ended March 1, 2008, and the Compensation Discussion and Analysis and the Summary Compensation Table below for additional information regarding the material features of this stock option grant.

ITEM 3 — Proposal to Ratify the Audit Committee's Approval to Engage Ernst & Young LLP as Pier 1 Imports' Independent Registered Public Accounting Firm for Fiscal 2009

At a recent meeting of the audit committee, the committee approved engaging Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2009. Ernst & Young served as Pier 1 Imports' independent registered public accounting firm for fiscal 2008. Although approval or ratification of such engagement is not required by our by-laws, Pier 1 Imports is seeking the shareholders' ratification of the audit committee's approval to engage Ernst & Young because we believe that allowing shareholders to express their view on the matter is good corporate governance. SEC Rule 10A-3(b)2 requires that the audit committee "must be directly responsible for the appointment...of any registered public accounting firm." Since the audit committee cannot abdicate this authority to the shareholders, the ratification is not binding on Pier 1 Imports. Any failure of the shareholders to ratify the audit committee's approval to engage Ernst & Young as Pier 1 Imports' independent registered public accounting firm would, however, be considered by the audit committee in determining whether to engage Ernst & Young.

If a proxy card is signed and returned but no direction is made, the persons named in your proxy will vote your shares "FOR" the proposal. The affirmative vote of holders of a majority of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on this proposal is required to ratify the approval to engage Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2009.

The board of directors unanimously recommends a vote "FOR" the ratification of the audit committee's approval to engage Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2009.

Relationship with Independent Registered Public Accounting Firm

Pursuant to its charter, the audit committee is directly responsible for the appointment, compensation, retention and oversight of Pier 1 Imports' independent registered public accounting firm. As described above, the audit committee has approved the engagement of Ernst & Young as Pier 1 Imports' independent registered public accounting firm for the 2009 fiscal year.

The audit committee appointed Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2008. A representative of Ernst & Young is expected to be present at the annual meeting of shareholders and will be given the opportunity to make a statement if he or she so desires and to respond to appropriate questions from shareholders.

Independent Registered Public Accounting Firm Fees

The following table presents fees incurred for professional services rendered by Ernst & Young LLP, Pier 1 Imports' independent registered public accounting firm, for fiscal years ended March 1, 2008 and March 3, 2007.

	March 1, 2008	March 3, 2007
Audit Fees(1)	$1,096,100	$1,232,248
Tax Fees(2)	$ 136,008	$ 228,722
All Other Fees(3)	$ 1,624	$ 1,624
Total Fees	$1,233,732	$1,462,594

(1) Includes fees for services related to the annual audit of the consolidated financial statements, required statutory audits, reviews of Pier 1 Imports' quarterly reports on Form 10-Q and the registered public accounting

firm's report on Pier 1 Imports' internal control over financial reporting, as required under Section 404 of the Sarbanes-Oxley Act of 2002.

(2) Includes fees for services related to tax compliance, tax advice and tax planning.

(3) Includes fees for subscription to online research tool.

Pre-approval of Nonaudit Fees

The audit committee has adopted a policy that requires advance approval of all audit, audit-related, tax and other services performed by the independent registered public accounting firm. The policy provides for pre-approval by the audit committee of specifically defined audit, audit related and tax services. Unless the specific service has been previously pre-approved with respect to a fiscal year, the audit committee must approve the permitted service before the independent registered public accounting firm is engaged to perform it. The audit committee has delegated to the chairman of the audit committee authority to approve permitted services up to $50,000 per engagement provided that the chairman reports any pre-approval decisions to the committee at its next scheduled meeting.

AUDIT COMMITTEE REPORT

Each member of the audit committee is an independent director, pursuant to the independence requirements of the SEC and NYSE. In accordance with the committee's written charter, the committee assists the board of directors in overseeing the quality and integrity of Pier 1 Imports' accounting, auditing and financial reporting practices. In performing its oversight function, the committee reviewed and discussed Pier 1 Imports' audited consolidated financial statements as of and for the fiscal year ended March 1, 2008 with management and Pier 1 Imports' independent registered public accounting firm, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The committee also discussed with Pier 1 Imports' independent registered public accounting firm all matters required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, "Communication with Audit Committees" and, with and without management present, discussed and reviewed the results of the independent registered public accounting firm's examination of the consolidated financial statements.

The committee obtained from the independent registered public accounting firm a formal written statement describing all relationships between the firm and Pier 1 Imports that might affect the firm's independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees", as adopted by the Public Company Accounting Oversight Board. The committee also discussed with the registered public accounting firm any relationships that may have an impact on their objectivity and independence and satisfied ourselves that the registered public accounting firm is independent. The committee also considered whether the provision of non-audit services by Ernst & Young LLP, Pier 1 Imports' independent registered public accounting firm for fiscal 2008, to Pier 1 Imports is compatible with maintaining Ernst & Young LLP's independence.

Based on the above-mentioned review and discussions with management and the independent registered public accounting firm, the committee recommended to the board of directors that Pier 1 Imports' audited consolidated financial statements be included in Pier 1 Imports' Annual Report on Form 10-K for the fiscal year ended March 1, 2008, for filing with the SEC.

AUDIT COMMITTEE

Terry E. London, Chairman
Michael R. Ferrari
Cece Smith

ITEM 4 — Shareholder Proposal

William C. Thompson, Jr., Comptroller of the City of New York, as custodian and a trustee of the New York City Teachers' Retirement System (108,282 shares owned as of January 7, 2008), the New York City Police Pension Fund (40,456 shares owned as of January 7, 2008), and the New York City Fire Department Pension Fund (10,641 shares owned as of January 7, 2008), and as custodian of the New York City Board of Education Retirement System (4,225 shares owned as of January 7, 2008), has submitted for the second year in a row the following proposal in accordance with Rule 14a-8 of the Securities Exchange Act of 1934. Mr. Thompson has indicated to Pier 1 Imports that each of the above systems intend to continue to hold at least $2,000 of Pier 1 Imports' common stock through the date of Pier 1 Imports' annual shareholders meeting. Mr. Thompson's address is c/o The City of New York, Office of the Comptroller, Bureau of Asset Management, 1 Centre Street, Room 736, New York, New York 10007-2341.

At the annual meeting of shareholders held on June 28, 2007 the identical proposal was presented. The board of directors unanimously recommended a vote "AGAINST" the proposal and it was defeated by the shareholders with approximately 74% of the shares entitled to vote on the matter voting "AGAINST" this proposal.

If a proxy card is signed and returned but no direction is made, the persons named in your proxy will vote your shares "AGAINST" this proposal. To be approved, the proposal must receive the affirmative vote of a majority of the shares of the common stock present in person or represented by proxy at the annual meeting and entitled to vote on the subject matter.

The board of directors unanimously recommends a vote "AGAINST" this proposal.

Pay-for-Superior-Performance Proposal

Resolved: That the shareholders of Pier 1 Imports, Inc. ("Company") request that the Board of Director's Executive Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ("Plan"), by incorporating the following principles into the Plan:

1. The annual incentive or bonus component of the Plan should utilize defined financial performance criteria that can be benchmarked against a disclosed peer group of companies, and provide that an annual bonus is awarded only when the Company's performance exceeds its peers' median or mean performance on the selected financial criteria;

2. The long-term compensation component of the Plan should utilize defined financial and/or stock price performance criteria that can be benchmarked against a disclosed peer group of companies. Options, restricted shares, or other equity or non-equity compensation used in the Plan should be structured so that compensation is received only when the Company's performance exceeds its peers' median or mean performance on the selected financial and stock price performance criteria; and

3. Plan disclosure should be sufficient to allow shareholders to determine and monitor the pay and performance correlation established in the Plan.

Supporting Statement: We feel it is imperative that compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance relative to industry peers. We believe the failure to tie executive compensation to superior corporate performance; that is, performance exceeding peer group performance, has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value.

We believe that common compensation practices have contributed to excessive executive compensation. Compensation committees typically target senior executive total compensation at the median level of a selected peer group, then they design any annual and long-term incentive plan performance criteria and benchmarks to deliver a significant portion of the total compensation target regardless of the company's performance relative to its peers. High total compensation targets combined with less than rigorous performance benchmarks yield a pattern of superior-pay-for-average-performance. The problem is exacerbated when companies include annual bonus payments among earnings used to calculate supplemental executive retirement plan (SERP) benefit levels, guaranteeing excessive levels of lifetime income through inflated pension payments.

We believe the Company's Plan fails to promote the pay-for-superior-performance principle. Our Proposal offers a straightforward solution: The Compensation Committee should establish and disclose financial and stock price performance criteria and set peer group-related performance benchmarks that permit awards or payouts in its annual and long-term incentive compensation plans only when the Company's performance exceeds the median of its peer group. A senior executive compensation plan based on sound pay-for-superior-performance principles will help moderate excessive executive compensation and create competitive compensation incentives that will focus senior executives on building sustainable long-term corporate value.

Pier 1 Imports' Response

As noted above, the proposal is identical to a proposal defeated by our shareholders at last year's annual meeting. The proposal requests that Pier 1 Imports' board of directors, through the compensation committee, implement a performance-based incentive plan for senior executives (covering both annual performance-based incentive and long-term compensation) using financial performance criteria that are benchmarked against peer companies. The annual performance-based incentive and long-term compensation would be payable only in the event that Pier 1 Imports' performance exceeded the peers' mean or median performance for the related financial criteria. Pier 1 Imports' current incentive plans (annual and long-term) already utilize financial performance criteria benchmarked against peer companies. They do not condition awards, however, on performance exceeding the mean or median of the peers' performance on the selected financial performance criteria. In our opinion, the proposal continues to be unnecessary in light of Pier 1 Imports' current turnaround efforts, general operating environment and is repetitive in certain aspects of Pier 1 Imports' current policies and practices.

Pier 1 Imports' annual performance-based incentive for executives is administered by the board of directors' compensation committee whose duties include establishing performance goals each year for the payment of cash incentive awards. For fiscal 2008, the committee established a performance measure of consolidated operating cash earnings from continuing operations before interest, taxes, depreciation and amortization ("EBITDA"), but not including unusual or non-recurring charges nor certain non-cash items, each as determined by the committee, or a subcommittee. We refer to this measure as the Profit Goal. For fiscal 2008 the committee set the Profit Goal target level of breakeven ($0) based on projected company performance, for an executive to receive 100% of his or her cash incentive award potential. To determine the Profit Goal levels at which cash incentive awards could be earned, the committee considered recommendations from Pier 1 Imports' compensation consultant, Hewitt Associates LLC. Hewitt's recommendations were derived from a survey of 65 peer companies in the S&P 1500 Specialty Retail Companies. The survey covered performance measure payout levels relative to initial targets at which those peer companies' associates were earning incentive bonuses. The Profit Goal targets and corresponding cash incentive award levels recommended by the committee were subsequently approved by Pier 1 Imports' board of directors. For several fiscal years prior to 2008, none of Pier 1 Imports' senior executives nor key management participants received any incentive payments due to Pier 1 Imports' inability to meet the performance standards in those years.

For fiscal 2008, Pier 1 Imports' long-term incentive plan for executives was comprised of stock option awards and restricted stock awards (time based) issued under our 2006 stock incentive plan which was approved by our shareholders on June 22, 2006. This plan is administered by the compensation committee. Pursuant to the plan, the committee adopted a mix of stock options and time based restricted stock as long-term incentives for Pier 1 Imports' executives for fiscal 2008. The stock option awards were granted at an exercise price equal to the market price on the date of grant and vest equally over four years beginning one year after grant. The time based restricted stock awards vest 33%, 33%, and 34% over three years beginning one year after the date of grant. Each of these grants was subsequently approved by our board of directors.

Pier 1 Imports' stock option awards are designed to promote Pier 1 Imports' success by providing value to our executives only when there is a corresponding increase in value to shareholders. Pier 1 Imports believes that time based restricted stock provides a long-term incentive opportunity that is both competitive in the retail industry and serves as a retention tool. To remain competitive, given our turnaround efforts, Pier 1 Imports must also design its executive incentive package to ensure our ability to attract and retain a highly skilled and motivated executive team, which is critical to our future success and to maximizing shareholder value. Pier 1 Imports' executive pay, therefore, includes a healthy mix of annual cash incentive award and long-term compensation components. Overall pay is heavily weighted with incentive based awards that are realized only when the established performance goals are achieved. Using targets that are benchmarked to exceed peer group performance is, however, unrealistic given the turnaround environment in which Pier 1 Imports currently operates. Further, benchmarking the performance of a peer group of companies would be difficult given the size of the home furnishings industry and the fact that no one company competes directly in all aspects of Pier 1 Imports' business.

As stated, no senior executive or key management employee earned or received a performance cash incentive award for fiscal years 2004, 2005, 2006 and 2007 because the established performance goals for those years were not met. Additionally, all stock option awards granted during those time periods and in fiscal 2008 have an exercise price higher than the closing price of Pier 1 Imports' common stock at the end of fiscal 2008, which was $5.24. In order to remain competitive and return Pier 1 Imports to profitability and beyond, we need to design a pay program that is both motivational and realistically achievable. Pier 1 Imports remains committed to utilizing rigorous performance goals as a measure of executive compensation and benchmarking those goals to peer group studies and surveys. As reflected in the Compensation Discussion and Analysis below, the Pier 1 Imports' designed program for fiscal 2008 was successful in moving Pier 1 Imports toward its goal of profitability and beyond.

It would be unwise at this time to condition payment of incentives to executives and key management on meeting or exceeding performance standards of other peers which bear no relation to Pier 1 Imports' focus on a return to profitability. Pier 1 Imports needs flexibility to design and implement both realistic and achievable annual and long-term incentive plans for its executives and key management team, while taking the factors suggested by the shareholder proposal into consideration, as needed.

The board of directors unanimously recommends a vote "AGAINST" this proposal.

EXECUTIVE COMPENSATION

Compensation Committee Report

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis below. Based on the review and discussion, the compensation committee has recommended to the board of directors that the Compensation Discussion and Analysis be included in Pier 1 Imports' proxy statement.

COMPENSATION COMMITTEE
John H. Burgoyne, Chairman
Robert B. Holland, III
Karen W. Katz

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis disclosure is to provide material information about Pier 1 Imports' compensation objectives and policies for its named executive officers and to put into perspective the tabular disclosures and related narratives that follow it.

Compensation Policies, Principles, and Objectives

Pier 1 Imports has established business priorities as part of our ongoing strategy to return our business to profitability. Pier 1 Imports' success in effectively and efficiently executing these business priorities depends, in large part, on being able to successfully attract, motivate and retain a qualified management team and employees. Sourcing qualified candidates to fill important positions within Pier 1 Imports, especially executive management, in the highly competitive retail environment is challenging, especially when coupled with our ongoing turnaround efforts. Accordingly, Pier 1 Imports' overall compensation philosophy is that our executive compensation plan should be structured to attract and retain highly skilled and motivated individuals who will lead Pier 1 Imports to successful performance that is consistent with shareholders' expectations. We accomplish this by creating total compensation packages which are competitive in the retail industry, fair and equitable among the executives, and which provide strong incentives for the long-term success and performance of Pier 1 Imports. Additionally, Pier 1 Imports provides both short-term and long-term incentives to its executives for the effective management of major functions, teamwork, and effective expense control. Success on these fronts leads to the overall success of Pier 1 Imports. Pier 1 Imports believes that as an executive's level of responsibility increases, a greater portion of that executive's potential total compensation should come from performance-based plans. This aligns management's interests with shareholders' interests as the executive's potential total compensation will only increase when Pier 1 Imports' performance increases.

Putting this philosophy into operation results in a total compensation package for Pier 1 Imports' executive officers approximately equal to the 50th percentile of Pier 1 Imports' peer group when Pier 1 Imports achieves planned financial goals. Total compensation packages are designed to provide a 75th percentile opportunity when Pier 1 Imports' results significantly exceed planned financial goals.

In March 2007, Pier 1 Imports used a group of peer companies to benchmark the base salary, short-term incentive and long-term incentive elements of total compensation. That group included Abercrombie & Fitch Co., Ann Taylor Stores Corporation, Bed Bath & Beyond Inc., Blockbuster Inc., The Bombay Company Inc., Brinker International, Inc., Cash America International, Inc., Charming Shoppes, Inc., Crate & Barrel, Linens 'n Things, Inc., Neiman Marcus, Petco Animal Supplies, Inc., RadioShack Corporation, Rent-A-Center, Inc., Restoration Hardware, Inc., Ross Stores, Inc., Stein Mart, Inc., Tuesday Morning Corporation, Williams-Sonoma, Inc., and Zale Corporation. Data for these companies was provided by Hewitt Associates LLC, an outside consultant.

Upon the Compensation Committee's engagement of Towers Perrin as its outside consultant in August of 2007 (as described above under the caption "Committees of the Board of Directors" — "Compensation

Committee"), a new peer group was selected for executive compensation benchmarking. This group of peer companies was used to benchmark executive officer perquisites, executive and non-employee director stock ownership guidelines and non-employee director compensation. The group included Bed Bath & Beyond Inc., Blockbuster Inc., Borders Group, Inc., Charming Shoppes, Inc., Cost Plus, Inc., Eddie Bauer Holdings, Inc., Jo-Ann Stores, Inc., Kirkland's, Inc., Liz Claiborne Inc., PetSmart, Inc., Restoration Hardware, Inc., Ross Stores, Inc., Stein Mart, Inc., Tuesday Morning Corporation, Williams-Sonoma, Inc., and Zale Corporation.

Executive Compensation Components

In addition to base salary, short-term incentives, and long-term incentives, Pier 1 Imports' compensation program in fiscal 2008 included perquisites, retirement plans, and employment and post-employment agreements. With respect to Mr. Smith, who became Pier 1 Imports' president and chief executive officer on February 19, 2007, these elements are discussed separately below under the caption "Employment Agreements and Post-Employment Consulting Agreements."

Base Salary — Pier 1 Imports designs base salary to (i) reflect an individual's experience, skills and level of responsibility, (ii) provide a fixed amount of compensation commensurate with market conditions for similar jobs, (iii) reflect an executive's individual performance and contribution, and (iv) aid in the retention of key personnel. In fiscal 2008, Pier 1 Imports management, through its human resources compensation group and Pier 1 Imports' chief executive officer, recommended to the compensation committee base pay adjustments for Pier 1 Imports' executive officers at the beginning of the fiscal year. That recommendation was to increase base pay for the executive vice presidents. The current pay of these officers was considered in comparison to the 50th percentile of the selected peer group. The chief executive officer's base salary was addressed in his employment agreement, therefore a base salary increase for him was not presented for consideration. The data showed that the chief executive officer's base salary was between the 50th and 75th peer group percentiles, and the base salaries of the executive vice presidents as a group approximated the 50th peer group percentile. Another factor considered and presented to the compensation committee was that no cash incentive awards were made to executive vice presidents for Pier 1 Imports' fiscal years 2004, 2005, 2006 and 2007. The need to ensure a competitive pay package in order to retain these key executives given the recent hiring of Mr. Smith and his plans to develop and implement business priorities as part of a turnaround strategy for Pier 1 Imports was a critical factor in the base salary analysis. The committee viewed the base salary recommendations, after taking into account the above factors, to be within a reasonable range around the 50th peer group percentile. As a result, the compensation committee agreed to support management's recommendation of these increases effective April 22, 2007.

Short-term Incentives — Pier 1 Imports designs short-term incentive pay to motivate executives to achieve superior annual performance for Pier 1 Imports and to reward an executive's contribution to achieving that financial performance. During fiscal 2008, Pier 1 Imports maintained a short-term incentive plan for its executives and key members of management. The short-term incentive plan used a performance measure of consolidated operating cash earnings from continuing operations before interest, taxes, depreciation, and amortization ("EBITDA"), but not including unusual or non-recurring charges nor certain non-cash items, each as determined by the compensation committee, or a subcommittee. We refer to this measure as the Profit Goal. EBITDA was selected as the underlying financial measure of Pier 1 Imports' Profit Goal because it is a prevalent measure used by other retail companies and focuses on factors that an individual participant's actions can affect. In addition, the Profit Goal is a better measure of core operating profitability because it eliminates the effects of financing and tax decisions as well as unusual charges and more closely reflects cash being generated by Pier 1 Imports' ongoing core operations. The offering of a short-term incentive plan maintains a competitive position with Pier 1 Imports' peer group because meeting annual financial goals leads to the long-term success of Pier 1 Imports. Also, designing the short-term incentive Profit Goal specifically around Pier 1 Imports' financial operations reinforces Pier 1 Imports' turnaround strategy thereby leading to profitability over time.

Three important factors went into developing the short-term incentive plan for fiscal 2008:

- The plan was designed to reinforce the financial turnaround efforts of Pier 1 Imports, and focus management on making the organization more efficient in every way;
- The plan was designed to reward meaningful progress on returning Pier 1 Imports to profitability before a cash incentive award is paid; and
- Competitive pay issue concerns were a consideration since a short-term cash incentive award had not been earned in fiscal years 2004, 2005, 2006 and 2007.

These factors were discussed with the compensation committee and, as a result, the compensation committee and board of directors approved the plan and set breakeven ($0) as the Profit Goal for fiscal 2008. This goal represented significant progress in returning Pier 1 Imports to profitability given the comparable measure achieved in fiscal 2007 of negative $69,800,000. The plan would pay 100% of an individual's target cash incentive award at a Profit Goal of $0, and a maximum of 150% of an individual's target cash incentive award at a Profit Goal of $25,000,000. The incentive plan was designed to pay an initial 10% of an individual's target cash incentive award when the Profit Goal reached negative $45,000,000, or a $24,800,000 improvement over the prior year. A participant's target cash incentive award for fiscal 2008 was expressed as a percentage of the participant's base salary with the exception of Pier 1 Imports' chief executive officer, whose bonus for fiscal 2008 was addressed in his employment agreement. In fiscal 2008, the named executive officers (other than the chief executive officer) had a target cash incentive award of 75% of annual base salary. The Plan required participants to be employed with Pier 1 Imports at the end of fiscal 2008 to receive a cash incentive award, if any. Pier 1 Imports believes that these levels are competitive when compared to Pier 1 Imports' peer group as identified at the beginning of the fiscal year. The actual Profit Goal for fiscal 2008 was calculated as $10,400,000 and the short-term incentive plan achieved its desired effects of turning Pier 1 Imports toward profitability. The calculated Profit Goal resulted in participants earning 120% of their target cash incentive awards.

Long-term Incentives — Pier 1 Imports designs its long-term incentive awards to support Pier 1 Imports' overall objectives of long-term company success and performance, competitiveness in the retail industry, and retention of executives. Pier 1 Imports' long-term incentive plan for fiscal 2008 was comprised of stock option awards and time based restricted stock awards. Pier 1 Imports believes that stock options promote Pier 1 Imports' success by providing value to the executive only when there is a corresponding increase in shareholder value. Pier 1 Imports believes that time based restricted stock provides a long-term incentive opportunity that is both competitive in the retail industry and serves as a retention tool. During the vesting period, restricted stock awards have voting rights and are eligible to receive cash dividends, should cash dividends be paid on Pier 1 Imports' common stock.

Pier 1 Imports' fiscal 2008 long-term incentive plan included two elements: (1) non-qualified stock option awards that vest equally over a four-year period beginning on the first anniversary of the grant date; and (2) time based restricted stock awards that vest 33%, 33% and 34% over a three-year period beginning on the first anniversary of the grant date.

The mix of long-term incentive awards for each executive officer is determined with consideration of both internal pay equity concerns as well as market data. The factors that are taken into account when establishing that mix are:

- setting the awards at the 50th peer group percentile;
- the historical grant practices of Pier 1 Imports;
- the difficulty of identifying a meaningful long-term performance target when executing a business turnaround;
- the affordability of the awards in terms of share usage and accounting expense; and
- the desired message to participants and external constituents for leverage, risk, retention, and performance.

For each named executive officer, other than the chief executive officer, Pier 1 Imports established the following mix of long-term incentive awards for fiscal 2008:

Long-Term Incentive	% of Total Long-Term Incentive
Stock Options	68%
Restricted Stock — Time Based	32%

The value of this long-term incentive mix was determined using Black-Scholes methodology. Pier 1 Imports believes that long-term incentives should consist solely of equity to tie the executives' long-term compensation potential with increased shareholder value. The above mix allocates Pier 1 Imports' long-term incentives in a manner designed to meet this goal. For its chief executive officer, Pier 1 Imports provided long-term incentives pursuant to his employment agreement as discussed below.

Pier 1 Imports distributes long-term incentive awards as soon as possible following receipt of all required approvals. Stock options are granted at the closing price of Pier 1 Imports' common stock on the date of the grant. Pier 1 Imports' practice is for the grants of stock options and restricted stock to be made on the day following board of directors approval allowing Pier 1 Imports to provide information to the market, if any, that may require disclosure as a result of Pier 1 Imports' board of directors meeting at which the grants were approved. Delays in the grant date may occur pending quarterly earnings releases and conference calls or as otherwise directed by the board of directors. For fiscal 2008, the grant date was delayed pending Pier 1 Imports' fourth quarter and year-end earnings release and conference call. Pier 1 Imports does not grant equity compensation awards in anticipation of the release of material non-public information. Similarly, Pier 1 Imports does not time the release of material non-public information based on equity award grant dates. Pier 1 Imports' practice is for the date of grants of stock options and restricted stock for named executive officers to be the same date as grants for all other employees.

Perquisites — During fiscal 2008 Pier 1 Imports paid its named executive officers a pre-determined monthly sum to cover the cost of club dues, automobile expenses, financial planning and tax preparation services, and reimbursed those individuals for certain medical expenses. In light of current trends regarding the payment of perquisites to executives, Pier 1 Imports, at the beginning of fiscal 2009, discontinued the payment of allowances for club dues, automobile expenses, financial planning and tax preparation, and the reimbursement for certain medical expenses. In order to maintain a competitive position within the retail industry with respect to total compensation and in consideration for the discontinuance of these benefits, there was a one-time adjustment to the executive officers' base salaries.

Retirement and Other Plans — Pier 1 Imports offers a supplemental retirement plan which is designed to provide executives with post-employment financial security and to mitigate the effects of deferral limitations on highly compensated individuals in qualified plans such as Pier 1 Imports' 401(k) plan. The plan also assists Pier 1 Imports in attracting and retaining executives. The plan is discussed and described under the caption "Pension Benefits Table for the Fiscal Year Ended March 1, 2008" below.

Pier 1 Imports also offers a non-qualified deferred compensation plan known as the Pier 1 Imports Benefit Restoration Plan to its executives and key members of management. Like the supplemental retirement plan, this plan is designed to provide post-employment financial security and to mitigate the effects of deferral limitations on highly compensated individuals in qualified plans such as Pier 1 Imports' 401(k) plan. The plan also assists Pier 1 Imports in attracting and retaining executives and key members of management. The plan is described and discussed under the caption "Non-Qualified Deferred Compensation Table for the Fiscal Year Ended March 1, 2008" below.

Employment Agreements and Post-Employment Consulting Agreements — From time to time, Pier 1 Imports utilizes employment agreements or post-employment consulting agreements to create continuity of the executive's services and to mitigate the executive's risk of involuntary termination (other than for cause) or the executive's voluntary termination based on a good reason, both events as defined in the respective agreements. Post-employment consulting agreements allow executives to provide certain services to Pier 1 Imports after a qualified termination of employment.

Pier 1 Imports entered into post-employment consulting agreements with Jay R. Jacobs, Executive Vice President, Merchandising on September 13, 1995, Phil E. Schneider, former Executive Vice President, Marketing on July 6, 1993, Charles H. Turner, Executive Vice President and Chief Financial Officer on September 19, 1994 and David A. Walker, Executive Vice President, Planning and Allocations on November 17, 1999.

Mr. Schneider's employment with Pier 1 Imports ended on August 6, 2007 and subsequent to that date Pier 1 Imports settled its obligations under his post-employment consulting agreement in exchange for a release from Mr. Schneider. The settlement amount is reflected in the Summary Compensation Table below.

Effective April 20, 2008, Pier 1 Imports and each of Messrs. Jacobs, Turner and Walker mutually terminated their respective post-employment consulting agreement. There are no further post-employment consulting agreements to which Pier 1 Imports is a party.

Gregory S. Humenesky, Executive Vice President, Human Resources entered into an employment agreement with Pier 1 Imports on February 25, 2005. That agreement expired by its terms on February 29, 2008.

As reflected in last fiscal year's Compensation Discussion and Analysis, Mr. Smith and Pier 1 Imports entered into an employment agreement for Mr. Smith's employment as Pier 1 Imports' president and chief executive officer. The initial term of the employment agreement is for three years, which began on February 19, 2007 and ends on February 27, 2010. The term of the employment agreement renews for one-year periods unless Pier 1 Imports or Mr. Smith gives notice of non-renewal at least 60 days prior to the term expiration.

Pursuant to the employment agreement, Mr. Smith receives a base salary of $1,000,000 per year. That amount has been increased to $1,050,000 per year beginning in fiscal 2009, for the elimination of perquisites discussed above. Pursuant to the employment agreement, Mr. Smith's bonus for fiscal 2008 would be between $500,000 and $750,000. Based on Pier 1 Imports' performance for fiscal 2008, the board of directors approved $750,000 as the fiscal 2008 bonus for Mr. Smith. He will participate in Pier 1 Imports' annual cash incentive award plan for Pier 1 Imports' 2009 and 2010 fiscal years as determined by Pier 1 Imports' compensation committee and board of directors at those times.

Pursuant to Mr. Smith's employment agreement, Mr. Smith was granted two stock options ("Option 1" and "Option 2," and, collectively, the "Options"), to purchase an aggregate of 3,000,000 shares of Pier 1 Imports' common stock. The Options were granted as an employment inducement award, and not under any stock option or other equity incentive plan adopted by Pier 1 Imports.

Option 1 for 1,000,000 shares vested in full on February 19, 2008. If Mr. Smith fails to be employed with Pier 1 Imports between February 19, 2008 and February 28, 2009, and Mr. Smith ends such employment without good reason (as defined in Mr. Smith's employment agreement), then he forfeits 50% of Option 1.

Option 2 for 2,000,000 shares is performance-based and will vest upon meeting consolidated EBITDA targets to be established by the board of directors for fiscal years 2009 and 2010. In conjunction with establishing the short-term incentive plan and performance measures for fiscal 2009 for all other executive officers, the board of directors authorized an amendment to Mr. Smith's employment and option agreements whereby Option 2 will vest up to 1,000,000 shares based upon achieving a percentage of the fiscal 2009 EBITDA target as follows:

100% of the 2009 EBITDA Target — 1,000,000 shares;
96% of the 2009 EBITDA Target — 900,000 shares;
92% of the 2009 EBITDA Target — 800,000 shares;
88% of the 2009 EBITDA Target — 700,000 shares;
84% of the 2009 EBITDA Target — 600,000 shares; and
80% of the 2009 EBITDA Target — 500,000 shares.

Option 2 will vest up to 1,000,000 additional shares based upon achieving a percentage of the fiscal 2010 EBITDA target as follows:

100% of the 2010 EBITDA Target — 1,000,000 shares;
98% of the 2010 EBITDA Target — 900,000 shares;
96% of the 2010 EBITDA Target — 800,000 shares;
94% of the 2010 EBITDA Target — 700,000 shares;
92% of the 2010 EBITDA Target — 600,000 shares; and
90% of the 2010 EBITDA Target — 500,000 shares.

If Pier 1 Imports' aggregate consolidated EBITDA for fiscal years 2009 and 2010 equals or exceeds the sum of the fiscal 2009 EBITDA target plus the fiscal 2010 EBITDA target, then any Option 2 shares that did not vest at the end of fiscal 2009 may be earned and vest at the end of fiscal 2010. Both Option 1 and Option 2 have an exercise price of $6.69 per share and expire February 19, 2017. Subject to certain terms of the employment agreement, Mr. Smith must be employed with Pier 1 Imports at the end of each respective fiscal year for Option 2 to vest.

In addition, pursuant to the employment agreement, during fiscal 2008 Mr. Smith:

- received $500,000 as reimbursement for his lost benefits under the long-range performance incentive plan of his former employer;
- became a participant in Pier 1 Imports' Supplemental Retirement Plan at the same level as his accrued benefits at present value under the supplemental executive retirement plan of his former employer. This was achieved by crediting Mr. Smith with 10 years of plan participation and 6.67 years of credited service as defined by the supplemental retirement plan. Mr. Smith was also given the option to, and did, elect a lump-sum payment option for his accrued benefit under the plan. The calculation of his benefits under the plan is not subject to the plan's cap of $500,000 on accrued annual benefits; and
- received the perquisites described above for Pier 1 Imports' executive officers plus the remaining portion of the allowance of $125,000 for moving, relocation and related expenses, including temporary housing, short-term automobile rental or lease expenses and legal fees. In addition, Pier 1 Imports paid all travel expenses for Mr. Smith and his spouse from February 19, 2007 through May 19, 2007 for travel between Boston and Fort Worth.

The employment agreement contains non-solicitation and non-competition agreements binding Mr. Smith for one year following termination of employment.

Compensation Determinations and Role of Executive Officers

Base pay, short-term incentive and long-term incentive compensation recommendations for the named executive officers were presented to the compensation committee at their meeting in March of 2007. The presentation included recommendations of Pier 1 Imports' chief executive officer and human resources compensation group on those elements of compensation, plus recommended plan design changes, if any, and a summary of all awards to all eligible levels of management. From time to time, these type of presentations may include survey data from a peer group of retail companies for the compensation committee's consideration. That data may include studies and recommendations from independent outside consultants. Generally, the compensation committee approves the fiscal year compensation in March of each year with an effective date in April. Implementation of the equity grant portion of the compensation for the year occurs after compensation committee and board of directors approval.

Pier 1 Imports' Policy on Share Ownership

During fiscal 2008, Pier 1 Imports' board of directors adopted voluntary stock ownership guidelines for its non-employee directors. These guidelines include acquiring ownership of 50,000 or more shares of Pier 1 Imports' common stock within five years of becoming a director. Shares counted toward ownership include open market purchases, beneficial ownership, exercise of stock options, DSU's, and lapse of restrictions on restricted stock. Pier 1 Imports does not have equity or other security ownership requirements or guidelines for its executive officers. Pier 1 Imports has a written insider trading policy that among other things prohibits directors, officers and employees from selling short a Pier 1 Imports security, or trading in options on a Pier 1 Imports security, including calls and puts.

Pier 1 Imports' Policy on Section 162(m)

Pier 1 Imports considers the effect of limitations on deductibility of compensation for federal income tax purposes. Section 162(m) of the Internal Revenue Code generally prohibits public companies like Pier 1 Imports from deducting from corporate income all compensation paid to the chief executive officer or any of the four other most highly compensated officers that exceeds $1,000,000 for each officer during the tax year. Qualifying performance-based compensation paid pursuant to plans approved by shareholders is not subject to this deduction limitation. Pier 1 Imports attempts to preserve the federal tax deductibility of compensation to the extent reasonably practicable when doing so is consistent with the executive compensation objective and goals mentioned above. While Pier 1 Imports is aware of and understands the requirements of Section 162(m), it does not believe that compensation decisions should be based solely upon the amount of compensation that is deductible for federal income tax purposes. Pier 1 Imports may approve elements of compensation for certain officers that are not fully deductible. For fiscal 2008, the only two officers who received compensation that was not fully deductible were Mr. Smith and Mr. Jacobs.

Summary Compensation Table for the Fiscal Years Ended March 1, 2008 and March 3, 2007

The following table sets forth a summary of the compensation in the past two fiscal years for services rendered in all capacities to Pier 1 Imports and its subsidiaries by the chief executive officer, chief financial officer, three other most highly compensated executive officers, and one additional individual for whom disclosure would be required but for the fact that the individual was not serving as a Pier 1 Imports executive officer at the fiscal year-end.

Name & Principal Position	Fiscal Year	Salary(1) ($)	Bonus ($)	Stock Awards(2) ($)	Option Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings(4) ($)	All Other Compensation(5) ($)	Total ($)
Alexander W. Smith	2008	$1,000,000	$750,000	N/A	$1,434,638	$ 0	$3,883,868	$637,144	$7,705,650
President and Chief Executive Officer	2007	$ 22,243	$ 0	N/A	$ 47,296	$ 0	$ 0	$ 46,598	$ 116,137
Charles H. Turner	2008	$ 425,231	$ 0	$141,241	$ 94,609	$387,000	$ 385,998	$ 65,920	$1,499,999
Executive Vice President and Chief Financial Officer	2007	$ 377,692	$ 0	$102,916	$ 42,692	$ 0	$ 107,777	$ 79,832	$ 710,909
Gregory S. Humenesky(6) Executive Vice President, Human Resources	2008	$ 296,923	$ 0	$141,241	$ 102,472	$270,000	$ 12,034	$ 28,252	$ 850,922
Jay R. Jacobs	2008	$ 392,115	$ 0	$141,241	$ 116,212	$351,000	$ 363,390	$ 64,381	$1,428,339
Executive Vice President, Merchandising	2007	$ 377,692	$ 0	$102,916	$ 44,680	$ 0	$ 9,926	$ 74,334	$ 609,548
Phil E. Schneider	2008	$ 157,604	$ 0	$ 37,351	$ 255,178	$ 0	$ 128,028	$386,466	$ 964,627
Executive Vice President, Marketing (Employment ended August 6, 2007)	2007	$ 283,462	$ 0	$102,916	$ 131,570	$ 0	$ 64,994	$ 63,604	$ 646,546
David A. Walker	2008	$ 340,000	$ 0	$141,241	$ 223,573	$306,000	$ 212,893	$ 50,837	$1,274,544
Executive Vice President, Planning and Allocations	2007	$ 291,922	$ 0	$102,916	$ 131,570	$ 0	$ 174,279	$ 51,954	$ 752,641

(1) This column represents the amount of base salary paid to the named executive officer during each fiscal year.

(2) This column represents the dollar amount recognized for financial statement reporting purposes in each fiscal year for the fair value of time based and performance-based restricted stock awards granted during

such fiscal year as well as in prior fiscal years, in accordance with SFAS 123R. The amounts shown exclude the impact of estimated forfeitures related to service based vesting conditions. For time based restricted stock awards, fair value is calculated using the closing price of Pier 1 Imports' common stock on the date of grant. No amount was expensed in fiscal 2008 or fiscal 2007 for the performance-based restricted stock awards granted in fiscal 2007 because it is unlikely that the three-year cumulative EBITDA performance goal of $331,000,000 will be met. These amounts reflect Pier 1 Imports' accounting expense for these awards, and do not necessarily correspond to the actual value that will be recognized by the named executive officer.

(3) This column represents the dollar amount recognized for financial statement reporting purposes for each fiscal year for the fair value of stock options granted in such fiscal year as well as in prior fiscal years, in accordance with SFAS 123R. The amounts shown exclude the impact of estimated forfeitures related to service based vesting conditions. For additional information on the valuation assumptions with respect to the fiscal 2008 grants and grants made prior to fiscal 2008, refer to note #10 to the Pier 1 Imports, Inc. consolidated financial statements in Pier 1 Imports' Annual Report on Form 10-K for the fiscal year ended March 1, 2008 (the "2008 Form 10-K"). These amounts reflect Pier 1 Imports' accounting expense for these awards, and do not necessarily correspond to the actual value that will be recognized by the named executive officers.

Option 1 granted to Mr. Smith to purchase 1,000,000 shares of Pier 1 Imports' common stock on February 19, 2007 vested on February 19, 2008. The grant is being expensed over two years at $2.88 per share. If Mr. Smith fails to be employed with Pier 1 Imports between February 19, 2008 and February 28, 2009 and Mr. Smith ends such employment without good reason (as defined in Mr. Smith's employment agreement), then he forfeits 50% of the option. In accordance with SFAS 123R, no grant date fair value had been determined as of March 1, 2008 for Mr. Smith's Option 2 performance-based options to purchase 2,000,000 shares since performance targets related to these options had not as of that date been set by the board of directors.

(4) This column represents the sum of the change in pension value and above market earnings on non-qualified deferred compensation earnings for each of the named executive officers. During fiscal 2007, Mr. Smith did not participate in a Pier 1 Imports defined benefit plan.

The change in pension value was:

Name	Fiscal 2008	Fiscal 2007
Alexander W. Smith	$3,883,868	N/A
Charles H. Turner	$ 385,629	$107,259
Gregory S. Humenesky	$ 11,799	N/A
Jay R. Jacobs	$ 360,718	$ 8,877
Phil E. Schneider	$ 125,005	$ 64,024
David A. Walker	$ 210,351	$173,593

See the Pension Benefits Table below for additional information.

During fiscal 2008 and 2007, Mr. Smith did not participate in a non-qualified deferred compensation plan. The above market earnings on the non-qualified deferred compensation plan(s) in which the below named executive officers participated were:

Name	Fiscal 2008	Fiscal 2007
Charles H. Turner	$ 369	$ 518
Gregory S. Humenesky	$ 235	N/A
Jay R. Jacobs	$2,672	$1,049
Phil E. Schneider	$3,023	$ 970
David A. Walker	$2,542	$ 686

Above market earnings represent the difference between 120% of the long-term applicable Federal Rate at the time the rate for the plan was selected and the 7.03% and 7.05% annual interest credited in calendar years 2008 and 2007, respectively, by Pier 1 Imports on salary deferred by the named executive officers plus Pier 1 Imports match amounts under the non-qualified deferred compensation plans described under the caption "Non-Qualified Deferred Compensation Table for the Fiscal Year Ended March 1, 2008" below. Additional information on these plans and the indicated named executive officer's participation is shown in that table.

(5) The following table describes each component of the All Other Compensation column in the Summary Compensation Table.

Name	Fiscal Year	Car Allowance	Club Dues Allowance	Cell Phone Allowance	Officer Medical Reimbursement(a)	Financial Planning and Tax Preparation Services Allowance	Tax Gross-Ups(b)	Payments Relating to Employee Savings Plans(c)	Dividends Paid on Restricted Stock(d)	Moving, Relocation and Other Expenses(e)	Total All Other Compensation
Alexander W. Smith	2008	$19,200	$3,900	$ 900	$ 3,111	$20,000	$ 0	$ 4,615	N/A	$585,418	$637,144
	2007	$ 526	$ 107	N/A	$ 0	$ 0	$ 0	$ 0	N/A	$ 45,965	$ 46,598
Charles H. Turner	2008	$14,400	$2,400	$ 900	$ 5,467	$ 8,600	$ 0	$34,153	$ 0	$ 0	$ 65,920
	2007	$13,200	$2,228	N/A	$14,533	$ 7,600	$3,829	$31,336	$7,106	$ 0	$ 79,832
Gregory S. Humenesky	2008	$14,400	$2,400	$ 900	$ 3,312	$ 6,000	$ 0	$ 1,240	$ 0	$ 0	$ 28,252
Jay R. Jacobs	2008	$14,400	$2,400	$ 900	$ 1,615	$ 7,800	$ 0	$37,266	$ 0	$ 0	$ 64,381
	2007	$13,200	$2,228	N/A	$ 4,145	$ 7,600	$2,950	$37,105	$7,106	$ 0	$ 74,334
Phil E. Schneider	2008	$ 6,000	$1,000	$ 0	$ 2,893	$ 0	$ 0	$10,323	$ 0	$366,250	$386,466
(Employment ended August 6, 2007)	2007	$13,200	$2,228	N/A	$ 9,844	$ 5,700	$2,496	$23,030	$7,106	$ 0	$ 63,604
David A. Walker	2008	$14,400	$2,400	$ 900	$ 3,954	$ 6,800	$ 0	$22,383	$ 0	$ 0	$ 50,837
	2007	$13,200	$2,228	N/A	$ 1,510	$ 5,700	$2,511	$19,699	$7,106	$ 0	$ 51,954

(a) This column reports amounts reimbursed to the named executive officers for medical expenses under the Pier 1 Imports Executive Health Expense Reimbursement Plan.

(b) This column reports the amount of gross-ups for taxes paid to the named executive officers.

(c) This column reports (a) Pier 1 Imports matching contributions to the named executive officer's 401(k) savings account equal to the sum of (i) 100% of the first one percent of the participant's elected compensation deferral, and (ii) 50% of the next four percent of the participant's elected compensation deferral, up to the limitations imposed under IRS rules; (b) the same rate of Pier 1 Imports matching contributions to the named executive officer's account in the Pier 1 Imports non-qualified deferred compensation plan known as the Benefit Restoration Plan II, which is subject to the same vesting requirements as Pier 1 Imports' 401(k) Retirement Plan; and (c) Pier 1 Imports matching contributions to the named executive officer's Stock Purchase Plan account equal to 50% of the named executive officer's compensation deduction, other than Mr. Walker whose matching contributions were 100% of his compensation deduction, and Mr. Humenesky whose matching contributions were 20% for a portion of the year and 30% for the remainder of the year.

Those contributions were as follows:

Name	Fiscal Year	401(k)	BRP II	SPP	Total
Alexander W. Smith	2008	$4,615	$ 0	$ 0	$ 4,615
	2007	N/A	N/A	N/A	N/A
Charles H. Turner	2008	$7,039	$ 5,853	$21,261	$34,153
	2007	$6,687	$ 5,765	$18,884	$31,336
Gregory S. Humenesky	2008	$ 0	$ 0	$ 1,240	$ 1,240
Jay R. Jacobs	2008	$6,808	$10,852	$19,606	$37,266
	2007	$6,687	$11,534	$18,884	$37,105
Phil E. Schneider	2008	$2,498	$ 4,077	$ 3,748	$10,323
(Employment ended August 6, 2007)	2007	$5,815	$ 8,711	$ 8,504	$23,030
David A. Walker	2008	$5,100	$10,783	$ 6,500	$22,383
	2007	$4,488	$ 8,711	$ 6,500	$19,699

Pier 1 Imports' 401(k) and Stock Purchase Plan are broad based plans available to all eligible employees on a non-discriminatory basis.

(d) This column reports dividends paid on unvested restricted stock held by the named executive officers.

(e) This column reports the following amounts paid to Mr. Smith pursuant to his employment agreement and as described in the Compensation Discussion and Analysis above:

- $125,000 allowance for moving, relocation, and other expenses ($45,965 paid during fiscal 2007 and $79,035 paid during fiscal 2008);
- Travel expenses of $6,383 paid by Pier 1 Imports during fiscal 2008 for Mr. Smith and his spouse for travel between Boston and Fort Worth; and
- $500,000 reimbursement during fiscal 2008 for lost benefits under the long-range performance incentive plan of his former employer.

This column reports $366,250 paid to Mr. Schneider for termination and settlement of his post-employment consulting agreement.

(6) Mr. Humenesky was not a named executive officer in fiscal 2007.

Grants of Plan-Based Awards for the Fiscal Year Ended March 1, 2008

During fiscal 2008, Pier 1 Imports maintained a short-term incentive plan for senior executives and key members of management in which all of the named executive officers other than Mr. Smith participated. Under the plan, incentive awards in the form of cash are paid if Pier 1 Imports attains certain targeted levels of consolidated operating cash earnings from continuing operations before interest, taxes, depreciation, and amortization, but not including unusual or non-recurring charges nor certain non-cash items, each as determined by the compensation committee, or a subcommittee. We refer to this measure as the Profit Goal. The participant must be employed at the end of the fiscal year to receive any cash incentive award. An executive's cash incentive award potential is expressed as a percentage of his annual base salary for the fiscal year. The cash incentive award target for Messrs. Turner, Humenesky, Jacobs and Walker was 75% of their annual base salary. Mr. Schneider was not employed with Pier 1 Imports at the end of fiscal 2008. The short-term incentive plan is further described in the Compensation Discussion and Analysis above. Mr. Smith's bonus for fiscal 2008 was set pursuant to his employment agreement at a minimum guaranteed amount of $500,000, with a maximum payout of $750,000 at the discretion of the board of directors. This bonus amount is not an incentive plan award and is not included in the table below. However, his actual payout of $750,000 is included in the Summary Compensation Table above under the Bonus column.

During fiscal 2008, Pier 1 Imports granted under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan time based restricted stock awards. These time based awards vest 33%, 33% and 34% each year over a three-year period beginning on the first anniversary of the grant date provided that the participant is employed at the vesting date. Time based restricted stock grants for fiscal 2008 to Messrs. Turner, Humenesky, Jacobs, Schneider and Walker were 12,000 shares each. Mr. Schneider forfeited all of his unvested restricted stock awards upon his termination.

During fiscal 2008, Pier 1 Imports granted under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan non-qualified stock options of 60,000 each to Messrs. Turner, Humenesky, Jacobs, Schneider and Walker that vest equally over a four-year period beginning on the first anniversary of the grant date. The options terminate 10 years from the date of grant. Mr. Schneider's stock option vesting accelerated pursuant to the option grant agreement upon the end of his employment given his age and years of service with Pier 1 Imports. Those fully vested options may be exercised during the three years following his termination.

The following table sets forth information relating to grants of plan-based awards during the fiscal year ended March 1, 2008 to the executive officers named in the Summary Compensation Table. Pier 1 Imports distributes long-term incentive awards as soon as possible following receipt of all required approvals. Stock options are granted at the closing price of Pier 1 Imports' common stock on the date of the grant. Pier 1 Imports' practice is for the grants of stock options and restricted stock to be made on the day following board of directors approval allowing Pier 1 Imports to provide information to the market, if any, that may require disclosure as a result of Pier 1 Imports' board of directors meeting at which the grants were approved. Delays in the grant date may occur pending quarterly earnings releases and conference calls or as otherwise directed by the board of directors. For fiscal 2008, the grant date was delayed pending Pier 1 Imports' fourth quarter and year-end earnings release and conference call.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All other Stock Awards: Number of Shares of Stock or Units(2)	All Other Option Awards: Number of Securities Underlying Options(3)	Exercise or Base Price of Option Awards(4)	Grant Date Fair Value of Stock and Option Awards(5)
Name	Grant Date	Meeting Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/Share)	($)
Alexander W. Smith	N/A	N/A	N/A	N/A	N/A	—	N/A	—	N/A	N/A	N/A	N/A
Charles H. Turner	04/13/2007	03/27/2007	$32,250	$322,500	$483,750	—	N/A	—	12,000	60,000	$7.77	$293,190
Gregory S. Humenesky	04/13/2007	03/27/2007	$22,500	$225,000	$337,500	—	N/A	—	12,000	60,000	$7.77	$293,190
Jay R. Jacobs	04/13/2007	03/27/2007	$29,250	$292,500	$438,750	—	N/A	—	12,000	60,000	$7.77	$293,190
Phil E. Schneider (Employment ended August 6, 2007)	04/13/2007	03/27/2007	N/A	N/A	N/A	—	N/A	—	12,000	60,000	$7.77	$293,190
David A. Walker	04/13/2007	03/27/2007	$25,500	$255,000	$382,500	—	N/A	—	12,000	60,000	$7.77	$293,190

(1) These columns show the potential value of the payout for each named executive officer, other than Mr. Smith, under the short-term incentive plan described above when the threshold, target or maximum amount of the Profit Goal for fiscal 2008 is met provided the named executive officer is employed at the end of the fiscal year. Mr. Schneider was not employed at the end of the fiscal year. The target calculation is based on the named executive officer's fiscal 2008 annual base salary as of the last day of the fiscal year — March 1, 2008. The fiscal 2008 annual base salary in effect for cash incentive award calculations for Mr. Turner was $430,000; for Mr. Humenesky was $300,000; for Mr. Jacobs was $390,000; and for Mr. Walker was $340,000.

(2) This column shows the number of time based restricted stock awards granted to the named executive officer, other than Mr. Smith, in fiscal 2008 pursuant to the Pier 1 Imports 2006 Stock Incentive Plan. These awards vest 33%, 33% and 34% respectively on each anniversary of the grant date provided that the named executive officer is employed on the vesting date. The restricted stock award agreement permits an employee to satisfy his income tax withholding obligations up to the minimum statutory rate by electing to require Pier 1 Imports to purchase unrestricted shares otherwise deliverable. Mr. Schneider forfeited this restricted stock award upon his termination of employment with Pier 1 Imports on August 6, 2007.

(3) This column shows the number of non-qualified stock options granted to each named executive officer, other than Mr. Smith, in fiscal 2008 pursuant to the Pier 1 Imports 2006 Stock Incentive Plan. All of these options become exercisable in annual installments of 25% on each of the four anniversaries of the date of grant, except that they become fully exercisable upon retirement, death, or disability. The stock option award agreement permits an employee to tender previously owned shares to pay the exercise price of an option and permits an employee to satisfy his income tax withholding obligations up to the minimum statutory rate by the delivery of previously owned shares or the withholding of shares otherwise issuable upon exercise of the option. Options terminate (i) at the time of termination of employment if the employment ends without Pier 1 Imports' consent, (ii) the earlier of expiration of the option term or the 91st day after the date of termination in the case of termination with the consent of Pier 1 Imports, (iii) the earlier of expiration of the option term or one year after death or disability, or (iv) the earlier of expiration of the option term, or three years after retirement (defined to be age 65 or over, or age 55 or over with at least 15 years of employment with Pier 1 Imports). Upon retirement, the option award becomes fully vested. Mr. Schneider's employment with Pier 1 Imports was terminated on August 6, 2007 and his options

became 100% vested upon his date of termination and exercisable for three years following the date of termination given his age and years of service as of that date.

(4) This column shows the exercise price for the stock options granted, which was the closing market price of Pier 1 Imports' common stock on April 13, 2007.

(5) This column shows the full grant date fair value of the time based restricted stock awards and the stock options to the named executive officers under SFAS 123R in fiscal 2008. Generally, the full grant date fair value is the amount that Pier 1 Imports would expense in its financial statements over the award's vesting schedule. As Messrs. Schneider and Walker were retirement eligible under the provisions of their stock option grant agreements under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan (given their respective age and years of employment with Pier 1 Imports), the fair value of their stock option awards were expensed in their entirety in fiscal 2008. The grant date fair value of the restricted stock awards was based on the closing price of Pier 1 Imports' common stock on the date of grant of $7.77. For stock options, grant date fair value was calculated using the Black Scholes model value on the date of grant as $3.33. For additional information on the valuation assumptions, refer to note #10 to the Pier 1 Imports, Inc. consolidated financial statements in the 2008 Form 10-K. These amounts reflect Pier 1 Imports' accounting expense and do not necessarily correspond to the actual value that will be recognized by the named executive officers.

Outstanding Equity Awards Table for the Fiscal Year Ended March 1, 2008

The following table provides information on the current outstanding stock option and restricted stock awards held by each named executive officer as of the end of fiscal 2008. Market value was determined using the closing price of Pier 1 Imports' common stock of $5.24 (the NYSE closing price on February 29, 2008, which was the last business day of fiscal 2008).

		Option Awards					Stock Awards			
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(4) (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(5) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have not Vested ($)
Alexander W. Smith	02/19/2007	1,000,000			$ 6.6900	02/19/2017				
	02/19/2007			2,000,000(3)	$ 6.6900	02/19/2017				
Charles H. Turner	10/12/2000	60,000			$10.4375	10/12/2010				
	09/27/2001	75,000			$ 8.2600	09/27/2011				
	09/26/2002	100,000			$20.3800	09/26/2012				
	09/25/2003	100,000			$19.4000	09/25/2013				
	06/28/2004	100,000			$17.2500	06/28/2014				
	07/01/2005	10,000	10,000		$14.2500	07/01/2015				
	06/23/2006	7,500	22,500		$ 7.5500	06/23/2016				
	04/13/2007		60,000		$ 7.7700	04/13/2017				
	07/01/2005						6,120	$32,069		
	06/23/2006						7,370	$38,619		
	04/13/2007						12,000	$62,880		
	06/23/2006								12,000	$62,880
Gregory S. Humenesky	03/03/2005	2,500	2,500		$18.4900	03/03/2015				
	07/01/2005	10,000	10,000		$14.2500	07/01/2015				
	06/23/2006	7,500	22,500		$ 7.5500	06/23/2016				
	04/13/2007		60,000		$ 7.7700	04/13/2017				
	07/01/2005						6,120	$32,069		
	06/23/2006						7,370	$38,619		
	04/13/2007						12,000	$62,880		
	06/23/2006								12,000	$62,880

		Option Awards					Stock Awards			
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(4) (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(5) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have not Vested ($)
Jay R. Jacobs.	09/17/1998	7,500			$ 8.5000	09/17/2008				
	10/12/2000	45,000			$10.4375	10/12/2010				
	09/27/2001	75,000			$ 8.2600	09/27/2011				
	09/26/2002	100,000			$20.3800	09/26/2012				
	09/25/2003	100,000			$19.4000	09/25/2013				
	06/28/2004	100,000			$17.2500	06/28/2014				
	07/01/2005	10,000	10,000		$14.2500	07/01/2015				
	06/23/2006	7,500	22,500		$ 7.5500	06/23/2016				
	04/13/2007		60,000		$ 7.7700	04/13/2017				
	07/01/2005						6,120	$32,069		
	06/23/2006						7,370	$38,619		
	04/13/2007						12,000	$62,880		
	06/23/2006								12,000	$62,880
Phil E. Schneider(6).	09/17/1998	30,000			$ 8.5000	09/17/2008				
(Employment ended	09/14/1999	50,000			$ 5.8125	09/14/2009				
August 6, 2007)	10/12/2000	60,000			$10.4375	08/06/2010				
	09/27/2001	100,000			$ 8.2600	08/06/2010				
	09/26/2002	100,000			$20.3800	08/06/2010				
	09/25/2003	100,000			$19.4000	08/06/2010				
	06/28/2004	100,000			$17.2500	08/06/2010				
	07/01/2005	20,000			$14.2500	08/06/2010				
	06/23/2006	30,000			$ 7.5500	08/06/2010				
	04/13/2007	60,000			$ 7.7700	08/06/2010				
David A. Walker.	03/25/1998	1,800			$18.5000	03/25/2008				
	09/17/1998	6,000			$ 8.5000	09/17/2008				
	03/25/1999	3,500			$ 8.1875	03/25/2009				
	09/14/1999	25,000			$ 5.8125	09/14/2009				
	10/12/2000	60,000			$10.4375	10/12/2010				
	09/27/2001	100,000			$ 8.2600	09/27/2011				
	09/26/2002	100,000			$20.3800	09/26/2012				
	09/25/2003	100,000			$19.4000	09/25/2013				
	06/28/2004	100,000			$17.2500	06/28/2014				
	07/01/2005	10,000	10,000		$14.2500	07/01/2015				
	06/23/2006	7,500	22,500		$ 7.5500	06/23/2016				
	04/13/2007		60,000		$ 7.7700	04/13/2017				
	07/01/2005						6,120	$32,069		
	06/23/2006						7,370	$38,619		
	04/13/2007						12,000	$62,880		
	06/23/2006								12,000	$62,880

(1) For better understanding of this table, we have included an additional column showing the grant date of the stock options and restricted stock awards.

(2) Stock options become exercisable in accordance with the vesting schedule below:

Grant Date	Vesting
07/01/2005, 06/23/2006 and 04/13/2007	25% per year beginning on the anniversary of grant date.
02/19/2007	As described and discussed in the Compensation Discussion and Analysis above, Option 1 for Mr. Smith vested in full on February 19, 2008.

(3) Refer to the Compensation Discussion and Analysis above on Option 2 granted to Mr. Smith for a discussion of its vesting.

(4) Time based restricted stock awards vest according to the following schedule:

Grant Date	Vesting
07/01/2005, 06/23/2006 and 04/13/2007	33%, 33% and 34% respectively on each anniversary of the grant date provided that the participant is employed at the vesting date.

(5) Performance-based restricted stock awards vest according to the following schedule:

Grant Date	Vesting
06/23/2006	Cliff vest on February 28, 2009 if three-year cumulative EBITDA is at least $331,000,000 provided that the participant is employed at the end of the three fiscal years.

(6) Upon the termination of Mr. Schneider's employment on August 6, 2007, all unvested restricted stock awards (time and performance-based) were forfeited. His stock options are exercisable until the earlier of expiration of the option term of 10 years from the grant date, or August 6, 2010.

Option Exercises and Stock Vested Table for the Fiscal Year Ended March 1, 2008

The following table provides information for each named executive officer on (a) stock option exercises during fiscal 2008, including the number of shares acquired upon exercise and the value realized, and (b) the number of shares for which forfeiture restrictions lapse upon the vesting of time based restricted stock awards and the value realized. In each event the value realized is before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards(1)		
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Grant Date	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Alexander W. Smith	0	$0	N/A	N/A	N/A
Charles H. Turner	0	$0	06/23/2006	3,630	$30,165
			07/01/2005	5,940	$50,431
Gregory S. Humenesky	0	$0	06/23/2006	3,630	$30,165
			07/01/2005	5,940	$50,431
Jay R. Jacobs	0	$0	06/23/2006	3,630	$30,165
			07/01/2005	5,940	$50,431
Phil E. Schneider (Employment ended August 6, 2007)	0	$0	06/23/2006	3,630	$30,165
			07/01/2005	5,940	$50,431
David A. Walker	0	$0	06/23/2006	3,630	$30,165
			07/01/2005	5,940	$50,431

(1) On June 23, 2006 and July 1, 2005, Messrs. Turner, Humenesky, Jacobs, Schneider and Walker were each granted 11,000 shares and 18,000 shares, respectively, of restricted stock that vest 33%, 33% and 34% on each anniversary of the grant date provided that the participant is employed at the vesting date. On June 23,

2007, the forfeiture restrictions lapsed on 3,630 shares with a market price of $8.31 as of that date. On July 1, 2007, the forfeiture restrictions lapsed on 5,940 shares with a market price of $8.49 as of that date.

Pension Benefits Table for the Fiscal Year Ended March 1, 2008

Pier 1 Imports' chief executive officer and the named executive officers participate in a plan which was adopted by Pier 1 Imports in 1995 and is known as the Supplemental Retirement Plan. The plan provides upon death, disability, or retirement, or termination of employment (including termination of employment in certain circumstances as a result of a change in control) for reasons other than cause (as defined in the plan) each participant will receive a life annuity based on an annual benefit which generally equals 60% of the participant's highest three-year average of annual salary and bonus offset by Social Security retirement benefits. As shown in Pier 1 Imports' Form 8-K filed on November 15, 2007, Mr. Smith has been offered, and he has elected, a lump-sum payment option of the actuarial equivalent of his benefit. As shown in Pier 1 Imports' Form 8-K filed on April 24, 2008, Messrs. Turner, Jacobs and Walker have been offered, and each has elected, a lump-sum payment option of the actuarial equivalent of his benefit. Effective April 20, 2008, Mr. Humenesky has been offered, and he has elected, a lump-sum payment option of the actuarial equivalent of his benefit. For the named executive officers (other than Mr. Smith), the annual life annuity amount cannot exceed $500,000. Mr. Smith's benefit calculation is not subject to this limitation. Participation in the plan for Pier 1 Imports' chief executive officer is governed by certain provisions of his employment agreement, which are outlined in the Employment Agreements discussion of the Compensation Discussion and Analysis above. For certain participants the plan also provides that in the event of disability or retirement, those participants and their dependents have the lifetime right to participate in comparable major medical and hospitalization insurance coverage as made available generally to Pier 1 Imports employees and their dependents. If the executive elects such coverage he must pay a portion of the total premium. In the event of termination of employment (for reasons other than cause) prior to retirement eligibility, the participant and his dependents have the right to participate in such comparable major medical and hospitalization insurance coverage during the 15 years immediately after the date the participant attains age 65. If the participant elects such coverage he must pay the total premium. Termination of employment in certain circumstances as a result of a change in control may constitute retirement under the plan.

The following table shows the present value of each named executive officer's total accumulated benefit under Pier 1 Imports' Supplemental Retirement Plan as of the fiscal year ended March 1, 2008.

Name	Number of Years Credited Service(1) (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Alexander W. Smith	8.67	$3,883,868(2)	$ 0
Charles H. Turner	16	$1,855,880	$ 0
Gregory S. Humenesky	4	$ 11,799	$ 0
Jay R. Jacobs	30	$2,439,105	$ 0
Phil E. Schneider (Employment ended August 6, 2007)	22	$2,005,059(3)	$74,673(4)
David A. Walker	38	$1,258,690	$ 0

(1) With the exception of Mr. Smith, the number of years of credited service for plan purposes equals the years of credited vesting service as determined by Pier 1 Imports' 401(k) plan for the participant, regardless of whether the participant is actually participating in the 401(k) plan. In all cases except Mr. Smith, the years of credited service shown equals the named executive officer's years of employment with Pier 1 Imports. Pursuant to his employment agreement, Mr. Smith was entitled to participate in the Supplemental Retirement Plan so as to achieve the same level of benefit as his accrued benefit under the supplemental executive retirement plan of his former employer. Therefore, Mr. Smith was credited with 10 years of plan participation upon enrollment in the plan and 6.67 years of credited service as of his employment date with Pier 1 Imports. The additional 6.67 years of credited service account for $3,104,410 of his total present value of accrued benefits of $3,883,868. In accordance with Pier 1 Imports' 401(k) plan, and as of

the end of fiscal 2008, Mr. Smith has achieved two additional years of credited service based upon his employment date.

(2) Includes the present value of medical insurance premiums payable to Mr. Smith in the event of early retirement.

(3) Includes the present value of medical insurance premiums paid for Mr. Schneider resulting from his early retirement as described below.

(4) This amount includes $5,899 paid to Mr. Schneider for medical coverage under the plan ($1,926 of this medical amount was a tax gross-up).

Benefits under the plan for each participant are prorated for years of credited service with Pier 1 Imports of less than 20 years. In addition, each participant becomes vested in that benefit based on years of plan participation under the following schedule:

Years of Plan Participation	Vesting Percentage
Less than 1	0%
1 but less than 2	10%
2 but less than 3	20%
3 but less than 4	30%
4 but less than 5	40%
5 but less than 6	50%
6 but less than 7	60%
7 but less than 8	70%
8 but less than 9	80%
9 but less than 10	90%
10 or more	100%

Vesting is accelerated to 100% upon an early retirement, normal retirement, termination of employment in certain circumstances as a result of a change in control of Pier 1 Imports, or death or disability of the participant. The years of plan participation for Mr. Smith are 10 years, for Mr. Humenesky are 2 years, for Mr. Jacobs are 12 years, for Mr. Schneider are 11 years, for Mr. Turner are 12 years, and for Mr. Walker are 7 years.

None of the named executive officers qualifies for normal retirement under the plan, which requires a participant's attainment of age 65. A participant qualifies for early retirement if the participant has at least 10 years of plan participation and retires at or after age 55 and before age 65. If a participant retires from Pier 1 Imports after age 55 but before age 65, the calculated benefit prior to adjustment for Social Security benefits is reduced by 5% for each year that retirement precedes age 65. Mr. Smith is eligible for early retirement. On the date Mr. Schneider's employment ended with Pier 1 Imports, he was age 55 and qualified for early retirement.

Refer to note #9 to the Pier 1 Imports, Inc. consolidated financial statements in the 2008 Form 10-K for a discussion of the valuation method and material assumptions applied in quantifying the present value of the current accrued benefit for both plans shown in the Pension Benefits Table above.

Non-Qualified Deferred Compensation Table for the Fiscal Year Ended March 1, 2008

The following table shows the value as of the fiscal year ended March 1, 2008 of each named executive officer's total benefit under each non-qualified deferred compensation plan of Pier 1 Imports in which the executive participates. Mr. Smith did not participate in either plan described below during fiscal 2008. Pier 1 Imports' non-qualified deferred compensation plans are:

- *Pier 1 Imports Benefit Restoration Plan* — The Pier 1 Imports Benefit Restoration Plan ("BRP") was established by Pier 1 Imports in April 1990. The BRP permits select members of management and highly compensated employees of Pier 1 Imports to defer current compensation (generally W-2 earnings). Additionally, Pier 1 Imports recognizes the value of the past and present services of employees participating in the BRP by making matching contributions to employee deferrals plus paying interest earnings on the deferral and match amounts. Pier 1 Imports' matching contribution is (i) 100% of the first one percent of the participant's compensation deferral, and (ii) 50% of the next four percent of the participant's compensation deferral.

Each participant's deferral and matched amounts are credited at least quarterly with an amount of interest at an annual rate equal to Moody's Corporate Bond Index plus 1%. Over the last three fiscal years, the annual interest rates have ranged from 6.63% to 7.13%. During fiscal 2008, the interest rates were 7.05% through December 31, 2007 and 7.03% January 1, 2008 through March 1, 2008. Participants' accounts are paid to them upon separation from Pier 1 Imports in a lump-sum amount unless the participant has previously elected and qualified for a five-year installment form of payment. Participants may also elect an in-service lump-sum distribution with a 10% penalty for early withdrawal. Participants' deferral amounts and the interest earned on those amounts are fully vested. No loans are permitted. Matching contributions and the interest earned on those contributions are subject to the same vesting requirements as Pier 1 Imports' 401(k) retirement plan regardless of whether the participant is actually participating in the 401(k) plan. The 401(k) vesting schedule is 20% per year of service (as defined in the plan) beginning with two years of service. Participants are fully vested in Pier 1 Imports matching contributions plus earnings after six years of service with Pier 1 Imports.

Effective December 31, 2004, the BRP was closed to further contributions by participants. The plan was renamed the BRP I and Pier 1 Imports offered after that date the BRP II plan described below. Only vested account balances remain in the BRP I along with the interest continuing to be earned on those amounts.

- *Pier 1 Imports Benefit Restoration Plan II* — All unvested BRP I amounts were transferred to the Pier 1 Imports BRP II. The BRP II has the same purpose as the BRP I, but was adopted to separate the portion of the BRP that became subject to new deferred compensation taxation laws effective January 1, 2005 generally referred to as 409A.

  BRP II participants may defer pre-tax amounts of up to 20% of their compensation (generally W-2 earnings). Participants' contributions and the interest earned on those contributions are fully vested. No loans are permitted. Pier 1 Imports' matching contribution is (i) 100% of the first one percent of the participant's compensation deferral, and (ii) 50% of the next four percent of the participant's compensation deferral. Matching contributions and the interest earned on those contributions are subject to the same vesting requirements as Pier 1 Imports' 401(k) retirement plan regardless of whether the participant is actually participating in the 401(k) plan. The 401(k) vesting schedule is 20% per year of service (as defined in the plan) beginning with two years of service. Participants are fully vested in Pier 1 Imports' matching contributions plus earnings after six years of service with Pier 1 Imports.

  Each participant's deferral amount plus the Pier 1 Imports match is credited at least quarterly with an amount of interest at an annual rate equal to Moody's Corporate Bond Index plus 1%. Over the last three fiscal years, the annual interest rates have ranged from 6.63% to 7.13%. During fiscal 2008, the interest rates were 7.05% through December 31, 2007 and 7.03% January 1, 2008 through March 1, 2008. The BRP II allows for an in-service lump-sum distribution for an unforeseen emergency. Unless participants elect to have their account balance paid out to them in five annual installments, then upon separation from Pier 1 Imports their current balance is paid out to them in lump-sum distribution, subject to delay as required by 409A.

Trusts have been established for the purpose of setting aside funds to be used to settle obligations under the benefit restoration plans. The trusts assets are consolidated in Pier 1 Imports' financial statements and consist of interest yielding investments aggregating $1,459,000 at March 1, 2008. The trusts also own and are the beneficiaries of a number of insurance policies on the lives of current and past key executives. At March 1, 2008, the cash surrender value of these policies was $7,187,000. These investments are restricted and may only be used to satisfy BRP obligations. Any future contributions will be made at the discretion of the board of directors and may be made in the form of cash or other assets such as life insurance policies.

Name	Executive Contributions in Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year(2) ($)	Aggregate Earnings in Last Fiscal Year(3) ($)	Aggregate Withdrawals / Distributions(4) ($)	Aggregate Balance at Last Fiscal Year-End(5) ($)
Charles H. Turner					
BRP I	$ 0	$ 0	$ 2,074	$313,536	$ 0
BRP II	$ 7,805	$ 5,853	$ 3,162	$ 0	$ 53,415
Gregory S. Humenesky					
BRP II	$ 0	$ 0	$ 3,295	$ 0	$ 48,567
Jay R. Jacobs					
BRP I	$ 0	$ 0	$27,089	$603,842	$ 0
BRP II	$18,087	$10,852	$10,664	$ 0	$171,359
Phil E. Schneider (Employment ended August 6, 2007)					
BRP I	$ 0	$ 0	$35,857	$671,354	$ 0
BRP II	$13,588	$ 4,077	$ 6,655	$109,085	$ 0
David A. Walker					
BRP I	$ 0	$ 0	$32,822	$ 0	$483,750
BRP II	$21,565	$10,783	$ 5,345	$ 0	$ 96,255

(1) Reflects participation by Messrs. Turner, Humenesky, Jacobs, Schneider and Walker during fiscal 2008 in the Pier 1 Imports Benefit Restoration Plan II. These deferral amounts are included in each executive officer's salary amount in the Summary Compensation Table above.

(2) Reflects Pier 1 Imports' matching contribution credited to the account of the named executive officer pursuant to the BRP II. These amounts are also included as All Other Compensation in the Summary Compensation Table above.

(3) Reflects interest earnings on each compensation deferral listed plus applicable matching contributions. The interest earnings shown are the total amount of interest payments accrued. See footnote 4 to the Summary Compensation Table above for the above market earnings portion of these interest earnings in fiscal 2008.

(4) In fiscal 2008, BRP I and BRP II plan account distributions for Mr. Schneider were made pursuant to the end of his employment. In addition, Mr. Jacobs and Mr. Turner elected an in-service lump-sum distribution of their BRP I accounts subject to a 10% penalty for early withdrawal which was netted out of the distributions shown in the table above. No other withdrawals or distributions were made to the named executive officers in fiscal 2008.

(5) All executives listed in the table above are fully vested in the BRP I and BRP II with the exception of Mr. Humenesky who is 60% vested.

Potential Payments upon Termination or Change in Control

The following table shows potential payments to our named executive officers under existing contracts, agreements, plans or arrangements to which they are a party for various scenarios including a change in control or termination of employment, assuming the event occurred on March 1, 2008 and, where applicable, using the closing price of Pier 1 Imports' common stock of $5.24 (the NYSE closing price on February 29, 2008). The table below does not include normal (versus early) retirement payout information because as of March 1, 2008 none of the named executive officers who participate in Pier 1 Imports' Supplemental Retirement Plan were eligible for normal retirement. Mr. Schneider is excluded from the tabular discussion below as his employment with Pier 1 Imports ended on August 6, 2007. On October 29, 2007, Mr. Schneider was paid $366,250 for settlement of his post-employment consulting agreement in connection with the end of his employment. Retirement benefits and payments to Mr. Schneider are set forth in the Summary Compensation, the Pension Benefits and the Non-Qualified Deferred Compensation Tables above. For additional information regarding the Supplemental Retirement Plan, please reference the Pension Benefits discussion above. Potential payments to our named executive officers upon termination of employment under Pier 1

Imports' non-qualified deferred compensation arrangements are discussed in the Non-Qualified Deferred Compensation Table above.

This disclosure is based on the terms and provisions of the plans as they existed at the end of Pier 1 Imports' fiscal year 2008, and Pier 1 Imports' interpretation of these terms and provisions at that time. One or more of the plans identified may allow the administration committee of such plan to amend the plan or award grant agreements pursuant to the plan subject to certain restrictions, or both. In such an event, the disclosures shown below would vary depending on the amendment or restriction.

Mr. Smith's employment agreement contains non-solicitation and non-competition agreements binding Mr. Smith for one year following termination of employment. Additionally, stock option grants under the 1989 Plan, 1999 Plan and 2006 Plan (as described in the footnotes below) are subject to certain non-competition, non-solicitation and confidentiality agreements which, if violated by an optionee during employment, or within three years after termination of employment in the event of early retirement, will result in termination of the option grant.

	Voluntary Termination ($)	Early Retirement ($)	Voluntary Good Reason Termination ($)	Involuntary Without Cause Termination ($)	For Cause Termination ($)	Change in Control ($)	Death ($)	Disability ($)
Alexander W. Smith								
Employment Agreement								
Compensation/Benefits	$ 0	N/A	$2,100,000(13)	$2,100,000(13)	$0	$ 0	$ 0	$ 262,500(13)
Supplemental Retirement Plan(1)								
Benefit Payment	$4,505,700	$4,505,700	$4,505,700	$4,505,700	$0	$7,772,768	$1,371,097	$4,505,700
Insurance Premiums	$ 80,717	$ 80,717	$ 80,717	$ 80,717	$0	$ 80,717	$ 0	$ 80,717
Stock Options	$ 0	N/A	$ 0(13)	$ 0(13)	$0	$ 0	$ 0	$ 0(13)
Charles H. Turner								
Post-Employment Consulting Agreement(14)								
Salary Continuation	$ 0	N/A	$ 860,000	$ 860,000	$0	N/A	N/A	N/A
Insurance Premiums	$ 0	N/A	$ 10,463	$ 10,463	$0	N/A	N/A	N/A
Supplemental Retirement Plan(1)								
Benefit Payment	$1,855,880	N/A	$1,855,880	$1,855,880	$0	$4,912,494	$1,606,531	$2,235,641
Insurance Premiums	$ 0	N/A	$ 0	$ 0	$0	$ 97,658	$ 0	$ 97,658
Restricted Stock Awards								
Time Based	$ 0(2)	N/A(3)	$ 0(2)	$ 101,499(4)	$0(2)	$ 133,568(5)	$ 101,499(6)	$ 101,499(6)
Performance-based	$ 0(2)	N/A(3)	$ 0(2)	$ 62,880(4)	$0(2)	$ 62,880(5)	$ 62,880(6)	$ 62,880(6)
Stock Options	$ 0(7)	N/A(8)	$ 0(7)	$ 0(9)	$0(10)	$ 0(11)	$ 0(12)	$ 0(12)
Gregory S. Humenesky								
Supplemental Retirement Plan(1)								
Benefit payment	$ 11,799	N/A	$ 11,799	$ 11,799	$0	$ 122,638	$ 39,699	$ 115,890
Insurance Premiums	$ 0	N/A	$ 0	$ 0	$0	$ 58,172	$ 0	$ 58,172
Restricted Stock Awards								
Time Based	$ 0(2)	N/A(3)	$ 0(2)	$ 101,499(4)	$0(2)	$ 133,568(5)	$ 101,499(6)	$ 101,499(6)
Performance-based	$ 0(2)	N/A(3)	$ 0(2)	$ 62,880(4)	$0(2)	$ 62,880(5)	$ 62,880(6)	$ 62,880(6)
Stock Options	$ 0(7)	N/A(8)	$ 0(7)	$ 0(9)	$0(10)	$ 0(11)	$ 0(12)	$ 0(12)
Jay R. Jacobs								
Post-Employment Consulting Agreement(14)								
Salary Continuation	$ 0	N/A	$ 780,000	$ 780,000	$0	N/A	N/A	N/A
Insurance Premiums	$ 0	N/A	$ 8,214	$ 8,214	$0	N/A	N/A	N/A
Supplemental Retirement Plan(1)								
Benefit payment	$2,439,105	N/A	$2,439,105	$2,439,105	$0	$5,636,255	$1,949,799	$2,516,324
Insurance Premiums	$ 0	N/A	$ 0	$ 0	$0	$ 99,104	$ 0	$ 99,104
Restricted Stock Awards								
Time Based	$ 0(2)	N/A(3)	$ 0(2)	$ 101,499(4)	$0(2)	$ 133,568(5)	$ 101,499(6)	$ 101,499(6)
Performance-based	$ 0(2)	N/A(3)	$ 0(2)	$ 62,880(4)	$0(2)	$ 62,880(5)	$ 62,880(6)	$ 62,880(6)
Stock Options	$ 0(7)	N/A(8)	$ 0(7)	$ 0(9)	$0(10)	$ 0(11)	$ 0(12)	$ 0(12)
David A. Walker								
Post-Employment Consulting Agreement(14)								
Salary Continuation	$ 0	N/A	$ 680,000	$ 680,000	$0	N/A	N/A	N/A
Insurance Premiums	$ 0	N/A	$ 12,443	$ 12,443	$0	N/A	N/A	N/A
Supplemental Retirement Plan(1)								
Benefit payment	$1,258,690	N/A	$1,258,690	$1,258,690	$0	$3,702,671	$1,522,474	$2,447,300
Insurance Premiums	$ 0	N/A	$ 0	$ 0	$0	$ 87,925	$ 0	$ 87,925
Restricted Stock Awards								
Time Based	$ 0(2)	$ 101,499(3)	$ 0(2)	$ 101,499(4)	$0(2)	$ 133,568(5)	$ 101,499(6)	$ 101,499(6)
Performance-based	$ 0(2)	$ 62,880(3)	$ 0(2)	$ 62,880(4)	$0(2)	$ 62,880(5)	$ 62,880(6)	$ 62,380(6)
Stock Options	$ 0(7)	$ 0(8)	$ 0(7)	$ 0(9)	$0(10)	$ 0(11)	$ 0(12)	$ 0(12)

(1) The amounts shown for voluntary termination, voluntary good reason termination, and involuntary without cause termination represent the present value of the life annuity termination benefit for each named executive officer, other than Mr. Smith, under the indicated plan which is payable beginning at age 65. For Mr. Smith, the amounts shown represent a lump-sum amount of the actuarial equivalent of his benefit under the plan given his eligibility for early retirement under the plan. The amount shown for change in control represents the present value of the life annuity payment and insurance premiums for each named

executive officer (for Mr. Smith, the lump-sum amount of the actuarial equivalent of his benefits) assuming the executive officer is involuntarily terminated other than for cause or leaves the employment of Pier 1 Imports for good reason (as defined in the plan) within 24 months of a change in control (as defined in the plan) of Pier 1 Imports.

(2) Under grant agreements pursuant to the 1993 Management Restricted Stock Plan ("1993 Plan") and the 2006 Stock Incentive Plan ("2006 Plan") termination of employment for any reason results in a forfeiture to Pier 1 Imports of all unvested restricted stock awards. The amounts shown in the table assume that the vesting acceleration discussed in footnote 4 or 5 below does not occur upon a voluntary termination of employment.

(3) Under the 2006 Plan, the plan's administrative committee ("Committee") may, in its discretion, notwithstanding the grant agreement, upon a participant's retirement fully vest any and all Pier 1 Imports' common stock awarded pursuant to a restricted stock award. Although the plan does not define retirement, for the purposes of this table, eligibility for early retirement assumes attainment of age 55 plus 15 years of service with Pier 1 Imports, and eligibility for normal retirement assumes age 65 regardless of years of service. These are the same parameters for early retirement and normal retirement used in Pier 1 Imports' stock option grants. The amount shown for Mr. Walker, who is eligible for early retirement on March 1, 2008, assumes the Committee, in its discretion, fully vested the restricted stock grants under the 2006 Plan. Value shown is market price on March 1, 2008 of $5.24 per share times the number of shares. Messrs. Turner, Humenesky and Jacobs, given their ages of 51, 56 and 53, respectively, were not eligible for early retirement under the above parameters. Although Mr. Humenesky has attained the age of 55, he does not have 15 years of service with Pier 1 Imports to be eligible for early retirement.

(4) Under the 2006 Plan the Committee in its discretion may, notwithstanding the grant agreement, upon termination without cause, fully vest any and all Pier 1 Imports' common stock awarded pursuant to a restricted stock award. The amount shown assumes the Committee fully vested any and all restricted stock grants under the 2006 Plan. Value shown is market price on March 1, 2008 of $5.24 per share times the number of shares.

(5) Under the 1993 Plan, the compensation committee of the board of directors may accelerate the vesting of restricted stock awards if such action is in the best interest of Pier 1 Imports. Under the 2006 Plan the Committee may, in its discretion, upon a corporate change (as defined in the plan) fully vest any or all common stock awarded pursuant to a restricted stock award. This amount assumes the Committee fully vested the restricted stock grants under the 1993 Plan and 2006 Plan. Value shown is market price on March 1, 2008 of $5.24 per share times the number of shares.

(6) Under the 2006 Plan, the Committee, in its discretion, may upon death or disability fully vest a restricted stock award. The amount shown assumes the Committee fully vested the restricted stock grants under the 2006 Plan. Value shown is market price on March 1, 2008 of $5.24 per share times the number of shares. The 1993 Plan includes death and disabiliy as termination of employment events.

(7) Grants of stock options under Pier 1 Imports' 1989 Employee Stock Option Plan ("1989 Plan"), 1999 Stock Plan ("1999 Plan") and the 2006 Plan each allows upon a termination with the consent of Pier 1 Imports for the optionee to have until the earlier of (a) the expiration of the option term, or (b) the 91st day after the date of termination (three months in the 1989 Plan) to exercise any shares vested as of the date of termination. No named executive officer has stock options with an intrinsic value.

(8) Under the 1989 Plan, 1999 Plan and the award agreements pursuant to the 2006 Plan, eligibility for early retirement requires attainment of the age of 55 years, plus 15 years of service with Pier 1 Imports. Eligibility for normal retirement is attained at age 65 regardless of years of service. Under the 1999 Plan and the award agreements pursuant to the 2006 Plan the vesting of all options is accelerated upon retirement. The 1989 Plan allows the optionee to exercise all shares that are vested on the date of retirement; however, all options under the 1989 Plan are fully vested. Optionees would have until the earlier of (a) the expiration of the option term, or (b) three years from the date of retirement to exercise the vested shares. Only Mr. Walker is eligible for early retirement given his age and years of service with Pier 1 Imports. No named executive officer has stock options with an intrinsic value.

(9) Upon termination of employment with the consent of Pier 1 Imports, optionees have until the earlier of (a) the expiration of the option term, or (b) the 91st day after the date of termination (three months in the 1989 Plan) to exercise the shares vested as of termination. No named executive officer has stock options with an intrinsic value.

(10) Upon termination for cause, all options terminate at the termination of employment.

(11) Upon a change in control event (as defined in the 1999 Plan), options granted under the 1999 Plan would automatically vest unless Pier 1 Imports' board of directors determines otherwise prior to the change in control event. Under the 2006 Plan, upon a corporate change (as defined in the plan) the vesting of options may be accelerated, the options may be surrendered for a cash payment or adjusted at the discretion of the Committee or the Committee may determine to make no changes to the options. The 1989 Plan does not address change in control. Assuming that upon a change in control or corporate change an acceleration of the vesting of the options granted under the 1999 Plan and 2006 Plan occurs, no named executive officer has stock options with an intrinsic value. The exercise term would be determined by the Committee.

(12) Upon the death or disability of an optionee, the options granted under the 1999 Plan and the 2006 Plan become fully exercisable to the extent of all unexercised shares, and may be exercised by the optionee, or in the case of death by the optionee's estate, until the earlier of (a) the expiration of the option term, or (b) the first anniversary date of such death or disability. Options granted under the 1989 Plan allow in the event of disability or death of an optionee that the optionee, or the executor or administrator of the optionee's estate, may exercise the options to the extent they are vested until the earlier of (a) expiration of the option term, or (b) the first anniversary of the date of death or disability. No named executive officer has stock options with an intrinsic value.

(13) If Mr. Smith's employment ended as of the end of fiscal 2008 due to a voluntary good reason termination or an involuntary without cause termination, then pursuant to his employment agreement Mr. Smith would be entitled to receive through the term of the agreement his compensation and benefits and 1,000,000 shares of Option 2 would vest. At the end of fiscal 2008, Option 2 had no intrinsic value. Mr. Smith would also be entitled to receive the bonus earned in fiscal 2008 as set forth in the Summary Compensation Table above. In the event of Mr. Smith's disability which results in termination of employment, then pursuant to his employment agreement Mr. Smith would be entitled to receive 13 weeks of compensation and benefits, and any vesting of Option 2 which occurs in the 13-week period. After the 13-week period Mr. Smith would participate in any Pier 1 Imports short-term or long-term disability plans to which he is eligible. Change in control does not constitute a termination event under the agreement, and the death of Mr. Smith ends the employment agreement.

(14) Post-employment consulting agreement amounts shown are the maximum consulting fee payable, which amount is subject to reduction when payment of full retirement benefits begin. As mentioned in the Compensation Discussion and Analysis above, these agreements have been mutually terminated by the parties as of April 20, 2008.

OTHER BUSINESS

Pier 1 Imports does not plan to act on any matters at the meeting other than those described in this proxy statement. If any other business should properly come before the meeting, the persons named in the proxy will vote in accordance with their best judgment.

Shareholder Proposals for 2009 Annual Meeting

To be included in the proxy statement relating to the 2009 annual meeting of shareholders, shareholder proposals made pursuant to SEC Rule 14a-8 must be received by Pier 1 Imports' corporate secretary no later than 5:00 p.m., local time, January 15, 2009.

In order to bring a matter before the 2009 annual meeting of shareholders that is not contained in the proxy statement, a shareholder must comply with the advance notice provisions of Pier 1 Imports' by-laws. Pier 1 Imports' by-laws require that it receive notice of the matter no earlier than March 22, 2009, and no later than April 21, 2009. You may contact Pier 1 Imports' corporate secretary to find out what specific information regarding the matter must be included with the advance notice.

YOUR VOTE IS IMPORTANT

You are encouraged to let us know your preference by completing and returning the enclosed proxy card or by voting by telephone or the Internet.



Michael A. Carter
Senior Vice President and General Counsel,
Corporate Secretary

May 15, 2008

APPENDIX A

PIER 1 IMPORTS, INC.
STOCK PURCHASE PLAN

Restated As Amended June 20, 2008

PURPOSE OF PLAN

The purpose of the Pier 1 Imports, Inc. Stock Purchase Plan (the "Plan"), which was established in 1980 and was most recently amended and restated on June 25, 2004, is to provide Eligible Participants of Pier 1 Imports, Inc. and its employing affiliates with the opportunity to acquire an ownership interest in Pier 1 Imports, Inc. and thereby provide those who will be responsible for the continued growth of Pier 1 Imports, Inc. with a more direct concern about its welfare and a common interest with other shareholders of Pier 1 Imports, Inc. The Plan provides a voluntary method of acquiring shares of Common Stock in convenient installments by compensation deductions, supplemented by contributions from the Company. The Board of Directors of Pier 1 Imports, Inc. has adopted this restatement and amendment of the Plan, subject to approval by the shareholders of Pier 1 Imports, Inc. at their annual meeting on June 20, 2008. Upon approval by the shareholders of Pier 1 Imports, Inc., the Plan as amended and restated herein shall become effective as herein provided.

SUSPENSION PERIOD

On January 24, 2008, the Board of Directors, upon the recommendation of the Compensation Committee of the Board of Directors, approved a resolution (i) to suspend Participant compensation deductions, Company matching contributions and enrollment of new Participants under the Plan and (ii) to suspend purchases of shares of Common Stock under the Plan, each to occur after the last event in which Participant compensation deductions plus Company matching contributions could be used to purchase shares of Common Stock within the authorized aggregate amount for issuance under the Plan of 1,500,000 shares of Common Stock. The effective date of the suspension was March 29, 2008 (the "Suspension Date"). The suspension period (the "Suspension Period") began on the Suspension Date and will end as soon as administratively practicable after the Plan as amended and restated herein is approved by the shareholders at their annual meeting on June 20, 2008. Should the amended and restated Plan not be approved at that meeting, then the Suspension Period will continue. During the Suspension Period, all other aspects of the Plan will continue in full force and effect.

ARTICLE I

ELIGIBILITY

All employees of the Company who have attained the age of majority of their state or province of residence and have completed 60 days of continuous employment with the Company will be eligible to participate in the Plan at their election; provided, however, that a Participant who has withdrawn from the Plan will again be eligible to participate only after a period of 6 months from the date of such withdrawal. Directors will also be eligible to participate in the Plan at their election, provided, however, that Directors who are also employees of the Company will be governed by all provisions of the Plan, including eligibility requirements, applicable to employees of the Company.

No amounts from an employee Participant's Account will be used to purchase shares of Common Stock if immediately after such purchase such employee would own 5% or more of the total combined voting power or value of all classes of stock of the Company (including any stock attributable to such employee under Section 424(d) of the Code).

ARTICLE II

PARTICIPATION

An Eligible Participant at his election may enroll as a Participant by completing and signing a compensation deduction authorization form. Such forms may be obtained through the Human Resources Department of the Eligible Participant's employer or, in the case of a non-employee Director, from the Company. Enrollment shall become effective and the Company will establish an Account for an Eligible Participant as soon as practicable after the signed compensation deduction authorization form is received by the Eligible Participant's employer or, in the case of a non-employee Director, is received by the Company.

ARTICLE III

METHOD OF OPERATION

Pier 1 Imports, Inc., assisted by the Administrative Committee, will administer the Plan and will establish an Account in the name of each Participant. The Company will deduct funds from each Participant's pay as authorized and will credit monthly the Plan Account of such Participant with such deducted fund amounts plus Company contribution amounts established pursuant to Article V on behalf of Participant. Such amounts will be used as soon as administratively practicable to purchase shares of Common Stock (i) in the open market by a Broker designated by the Administrative Committee, or (ii) directly from Pier 1 Imports, Inc. No purchases of Common Stock, however, through a Broker may be made at a price which is greater than the fair market value of the Common Stock at the time of the purchase. Purchases of shares of Common Stock from Pier 1 Imports, Inc. will be at an average price per share determined over an allocation period, each as established by the Administrative Committee from time to time. Purchased shares will be allocated to the Accounts of Participants, at the average price per share for open market purchases or the average price per share as established by the Administrative Committee, as the case may be, in proportion to the funds received for each respective Account. Allocation will be made in full shares of Common Stock and fractional interests therein to the one-thousandth of a share. Any Broker's commissions or markups on purchases made by a Broker will be paid by Pier 1 Imports, Inc.

ARTICLE IV

COMPENSATION DEDUCTIONS

An employee Participant, including an employee Participant who is also a Director, will specify in a deduction authorization form the amount to be withheld from his Compensation, with a minimum of $2.50 per week and a maximum of 20% of his Compensation. A non-employee Director will specify in a deduction authorization form the amount to be withheld from his cash director compensation payments. A non-employee Director may not contribute any amounts in excess of his cash director compensation payments. Deductions from Compensation or deductions from a non-employee Director's cash director compensation payments, as the case may be, will be made from each check payable to a Participant, and such authorization will remain effective until revised or terminated as hereinafter provided.

Deductions from Compensation or deductions from a non-employee Director's cash director compensation payments, as the case may be, may be increased or decreased (subject to the minimum and maximum limitations set forth above) at any time by the Participant completing a new deduction authorization form and submitting it to the Human Resources Department of the Participant's employer, or to the Company in the case of a non-employee Director. Commencement of deductions and increases or decreases of deductions will become effective as of the first day of a payroll period, provided that it is administratively practicable, after a Participant's request is received. With respect to non-employee Directors, all references to "the first day of a payroll period" herein means the date of a cash director compensation payment.

ARTICLE V

COMPANY CONTRIBUTIONS

The Company will contribute an amount equal to 25% of the Compensation deduction of each employee Participant, including an employee Participant who is also a Director, for the purchase of Common Stock under the Plan for each Participant. The Company will contribute an amount equal to 25% of the non-employee Director's deduction from his cash director compensation payments for the purchase of Common Stock under the Plan for such non-employee Director.

ARTICLE VI

TERMINATION OF COMPENSATION DEDUCTIONS

A Participant's compensation deduction authorization shall automatically terminate upon death, termination of employment or cessation of service as a Director, as the case may be. Compensation deductions may also be voluntarily terminated at any time by Participant's written notice to the Human Resources Department of the Participant's employer, or notice to the Company with respect to a non-employee Director Participant ("Withdrawal Request"). Voluntary termination of deductions shall become effective as of the first day of a payroll period, provided that it is administratively practicable, and after receipt of a Withdrawal Request. After termination of compensation deductions, a Participant's Account shall be closed in accordance with the terms set forth in Article IX.

ARTICLE VII

TERM; AMENDMENT OR TERMINATION OF PLAN

Unless previously terminated by the Board of Directors, the Plan will automatically terminate on the earlier of (i) the fifth anniversary of the Effective Date (i.e., June 20, 2013), or (ii) when an aggregate of 2,500,000 shares of Common Stock, plus 41,025 authorized shares of Common Stock which remained available for issuance under the Plan on the Suspension Date, have been issued after the Effective Date. The Board of Directors reserves the right to amend, suspend or terminate the Plan at any time. Any such action will not result in the forfeiture of any funds deducted from the compensation of any Participant or contributed by the Company on behalf of any Participant, or of any Common Stock shares or fractional interest in Common Stock shares held in a Participant's Account, or of any dividends or other distributions in respect of such shares, which occur before the effective date of the amendment, suspension or termination of the Plan.

Any amendment to the Plan will be submitted to the shareholders of Pier 1 Imports Inc. for approval by the affirmative vote of a majority of the shares of the Common Stock present or represented by proxy and entitled to a vote on the matter at a meeting called therefor, if the amendment would:

(a) materially increase the benefits accruing to Participants; or

(b) materially increase the number of shares of Common Stock which may be issued under the Plan; or

(c) materially modify the requirements as to eligibility for participation in the Plan.

ARTICLE VIII

PARTICIPANTS' ACCOUNTS

Each Participant for whose Account purchases of shares of Common Stock were allocated acquires full ownership of all such allocated shares and any fractional interest therein. All shares will be registered in the name of the Plan and will remain so registered until delivery of the shares to the Participant pursuant to the Plan. Shares of Common Stock held by the Plan in a Participant's Account may not be sold or assigned, nor may a security interest in such shares be granted. A Participant's compensation deductions will terminate if he grants a security interest or sells or assigns his interest in the Plan.

A Participant's Account will be credited with all dividends, if any, paid with respect to the full shares and any fractional interest in shares held in his Account. All cash dividends will be reinvested in Common Stock following payment thereof.

Stock dividends and/or any stock splits with respect to shares of Common Stock held in a Participant's Account will be credited to the Account without charge. Distributions of other securities and rights to subscribe may be sold at the direction of the Administrative Committee, and the proceeds will be handled in the same manner as a cash dividend.

A Participant will receive quarterly and annual statements of his Account. The Company will send to each Participant as soon as administratively practicable, by mail or otherwise, all notices of meetings, proxy statements and other materials distributed by Pier 1 Imports, Inc. to its shareholders. Upon receipt of instructions from a Participant, the Administrator of the Plan will vote, or exercise dissenter's rights when applicable, shares of Common Stock in Participant's Account in accordance with the instructions of Participant. In addition, the Administrator of the Plan will vote, or exercise dissenter's rights when applicable, shares of Common Stock in Participants' Accounts for which no instructions were received in the same proportion as shares for which instructions were received are voted.

In the event of a tender offer for Common Stock, the Company will send to each Participant the tender offer documents and other materials relating to such tender offer that are received by the Plan as a holder of Common Stock, together with a form to provide instructions whether to direct the Administrator of the Plan to tender into the tender offer the Common Stock in a Participant's Account. Upon receipt of instructions from a Participant, the Administrator of the Plan will take such action as directed by Participant. In addition, the Administrator of the Plan will tender into such tender offer only that number of shares of Common Stock for which valid instructions were not received from Participants that bears the same ratio to the total of all shares for which valid instructions were not received as the number of shares for which valid instructions to tender into the tender offer bears to the total number of shares in Participants' Accounts.

ARTICLE IX

WITHDRAWAL FROM THE PLAN AND DISTRIBUTION OF SHARES

A Participant may withdraw from the Plan at any time by delivering a Withdrawal Request as set forth in Article VI. Upon such withdrawal from the Plan, all shares in the Account of such Participant shall be distributed to the Participant as soon as administratively practicable after the end of the month in which the Withdrawal Request is received. A Participant who withdraws from the Plan may not re-enter the Plan until 6 months after such withdrawal. After that time, the Participant may re-enter the Plan by following the procedures set forth in Article II.

Any Participant, or the estate of any Participant, whose compensation deduction authorization is automatically terminated as set forth in Article VI, may submit a Withdrawal Request and close their Account. If a Withdrawal Request is not submitted, then all shares in such Account shall be automatically distributed to such former employee or such former employee's estate, as the case may be, at the same time and in the same manner as shares are distributed to Participants pursuant to the following paragraph.

All shares in the Account of each Participant shall be automatically distributed to the Participant at least once each calendar year. The Company may at its option make all distributions under this Article IX electronically in book-entry form which may include delivery of fractional shares.

ARTICLE X

RESALE OF STOCK ACQUIRED FROM THE PLAN

Participants who are deemed to be "affiliates" of Pier 1 Imports, Inc. within the meaning of the Securities Act of 1933 ("Act") may sell or transfer such shares only in accordance with the provisions of Rule 144 under such Act, in a transaction otherwise exempt from registration under such Act or pursuant to an effective registration under such Act. Additionally, all sales of Common Stock shall be subject to and in compliance with the Pier 1 Imports, Inc. insider trading policies and procedures and all applicable laws, rules and regulations.

ARTICLE XI

MISCELLANEOUS

Neither the act of establishing the Plan nor any provision hereof or action taken hereunder shall be construed as giving any Participant the right to be retained as an employee or Director of the Company, and the right of the Company to dismiss or discharge any employee, and the right of the shareholders of Pier 1 Imports, Inc. to elect Directors of Pier 1 Imports, Inc., are specifically reserved.

Pier 1 Imports, Inc. may require compliance with or satisfaction of any legal requirement which may be deemed by it necessary as a condition for participation in the Plan or for distribution or payment of interests or benefits thereunder.

By his act of participating in the Plan, or of accepting any benefits hereunder, a Participant and any person claiming under or through him shall thereby be conclusively deemed to have accepted and consented to the application to him of the provisions of the Plan.

Neither Pier 1 Imports, Inc. nor any of its subsidiaries both corporate and non-corporate (including, but not limited to, any statutory trust), nor any Director, officer, employee or agent of Pier 1 Imports, Inc. or any of its subsidiaries both corporate and non-corporate (including, but not limited to, any statutory trust), warrants or represents in any way to any Participant that the value of Common Stock will increase or will not decrease or that dividends will be paid on Common Stock, either at all or at any particular level. Each Participant assumes all risks in connection with changes in value of Common Stock and all risks that dividends may not be paid, either at all or at any particular level.

Any words used herein in the masculine gender shall be construed as though they were used in the feminine gender wherever appropriate.

Upon voluntary or automatic withdrawal by a Participant from the Plan, shares may be distributed from the Plan electronically in book-entry form and may include fractional shares. If the Company elects to distribute only full shares from the Plan, then any fractional shares shall be valued at a fair market value and distributed in cash in conjunction with the distribution of full shares.

The Plan is hereby amended and restated in its entirety effective as of June 26, 2008, subject to shareholder approval as stated above.

ARTICLE XII

DEFINITIONS

For the purpose of the Plan, unless the context clearly or necessarily indicates the contrary, the following words and phrases shall have the meanings set forth in the definitions below:

a. "Account" shall mean the separate Account established and maintained for each Participant pursuant to Article VIII hereof.

b. "Administrative Committee" shall mean the committee which may be from time to time formed to assist Pier 1 Imports, Inc. in the administration of the Plan, the members of which shall be appointed by the Board of Directors. The Administrative Committee shall be comprised of not less than two "Non-Employee Directors" of Pier 1 Imports, Inc. as that term is defined in Rule 16b-3(b) promulgated under the Securities Exchange Act of 1934, as amended. The Administrative Committee will be the Compensation Committee of the Board provided that the above requirements are met, in which event no additional appointment shall be necessary by the Board of Directors.

c. "Administrator of the Plan" shall mean Pier 1 Imports, Inc.

d. "Board of Directors" shall mean the Board of Directors of Pier 1 Imports, Inc.

e. "Broker" shall mean the broker appointed by the Administrative Committee pursuant to Article III.

f. "Code" shall mean the Internal Revenue Code of 1986, as amended.

g. "Common Stock" shall mean shares of common stock, par value $1 per share, of Pier 1 Imports, Inc.

h. "Company" shall mean Pier 1 Imports, Inc., a Delaware corporation, its successors and assigns and any of its subsidiaries both corporate and non-corporate (including, but not limited to, any statutory trust) any of which has employees and which shall adopt the Plan by action of its board of directors, or other governing person or entity, if applicable.

i. "Compensation" shall mean the total of all amounts paid by an employer to or for the benefit of an employee Participant for services rendered or labor performed for the employer which are required to be reported on the Participant's federal income tax withholding statement or statements (Form W-2, Box 1 or its subsequent equivalent), subject to the following exclusions: taxable income resulting from the exercise of stock options, non-cash compensation (i.e., non-cash awards), moving expense reimbursements, cash and non-cash fringe benefits, expense allowances, expense reimbursements, payments of deferred compensation, welfare benefits, severance pay, supplemental disability pay, relocation pay and compensation earned before an employee was first eligible to participate in the Plan.

j. "Director" shall mean an individual who is a member of the Board of Directors.

k. "Effective Date" shall mean June 20, 2008, provided that the Plan as amended and restated herein is approved by the shareholders of Pier 1 Imports, Inc. at their annual meeting on that day, as may be continued.

l. "Eligible Participant" shall mean any employee, including any employee who is a Director, or a non-employee Director who meets the requirements stated in Article I.

m. "Participant" shall mean any employee or non-employee Director who elects in accordance with the provisions of the Plan to participate in the Plan through compensation deductions pursuant to Article II.

n. "Plan" shall mean the Pier 1 Imports, Inc. Stock Purchase Plan, as amended and restated herein.

Signed effective as amended and restated June 20, 2008 (the "Effective Date")

Pier 1 Imports, Inc.,
a Delaware corporation

By: ______________________________

Gregory S. Humenesky
Executive Vice President

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Driving Directions
for the
Pier 1 Imports, Inc.
Annual Meeting of Shareholders
at
Pier 1 Imports, Inc.'s Corporate Headquarters
100 Pier 1 Place, Fort Worth, Texas 76102
at
10:00 a.m., local time
on
June 20, 2008

Reminder: You must present your admission ticket at the admissions table in order to attend the Pier 1 Imports, Inc. Annual Meeting of Shareholders. Doors will open at 9:00 a.m., local time.

Below are directions to Pier 1 Imports' corporate headquarters from various locations in the surrounding area.

From DFW Airport:

- Take the south exit from the airport.
- After passing through the tollgate, take Hwy. 183 west to Fort Worth. (Follow signs to Fort Worth.)
- Hwy. 183 will merge with Hwy. 121.
- Stay on Hwy. 121 to downtown Fort Worth.
- Take the Belknap exit.
- Belknap will split into Summit Ave (left) and Forest Park Blvd (right). Merge left onto Summit Ave.
- Go through the light and take an immediate right into Pier 1 Imports. Follow directions for parking.

From Downtown Dallas:

- Take I-30 west from I-35E intersection.
- After approximately 30 miles, take the Summit Avenue exit.
- Turn RIGHT on Summit Avenue. Continue for approximately ½ mi.
- Turn LEFT on 5th Street.
- Turn RIGHT into Pier 1 Imports. Follow directions for parking.

From North Dallas:

- Take I-635 (LBJ Freeway) west to Hwy. 121.
- Go south on Hwy. 121.
- Follow signs to downtown Fort Worth.
- Take the Belknap exit.
- Belknap will split into Summit Ave (left) and Forest Park Blvd (right). Merge LEFT onto Summit Ave.
- Go through the light and take an immediate right into Pier 1 Imports. Follow directions for parking.

From West Fort Worth:

- Take I-30 East.
- Take the Forest Park Blvd exit and turn LEFT at the light.
- Forest Park Blvd turns into N Forest Park Blvd.
- Turn RIGHT on W 5th Street.
- Continue on W 5th Street for approx ⅕ mile. Turn LEFT into Pier 1 Imports. Follow directions for parking.

Parking will be available on a first-come, first-served basis.

If you have any further questions about attending the meeting, please call our Investor Relations Department at (817) 252-7835 or toll-free at (888) 807-4371.

Pier 1 imports®